[redacted]

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1—

[redacted]

04047629

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated October 19, 2004
Commission file number: 0-14624 + 0-15269

P.E. 10-19-04

1— **Waterford Wedgwood plc**	2— **Waterford Wedgwood UK plc**

(Exact name of registrant as specified in its charter)

REPUBLIC OF IRELAND	**ENGLAND AND WALES**

(Jurisdiction of incorporation or organization)

KILBARRY, WATERFORD	**BARLASTON, STOKE-ON-TRENT,**
REPUBLIC OF IRELAND	**ENGLAND ST12 9ES**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___✓___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ___✓___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___✓___

This Report on Form 6-K contains the annual report for Waterford Wedgwood plc and the annual report for Waterford Wedgwood UK plc. In addition, this Report on Form 6-K contains a summary of the accounts of Waterford Wedgwood UK plc and an insert to the annual report with a summary of certain offers made to the shareholders of Waterford Wedgwood plc.

The following documents are furnished herewith and made part of this Report pursuant to the General Instructions to Form 6-K.

Exhibits

Annual report of Waterford Wedgwood plc

Annual report of Waterford Wedgwood UK plc

Summary of accounts of Waterford Wedgwood UK plc

Summary of offers to shareholders of Waterford Wedgwood plc

LONDON:231646.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waterford Wedgwood plc
Waterford Wedgwood UK plc
(Registrant)

By: ____________________
Name: Patrick Dowling
Title: Secretary

Dated: October 19 , 2004

LONDON:209989.2

WEDGWOOD

ACCOUNTS 2004



WATERFORD WEDGWOOD

WEDGWOOD ENGLAND 1759
COALPORT® EST. 1750
MASON'S EST 1796
johnson brothers
FRANCISCAN
Rosenthal studio-linie
Rosenthal classic
Thomas rosenthal group
HUTSCHENREUTHER 1814 GERMANY
WATERFORD CRYSTAL
MARQUIS WATERFORD CRYSTAL
stuart CRYSTAL
Spring SWITZERLAND
W-C DESIGNS
VERSACE
BVLGARI
John Rocha at WATERFORD CRYSTAL
JASPER CONRAN
PAUL COSTELLOE
Nick Munro
Emeril
Vivienne Westwood
VERA WANG
Andy Warhol
KELLY HOPPEN

Front cover picture:

Ireland's Cian O'Connor celebrates his Athens Olympics 2004 gold medal winning round on Waterford Crystal (acquired for him by Sir Anthony and Lady O'Reilly, Independent News & Media and Waterford Crystal). Photograph: Brendan Moran, Sportsfile.

CHAIRMAN'S STATEMENT



HE ALL-CLAD DISPOSAL IS A SIGNIFICANT MILESTONE. OUR BALANCE SHEET WILL BE SUBSTANTIALLY IMPROVED WHEN WE RECEIVE THE PROCEEDS. AS OUR DEBT FALLS, INTEREST COST WILL REDUCE SIGNIFICANTLY. THAT WILL ALLOW US TO RE-INVEST IN MARKETING, TO DRIVE OUR TOP LINE AND TO ENHANCE OUR MARGIN. IT IS THE ESSENTIAL FIRST STEP OF OUR PLAN FOR GROWTH. WE REMAIN COMMITTED TO THIS FINE COMPANY AND ITS GREAT BRANDS.

CHAIRMAN
17 June 2004

CHIEF EXECUTIVE'S STATEMENT

T WAS ANOTHER CHALLENGING YEAR FOR YOUR GROUP AND FOR OTHERS IN OUR INDUSTRY. ALTHOUGH THERE WAS SOME IMPROVEMENT IN THE SECOND HALF, THE FULL YEAR RESULTS DID NOT MEET OUR STANDARDS. EARNINGS BEFORE INTEREST, TAXATION, DEPRECIATION, AMORTISATION AND RESTRUCTURING CHARGES WERE €68.1 MILLION, COMPARED TO €114.9 MILLION IN FISCAL 2003. THE FIRST SIX MONTHS WERE ESPECIALLY TOUGH DUE TO THE WAR IN IRAQ AND THE SARS EPIDEMIC.

The continuing weakness of the US dollar has been unhelpful to us. About half of our business is denominated in dollars. Consider the rates at which we did business over the past two years. In the three months to March 2002, the exchange rate was €1 = $0.88. In the financial year to March 2003, we translated at €1 = $1. In the year to March 2004, the rate was €1 = $1.18. This deterioration in the dollar makes our costs, whether in Ireland or the UK, higher in dollar terms. It makes the revenues from the US lower when translated into euro.

As a result, our operating profit was €28.4 million compared with €64.2 million in 2003. Unfortunately, the significant benefits from the restructuring of recent years were not sufficient to overcome the impact of a weaker dollar and lower volumes. It is important to note that the adverse effect of exchange rates was €30 million, principally due to the US dollar.

Our sales for the year were €831.9 million, €119.4 million lower than in 2003. At constant currency, the fall was €28.8 million or 3.3%. We lost €49.3 million after tax and minority interests compared to a net profit of €1.8 million the previous year. We do not propose to pay a dividend.

Although the numbers set out in these results provide evidence of the challenging conditions we faced, there was some good news. Core sales of Rosenthal increased in a very difficult retail environment. Cashs Mail Order, which we purchased in 2002, experienced strong demand. Vera Wang, our very successful bridal range at Wedgwood, more than doubled. Our licensed sales in Japan continued to be enormously successful. Other brand extensions and designer alliances also did well.

We all recognise that these results are not satisfactory. We also recognise that our long-term success cannot be contingent on exchange rates or other external factors. We will chart our own destiny. We are now positioning the Group to be profitable, even at a weak euro-dollar exchange rate. We cannot wait for the dollar to strengthen.

Accordingly, in recent months, we have begun to implement a Plan for Growth. The proposed sale of All-Clad is the essential first step in this plan. Subject to necessary approvals, the proceeds (about €205 million, before expenses of approximately €8 million) are scheduled to be received at the end of July. These proceeds will be used to reduce our debt which, at €382.9 million on March 31, was too high. Most of this debt was incurred in making substantial capital investment in our key plants, closing non-core plants and on acquisitions. There will be a significant reduction in the cost of servicing our debt going forward.

In parallel, our plan encompasses a root-and-branch review of our business to reduce required working capital. Too much of our money is used to finance stock. By changing the way we do business, we will free up cash. We have engaged consultants to help with this project. We expect that, over the next 18 months, our team will release a significant amount of cash from the business. There may be a once-off adverse effect on the profit-and-loss account but this would be offset against our much greater capital gain on the disposal of All-Clad.

Next, we will apply some of the freed-up working capital to supporting our great core brands. In the second half of the current year, we will begin to increase marketing spend, growing in 2006/7 to at least €20 million more than previously allocated to marketing.

There is much more to marketing than just spending. We have begun to implement new marketing plans. We will also broaden our design alliances to support a new crystal range for the US. We are confident that we can replicate the success of our many brand extensions and designer alliances: Vera Wang, Jasper Conran, Andy Warhol, Emeril Lagasse, to name just a few. In addition, we will target significant sales at the casual segment.

The appointments of Peter Cameron, currently Chief Executive of All-Clad, as Group Chief Operating Officer and Paul D'Alton as Chief Financial Officer are an integral part of our Plan for Growth.

Your management team is confident that, with increased sales, the substantial investment in plant and restructuring completed over recent years will bear fruit. Between 1997 and 2004, we spent over €300 million on technology and restructuring with the result that, on an incremental cost basis, while maintaining the highest quality in the world, our European-based production unit costs are close to those achieved in the People's Republic of China. This means that as we drive increased volume through our state-of-the-art plants, we will achieve substantially improved margins and profits.

Balance sheet

On the financial front, the Group has totally restructured its debt profile, putting balanced facilities in place with an average life of five years including a seven-year high yield bond of €166 million. The new structure was completed in December 2003 by a rights issue of €38.5 million. At year end, the Group had net assets of €198 million (2003: €204 million). This will increase substantially with the All-Clad proceeds.

Operating profit before goodwill amortisation and exceptional charges

Group operating profit was €28.4 million (2003: €64.2 million). Margin erosion and pension costs, translation and transaction exchange rate impacts, primarily in the US dollar, account for most of the year-over-year changes.

EBITDA

During 2004, the Group earned €68.1 million EBITDA, before restructuring charges (2003: €114.9 million). The impact of the US dollar, weaker sales, competitive pressure on margins, particularly in the latter part of the year, all combined to produce this less-than-satisfactory performance.

Market expectations were in the region of €80 million after the third quarter. The shortfall was due to tighter margins particularly in Germany and the US and higher than anticipated pension costs at Rosenthal.

Cash flow and debt

Net debt at 31 March 2004 was €382.9 million, broadly in line with market expectations. Before rights issue proceeds of a gross €38.5 million, cash outflow during the year was €109.5 million primarily related to a major restructuring at Wedgwood including the closure of two UK based factories and consolidation of facilities into a single UK production location and the rationalisation of over 1,100 jobs and financing fees.

Crystal

Crystal sales declined from €314.3 million to €263.2 million (-16.3%). At constant exchange rates, the decline was 7%. Operating profit was €3.1 million, down from €28 million. Our brands maintained their market share in the United States, Ireland and the UK.

Ceramics

Ceramics sales fell from €414.2 million to €365.6 million (-11.7%). At constant exchange rate, the decline was 5.5%. There was an operating loss of €0.4 million compared to an operating profit of €3 million in 2003. Consumer demand was weak in Britain, Germany and the rest of Europe. On the other hand, Japanese sales were up by 7.5% and US sales - boosted by the highly successful Vera Wang bridal range - were up 4.2%.

Other products

Our Other products sector grew from €101 million to €103 million (+2%). At constant exchange rates, sales were up 18%. There was an operating profit of €12.8 million, up from €11.7 million. Cashs Mail Order and Waterford's Holiday Heirloom range of Christmas products were the main contributors.

Cookware

Sales of cookware were down from €121.8 million to €100.1 million (-17.8%) or by 3.3% at constant exchange rates. Operating profit was €12.9 million, down from €21.5 million.

In January 2004, following several unsolicited approaches, we appointed advisers to evaluate the possibility of the sale of All-Clad, our US luxury cookware company. On 2 June, we agreed a sale price of $250 million, about $50 million above market expectations. The sale to Groupe SEB is scheduled to close by 1 August.

All-Clad contributed €18.3 million of EBITDA, €17 million of operating profit before goodwill amortisation. Although it made a significant contribution to EBITDA, the after tax impact of the disposal is small compared with the interest reducing effect of the €205 million all cash consideration.

With the sale of All-Clad, we are retaining Spring, our Swiss cookware brand, one of the industry's great luxury names in fine cookware. We will therefore retain a presence in this market segment.

Last year, the Group announced restructuring actions at both Wedgwood and Waterford which were designed to reduce manufacturing headcount by about 1,000 people. Implementation of these plans is now largely complete. The related outsourcing of Johnson Brothers Earthenware Products to the People's Republic of China has been successful.

Paul D'Alton who took over as Chief Financial Officer on 4 May 2004 has been appointed to the Board effective 17 June 2004. Peter Cameron, Chief Executive of All-Clad, will become Group Chief Operating Officer. Bob Niehaus, a non-executive Director since 1990, has retired from the Board as has Brian Patterson, a Board member since 1992. Richard Barnes, a Director since 1993 and former Finance Director has also retired from the Board.

GROUP CHIEF EXECUTIVE OFFICER
17 June 2004

ALL-CLAD SALE FOR $250 MILLION

SALES AT €831.9 MILLION DOWN 3.3%

OPERATING PROFIT €28.4 MILLION

EBITDA OF €68.1 MILLION

OPERATING MARGIN 3.4%

NET DEBT €382.9 MILLION

The past year has been particularly difficult for the company, following a previous two years that were already the toughest in the company's history.

It has also been a very eventful year. The company has restructured its cost base, outsourcing Johnson Brothers to the People's Republic of China, closing two factories in the UK and shedding 1000 people, while a similar action in Ireland impacted a further 250 people.

These changes helped to redress manufacturing costs and capacity in response to the weak demand experienced throughout 2004 fiscal year, but particularly during the April-June period.

A new capital structure was put into place which consisted of a €166 million high yield bond and revised banking facilities, providing the company with €458 million of facilities for an average 5 year term. The recapitalisation was completed by a rights issue for €38.5 million in December 2003.

Towards the end of the year a number of unsolicited enquiries were received about the potential sale of All-Clad. These have subsequently matured into the sale of that company to the French homewares business, Groupe SEB, for expected gross proceeds of $250 million (€205 million). All-Clad was purchased for $110 million in 1999. These proceeds will be put to the immediate task of debt reduction and will have a substantially lowering effect both on debt itself and also on the costs of financing in future years.

In its smaller form, the company will proceed to further reduce debt. We will also be carrying out a comprehensive review of our business, including a review of working capital and anticipate that, over the next 18 months, we could release up to €40 million cash from the business.

So, an eventful and difficult year. Soft demand, but significant responses put into place during the year. The capital gain on the sale of All-Clad will substantially strengthen the balance sheet and provide further freedom to address the rate of sales of inventory post the working capital review.

Finally the combination, at steady volume, of improved margins from restructuring, incremental investment in marketing, and lower financing cost should support a transitional year in 2005 and an upturn in 2006. Were the US$ to strengthen and should demand growth return, 2007 could see a distinct turnaround in the Group's performance.

Sales fell by 12.6% to €831.9 million, following a 4.6% fall in the year ended 31 March 2003. However, sales at constant exchange rates were down 3.3% on the prior year. Sales in the Crystal, Ceramics and Premium Cookware categories were down 7%, 5.5% and 3.3% respectively at constant exchange rates. These results, however, were offset by growth of 18% in Other products, primarily brand extensions. Our designer alliances continued to flourish with the ongoing success of Vera Wang at Wedgwood, Jasper Conran at Wedgwood and Stuart, John Rocha at Waterford and 'Rosenthal meets Versace'.

The Group's operating profit, before goodwill amortisation and restructuring charge of €28.4 million, was down from €64.2 million due in large part to adverse exchange. Pre-tax loss was €44.9 million in 2004 compared to a profit of €7.2 million last year. All but Ceramics product segments were profitable, though Crystal and Premium Cookware showed decline while Other products operating profits rose from €11.7 million in 2003 to €12.8 million.

Loss per share before goodwill amortisation and exceptional items was 0.96 cents (2003: EPS 4.23 cents). Post these items, an EPS of 0.22 cents in 2003 has turned into a loss per share of 5.63 cents in 2004.

During 2004, the Group earned €68.1 million EBITDA, before restructuring charges (2003: €114.9 million). The impact of the US dollar, weaker sales, competitive pressure on margins, particularly in the latter part of the year, all combined to produce this less than satisfactory performance.

Sales (€ Mil)


1100
1000
900
800
700
600
500
400
300
200
100
0
00 01 02 03 04

Operating profit before goodwill amortisation and exceptional charges (€ Mil)


110
100
90
80
70
60
50
40
30
20
10
0
00 01 02 03 04

EPS before goodwill amortisation and exceptional charges (cents)


10
9
8
7
6
5
4
3
2
1
0
-1
00 01 02 03 04

ROS before goodwill amortisation and exceptional charges (%)


11
10
9
8
7
6
5
4
3
2
1
0
00 01 02 03 04

Dividend per share (cents)


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
00 01 02 03 04

Net debt


450
400
350
300
250
200
150
100
50
0
00 01 02 03 04

Market expectations were in the region of €80 million after the third quarter. The shortfall was due to tighter margins, particularly in Germany and the US, and a higher than expected pension cost at Rosenthal.

At this time last year, we announced a major restructuring programme, moving Johnson Brothers production from the United Kingdom to the People's Republic of China. Establishing the new supply chain, which is now fully operational, resulted in the closure of two manufacturing facilities in the UK by December 2003, with the loss of 1,000 jobs.

In a similar but smaller vein, the company has also conducted a redeployment and redundancy programme in Waterford, Ireland. The programme, which is largely complete, will impact 250 employees.

Minor programmes were carried out in overseas locations.

Restructuring costs of €36.5 million were charged as exceptional items in the 2004 annual accounts.

In total, savings from these restructuring actions are expected to have a €30 million ongoing annual profit effect (at constant volumes).

The Directors are not recommending a final dividend for 2004. No interim dividend was paid in 2004.

At 31 March 2003, the FRS 17 pension deficit amounted to €139.1 million. During fiscal year 2004, improving equity markets and increased employee and employer pension contributions have reduced the FRS 17 pension deficit at 31 March 2004 to €103.1 million.

The All-Clad sale achieves a material de-leveraging of the Group and a stronger balance sheet. The cash which will be released from working capital will create further financial breathing space. Some of the funds released will be available for marketing and merchandising initiatives in support of our fine brands and products. Taking into account the Group's significant operational leverage, a return to sales growth achieved through these initiatives can deliver substantial performance improvement.



CHIEF FINANCIAL OFFICER
17 June 2004

DIRECTORS AND COMPANY SECRETARY



SIR ANTHONY O'REILLY*
Chairman, has been a Director of the Group since 1990 and was appointed Chairman on 1 January 1994. He is Chief Executive of Independent News & Media plc and is Chairman of Eircom plc.



PETER JOHN GOULANDRIS* joined the Group as a Director in 1996. He is Deputy Chairman of the Group and Chairman of Waterford Wedgwood U.K. plc. His other directorships include Fitzwilton Limited.



LADY O'REILLY* joined the Group as a Director in 1995. She is also Chairperson of the Irish National Stud Company Limited. She is a Director of the Wedgwood Museum Trust, Portmarnock Hotel & Golf Links Limited and Chairperson of the O'Reilly Foundation.



P REDMOND O'DONOGHUE joined the Group as a Director in 1985. He is Chief Executive Officer of the Group. He is a non-executive Director of Greencore plc and Chairman of the Governing Body of the Waterford Institute of Technology.



JOHN FOLEY joined the Group in 1991. He was appointed a Group Director in October 2000. He is Chief Executive of Waterford Crystal Limited.



TONY O'REILLY, JNR joined the Group as a Director in 1998. He became Chief Executive of Wedgwood on 7 November 2001. He is Non-Executive Chairman of Arcon International Resources plc. His other non-executive directorships include Providence Resources plc, Fitzwilton Limited and Independent News & Media plc.



OTTMAR C KÜSEL is Chief Executive Officer of Rosenthal AG. He was appointed a Director of the Group in 1997. He is Chairman of the Ceramics Industry Association (VKI). He is a member of the main board association of the Bavarian Industry & the Chamber of Commerce of Upper Franconia/ Bayreuth. He is also a member of the Advisory Board of the Düsseldorfer Hypotheken Bank AG.



PETER B CAMERON joined All-Clad as Chief Operating Officer in 1998. He became Chief Executive of All-Clad in August 2000 and was appointed a Group Director on 5 September 2001. He was appointed Group Chief Operating Officer in June 2004.



PAUL D'ALTON joined the Group as Chief Financial Officer on 4 May 2004 and was appointed to the Board on 17 June 2004. He was previously Chief Financial Officer and a member of the Court of Directors at Bank of Ireland and Chief Financial Officer of Aer Lingus. He is a fellow of the Institute of Chartered Accountants in Ireland, a director of the Irish Takeover Panel, a non-executive director of Bank of Ireland Assurance and non-executive Chairman of Aer Arann, the regional airline.



PATRICK J DOWLING
Company Secretary.

11



KEVIN C MCGORAN* joined the Group as a Director in 1990. He is Chairman of Fitzwilton Limited and Chairman of Waterford Crystal Limited.



GERALD P DEMPSEY* joined the Group as a Director in 1986. His other directorships include United Business Media Financial Services Ireland and associated companies.



LEWIS L GLUCKSMAN* joined the Group as a Director in 1998. He is retired from Salomon Smith Barney, New York, where he was Vice Chairman. He is currently adviser to Bank One Corporation and is a member of the Advisory Committee of the National Treasury Management Agency in Ireland - a Government appointment.



DAVID W SCULLEY* is a partner in the New York based investment firm, Sculley Brothers. He joined the Group as a Director in 1997. He serves on the Board of iTouch plc and a number of private companies.



SAM MICHAELS* joined the Group as a Director in 1999. He is Co-Chairman of All-Clad Holdings Inc., Chairman of NABCO Inc and Chairman of PAB Holding, LLC, Inc.



LORD WEDGWOOD joined Wedgwood in 1980. He was appointed a Director of the Group in 2000. He is also a Director of Waterford Wedgwood U.K. plc. He was a member of the House of Lords from 1975-1999.



DR F ALAN WEDGWOOD* joined the Group as a Director in 1986 and before that was a Director of Josiah Wedgwood & Sons Limited since 1966. He is also a director of Waterford Wedgwood U.K. plc.



PATRICK J MOLLOY* joined the Group as a Director in July 2002. He is Chairman of CRH plc, The Blackrock Clinic and Enterprise Ireland. He retired as Group Chief Executive of Bank of Ireland in January 1998.

DIRECTORS ON THE AUDIT COMMITTEE
Kevin C McGoran (Chairman), Gerald P Dempsey, Lewis L Glucksman and Patrick J Molloy.
DIRECTORS ON THE REMUNERATION AND NOMINATION COMMITTEE
Sir Anthony O'Reilly (Chairman), Gerald P Dempsey, Peter John Goulandris and Kevin C McGoran.
SENIOR INDEPENDENT DIRECTOR Gerald P Dempsey.
REGISTRARS Capita Corporate Registrars plc, Manor Street, Dublin 7, Ireland
COMPANY SECRETARY AND REGISTERED OFFICE
Patrick J Dowling, Kilbarry, Waterford, Ireland

Non-Executive Directors

REPORT OF THE DIRECTORS

The Directors submit their report to the shareholders, together with the audited financial statements for the year ended 31 March 2004.

The financial statements for the year ended 31 March 2004 are set out in detail on pages 14 to 38. A summary of the results is as follows:

	€Mils
Operating profit before exceptional items	21.7
Exceptional items	(36.5)
Profit on sale of fixed assets	6.0
Loss before interest and taxation	(8.8)
Makewhole payment	(3.7)
Net interest payable	(32.4)
Loss on ordinary activities before taxation	(44.9)
Taxation on loss on ordinary activities	(4.7)
Loss on ordinary activities after taxation	(49.6)
Minority interests	0.3
Loss attributable to members of the parent company	(49.3)
Dividend for the year	–
Loss absorbed for the year	(49.3)

Translation and other adjustments totalling €10.2 million have increased the revenue reserves balance during the year.

No interim dividend was paid in the financial year ended 31 March 2004. The Directors do not propose to pay a final dividend.

A review of the business and future developments is contained in the Chairman's statement, Chief Executive's statement and the Financial review which appear on pages 1 to 5.

The Company's principal subsidiary companies as at 31 March 2004 are listed on page 38.

There have been no significant events affecting the Group since the year end, other than those described in the Chief Executive's statement, the Financial review and in note 28 to the Accounts.

The Directors of the Company at the date of this report are listed under Directors' and Company Secretary's interests. All the Directors, except P D'Alton, held office throughout the entire year.

P D'Alton, having been appointed since the last Annual General Meeting, will retire at the Annual General Meeting in accordance with the Articles of Association and, being eligible, will offer himself for election.

PB Cameron, GP Dempsey, PR O'Donoghue, Lady O'Reilly, DW Sculley and PJ Goulandris will retire by rotation at the Annual General Meeting in accordance with the Articles of Association and, being eligible, will offer themselves for re-election.

S Michaels, Co-Chairman of All-Clad, provides consulting services to All-Clad for an annual fee of US$311,000. DW Sculley has, through Wellspring Holdings Inc, a contract to provide consulting services to Waterford Wedgwood USA Inc and All-Clad for an annual fee of US$400,000. Mentoring Services Limited, in which BD Patterson has an interest, had a contract to provide consulting services for a fee of €109,350, which expired on 31 December 2003. PR O'Donoghue has a service contract which can be terminated by three years' notice. OC Küsel has a service contract which expires on 31 December 2007.

Other than service contracts and the arrangement described in note 28, there has not been any contract or arrangement with the Company or any subsidiary at any time during the financial year, or between 31 March 2004 and 17 June 2004, in which a Director of the Company was materially interested and which was significant in relation to the Company's business.

The beneficial interests of the Directors and of the Company Secretary in the shares of the Company at the dates shown together with particulars of the holdings of their immediate families were:

	Number of ordinary shares 31/3/04	31/3/03
Sir Anthony O'Reilly	–	–
RA Barnes†	190,296	149,520
PB Cameron	–	–
GP Dempsey	63,635	50,000
J Foley	160,479	105,034
LL Glucksman	–	–
PJ Goulandris	–	–
OC Küsel	–	–
CJ McGillivary*	635,058	498,975
KC McGoran	89,086	70,000
S Michaels	254,543	200,000
PJ Molloy	127,270	100,000
RH Niehaus‡	1,018,181	800,000
PR O'Donoghue	1,701,010	365,325
Lady O'Reilly	–	–
T O'Reilly, Jnr	68,343	51,500
BD Patterson‡	62,438	47,993
DW Sculley	1,228,181	965,000
FA Wedgwood	495,775	372,330
Lord Wedgwood	127,270	100,000
PJ Dowling	331,700	234,079

P D'Alton was appointed to the Board on 17 June 2004.
†RA Barnes retired as Chief Financial Officer on 4 May 2004 and retired from the Board on 17 June 2004.
‡BD Patterson and RH Niehaus resigned from the Board on 17 June 2004.
**CJ McGillivary retired as Chief Executive and President of Waterford Wedgwood USA Inc. and retired from the Board on 25 June 2004.*

Sir Anthony O'Reilly, Lady O'Reilly and Peter John Goulandris have each disclosed an interest in the shares of the Company pursuant to Section 53 of the Companies Act, 1990. Albany Hill Limited, a company controlled by Sir Anthony O'Reilly, Lady O'Reilly and Peter John Goulandris, has an interest in 34,081,550 shares in the Company. Indexia Holdings Limited, a company 100% owned by Sir Anthony O'Reilly, has disclosed an interest in 432,973 shares in the Company. Mystic Investments (Cayman) Limited, a company 100% owned by Sir Anthony O'Reilly, has disclosed an interest in 420,907 shares in the Company.

Araquipa International Limited, a company 100% controlled by Peter John Goulandris, has disclosed an interest in 34,505,163 shares of the Company. Cressborough Holdings, a company controlled by Peter John Goulandris, has disclosed an interest in 11,709,089 shares in the Company.

Sir Anthony O'Reilly and Peter John Goulandris disclosed a further interest in shares in the Company derived from the 164,179,942 shares registered in the name of Stoneworth Investment Limited which is owned and controlled by a company owned and controlled by Sir Anthony O'Reilly holding approximately 49% and a company owned and controlled by Peter John Goulandris also holding approximately 49% and by LL Glucksman holding approximately 2%. All of the above interests remained unaltered between 1 April 2004 and 17 June 2004.

At 31 March 2004, the issued share capital of the Group was €73.5 million, comprising 996,987,229 ordinary shares and 996,987,229 income shares in Waterford Wedgwood U.K. plc. Further details of share capital and share options are set out in notes 5 and 18 to the Financial Statements.

The Group maintains design and development departments in its main divisions. Expenditure on design and development in the year amounted to €6.1 million.

It is the policy of the Group to ensure the health and safety of its employees by maintaining a safe place and systems of work. This policy, which is set out in the safety statements of the relevant Group companies required by the Safety, Health and Welfare at Work Act, 1989, was applied during the year.

The Group donated €0.3 million in charitable contributions during the year in the communities around the world in which it operates.

The Group made no political contributions which would require disclosure under the Electoral Act 1997.

The Company has been notified of the following interests in its issued share capital in excess of 3% at 17 June 2004:

Name	Holding	Percentage
Stoneworth Investment Limited	164,179,942	16.5
*Bank of Ireland Asset Management	116,243,627	11.7
*VHC Partners LLP	37,085,710	3.7
*United States Trust Company	36,701,696	3.7
Arnhold & S. Bleichroeder Advisers Inc.	35,908,625	3.6
Araquipa International Limited	34,505,163	3.5
Albany Hill Limited	34,081,550	3.4

**The Directors have been advised that these shareholdings are not beneficially owned but are held on behalf of clients, none of which, so far as the Directors are aware, hold more than 3% of the issued share capital of the Company, except for Arnhold & S. Bleichroeder Advisers Inc., one of whose clients, the First Eagle Overseas Fund, holds 30,000,000 stock units, being 3% of the existing issued share capital. The holding of the First Eagle Overseas Fund is included in that of Arnhold & S Bleichroeder Advisers Inc. disclosed above.*

After making appropriate enquiries and on the basis of current financial projections and facilities available, the Directors have a reasonable expectation that the Group has adequate resources to continue operations for the foreseeable future and have therefore prepared the financial statements on a going concern basis.

The Auditors, PricewaterhouseCoopers, will continue in office in accordance with Section 160(2) of the Companies Act, 1963.

Irish company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that financial year.

In preparing those financial statements, the Directors are required to:

- select appropriate accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state that all accounting standards which they consider to be applicable have been followed; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group as a whole will continue in business.

The Directors have responsibility for ensuring that the Group keeps accounting records which disclose with reasonable accuracy at any time the financial position

REPORT OF THE DIRECTORS CONTINUED

of the Group and which enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with Irish statute, comprising the Companies Acts 1963 to 2003 and the European Communities (Companies: Group Accounts) Regulations, 1992. The Directors confirm that the financial statements comply with the above requirements. The Directors also have responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The measures taken by the Directors to secure compliance with the Company's obligation to keep proper books of account are the use of appropriate systems and procedures and employment of competent persons. The books of account are kept at Waterford Wedgwood plc, Barlaston, Stoke-on-Trent, Staffordshire, ST12 9ES, England.

The Directors are responsible for the maintenance and integrity of the Company's web site. Information published on the internet is accessible in many countries with different legal requirements. Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board:

Chairman

Director

17 June 2004

CORPORATE GOVERNANCE

The Group is committed to high standards of Corporate Governance. The Group is continually reviewing its Corporate Governance standards in light of current developments in Ireland, the United States and Europe, in order to ensure that its Corporate Governance systems comply with applicable laws and remain in line with international best practices.

A revised Combined Code on Corporate Governance, replacing the 1998 Code, will apply to Waterford Wedgwood plc for the financial year ending 31 March 2005. The Annual Report for that year will comment on compliance with the revised Code. Meanwhile, having reviewed the Company's Corporate Governance practices, the Directors consider that the Company has, except for the disclosures on service contracts contained in this report, complied throughout the year ended 31 March 2004 with the provisions of the 1998 Combined Code.

The Waterford Wedgwood Board has a majority of non-executive Directors. The non-executive Directors provide independent advice in establishing appropriate strategies for the Group which are in the long-term interest of its shareholders, employees and customers. The Board meets regularly throughout the year and all Directors have timely access to the information necessary for them to discharge their duties.

The Directors also have access to independent professional advice, at the Group's expense, if and when required.

There is a formal schedule of matters referred to the Board for decision, covering annual budgets, strategy, major capital expenditure, acquisitions, divestments, risk management, banking and finance.

The Group has within its Board structures both an Audit Committee and a Remuneration and Nomination Committee. Membership of these committees comprises non-executive Directors only.

The Group has an Internal Audit function, reporting to the Audit Committee, which is appropriately resourced. The Audit Committee met six times during the year to review the effectiveness of the Group's systems of control, the range and findings of external and internal auditors' work, and to review the interim and full year financial statements prior to their submission to the Board. The Finance Director and the Internal Audit Director attend Audit Committee meetings while external auditors attend as required and have direct access to the Committee Chairman at all times. Minutes of Audit Committee meetings are circulated to the Board.

The members of the Audit Committee are as follows:

KC McGoran, Chairman, is a Chartered Accountant. He has extensive public company experience and is a former Chief Financial Officer of the Jefferson Smurfit Group. He was also Chief Executive of Fitzwilton plc. The Board have designated KC McGoran as the Audit Committee's Financial Expert as required by the Sarbanes-Oxley Act, 2002.

GP Dempsey is a former president of the Institute of Chartered Accountants in Ireland. He was former Deputy Chief Executive of Aer Lingus Airlines and has extensive public company experience.

PJ Molloy is a former Chief Executive Officer of the Bank of Ireland Group. He is Chairman of CRH plc.

LL Glucksman is a former Vice Chairman of investment bank, Salomon Smith Barney.

The Committee has approved a pre-approval policy in respect of audit and non-audit services provided by the external auditors as required by the Sarbanes-Oxley Act, 2002.

The Directors acknowledge their overall responsibility for the Group's system of internal control. Such a system, however, can provide only reasonable and not absolute assurance against material financial misstatement or loss.

The Board has broadened its internal controls to include not just financial risk management but also operational and compliance risk management. This expanded internal control system addresses the nature and extent of the risks facing the Company. The Chief Executives of each division report regularly to the Board and/or Committees on the management of key risk areas and on the effectiveness of controls in relation to these risks.

The Remuneration and Nomination Committee is responsible for advising on the appointment of Directors and determines conditions of employment and remuneration of executive Directors and senior managers. It meets when required throughout the year.

It applies a philosophy of pay for performance in determining executive Directors' remuneration. It is also mindful of the need to ensure that, in a competitive environment, the Group can attract, retain and motivate executives who can perform to the highest levels of expectation.

Annual bonuses are determined by the Remuneration and Nomination Committee on the basis of the Group's performance during the year, measured in terms of achieving key financial targets, principally operating profits and cash.

Pension schemes are based either on final basic salary (except in the UK where the average of bonuses earned in the three years before retirement is pensionable for some longer serving executives) or on defined contributions. Normal pension age varies across the Group between 60 years and 65 years. Pension is payable at a maximum rate of two thirds of final pensionable salary at normal retirement age.

The Group operates Executive Share Option Schemes and Save As You Earn (SAYE) schemes.

CORPORATE GOVERNANCE CONTINUED

SAYE schemes are open to all permanent employees of the Group. Some 2,496 employees worldwide participate and are shareholders or potential shareholders.

Executive Share Option Schemes are open to key executives across the Group. Once granted, Executive Options cannot be exercised until three years after the date of grant and then only if the targets approved by shareholders when the Option Schemes were initiated, are achieved. These targets relate in the main to growth in earnings per share in any three consecutive years.

Details of Directors' remuneration for the current year, together with prior year comparatives are set out in note 5 to the Financial Statements.

Communications with shareholders are given a high priority. Senior management makes presentations to institutional shareholders, analysts and the press after the release of annual and interim results. The non-executive Directors may attend these presentations to hear shareholders' views. There is also a regular dialogue with institutions and analysts throughout the year other than during closed periods. The Company's AGM affords individual shareholders the opportunity to question the Chairman and the Board. In addition, the Company responds throughout the year to letters from individual shareholders on a wide range of issues. The Company also posts the text of its Annual Report, Interim statement and 20-F on its web site, www.waterfordwedgwood.com

The Group has had in place for a number of years a Code of Corporate Conduct. A copy of the Code of Corporate Conduct is posted on the Group's web site, www.waterfordwedgwood.com

A number of provisions of the Sarbanes-Oxley Act, 2002 apply to Waterford Wedgwood plc because the Company is quoted on the NASDAQ Stock Exchange in the form of ADSs.

As recommended by the Securities and Exchange Commission (SEC), Waterford Wedgwood plc has established a Disclosure Committee. The Committee reports to the CEO and to the Audit Committee. It is chaired by the CFO and its members consist of senior managers from finance, legal, internal control, compliance and investor relations. The Committee has responsibility for the timely filing of reports with the SEC and the formal review of the contents of Waterford Wedgwood plc's Annual Report on Form 20-F.

The Sarbanes-Oxley Act, 2002 has introduced a requirement that the CEO and the CFO must complete formal certifications, which require confirmation that:

- they have reviewed the Annual Report on Form 20-F
- it contains no material misstatements or omissions and complies with the relevant requirements of US securities law
- the financial statements and other information included in the report fairly present, in all material aspects, the financial condition, results of operations and cash flows for the year
- they are responsible for establishing and maintaining disclosure controls and procedures that ensure material information is made known to them and that they have evaluated the effectiveness of these controls and procedures as at the end of the most recent fiscal year, the result of such evaluations being contained in the report
- they have disclosed to the auditors and the Audit Committee all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarise and report financial information and any fraud (regardless of materiality) involving persons who have a significant role in the internal controls over financial reporting of Waterford Wedgwood plc
- they have indicated in the report whether there were any changes in internal controls over financial reporting that occurred during the most recent financial year end and that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

These certifications will be filed with the SEC as part of the Group's Form 20-F.

Prior to the filing of the Group's Form 20-F, the Group will have carried out an evaluation under the supervision and with the participation of the Group's management, including the CEO and CFO, of the effectiveness of the design and operation of the Group's disclosure controls and procedures as at 31 March 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF WATERFORD WEDGWOOD PLC

We have audited the financial statements on pages 14 to 38.

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable Irish law and accounting standards generally accepted in Ireland are set out on pages 9 and 10 in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, auditing standards issued by the Auditing Practices Board applicable in Ireland and the Listing Rules of the Irish Stock Exchange. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 193 of the Companies Act 1990 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account. We also report to you our opinion as to:

- whether the Company has kept proper books of account;
- whether the Report of the Directors is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the Company to convene an extraordinary general meeting; such a financial situation may exist if the net assets of the Company, as stated in the Company balance sheet, are not more than half of its called-up share capital.

We also report to you if, in our opinion, information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Report of the Directors, the Chairman's statement, the Chief Executive's statement, the Financial review and the Corporate governance statement.

We review whether the corporate governance statement on pages 11 and 12 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2004 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion the information given in the Report of the Directors on pages 8 to 10 is consistent with the financial statements.

The net assets of the Company as stated in the Company balance sheet on page 18 are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 March 2004 a financial situation which under section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin
17 June 2004

ACCOUNTING POLICIES

The significant accounting policies adopted by the Group are as follows:

The financial statements are prepared under the historical cost convention, modified by the revaluation of certain properties and in accordance with accounting standards generally accepted in Ireland and Irish statute comprising the Companies Acts, 1963 to 2003 and the European Communities (Companies: Group Accounts) Regulations, 1992.

Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

Turnover represents goods invoiced during the year, excluding sales taxes.

Transactions in currencies other than Euros ('foreign currencies') are translated at the rate of exchange ruling at the date of the transaction or, where related forward currency contracts have been arranged, at the contractual rates.

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the balance sheet date or at a contractual rate if applicable and any exchange differences are taken to the profit and loss account.

On consolidation of the Group balance sheet, assets and liabilities denominated in foreign currencies are translated into Euros at the year-end exchange rates unless matched by related forward contracts. Trading results and cash flows of overseas subsidiaries are translated into Euros at the average rates of exchange for the year. Exchange differences arising from the restatement of opening balance sheets of overseas subsidiaries at year-end exchange rates and from the translation of the results of those subsidiaries at average exchange rates are dealt with through reserves, net of exchange differences on related currency borrowings and forward currency contracts. Other exchange gains and losses are taken to the profit and loss account.

It is the Group's policy to protect income and expenditure from the impact of exchange rate fluctuations, where appropriate, by means of forward currency contracts entered into to fix the exchange rates applicable to estimated future currency receipts and payments and repayment of long term currency borrowings. Contracts entered into to hedge future currency receipts and payments are either recognised in the profit and loss account on maturity of the underlying hedged transaction and are classified in a manner consistent with the underlying nature of the hedged transaction, or in the case of gains and losses arising on cancellation due to the termination of the underlying exposure, are taken to the profit and loss account immediately. For hedges of long term foreign currency borrowings, the forward premium or discount inherent in the forward currency contract is amortised to the profit and loss account over the life of the contract.

The Group uses interest rate swaps to manage interest rate exposures. Receipts and payments on interest rate swaps are recognised, on an accruals basis, as adjustments to interest expense over the life of the swap.

Finance costs associated with debt instruments, which is the difference between the net proceeds and the total amount payable under the instrument, are charged to the profit and loss account over the life of the instrument at a constant rate of interest on the outstanding balance. The proceeds of debt instruments, net of issue costs, are shown as liabilities on the balance sheet.

Costs incurred in relation to makewhole payments are charged to the profit and loss account in the year in which they are incurred.

Tangible assets are stated at cost or valuation less accumulated depreciation. Following the adoption of FRS15 "Tangible Fixed Assets", the Group has followed the transitional provisions to retain the book amount of land and buildings, certain of which were last revalued in 1997. Accordingly the Group no longer adopts a policy of revaluation. Depreciation is calculated to write off the cost, or valuation, of tangible assets other than freehold land over their estimated useful lives. The profit or loss on the disposal of an asset is calculated as the difference between the net sale proceeds and the net book value.

Stocks are stated at the lower of cost and net realisable value. In the case of finished goods and work-in-progress manufactured by the Group, cost comprises the cost of labour and materials together with appropriate factory and other overheads. In the case of other stocks, cost is ascertained by reference to purchase price plus duty where appropriate. Net realisable value is the actual or estimated selling price in the normal course of business (net of trade discounts) less all further costs to completion and less all costs to be incurred in marketing, selling and distribution.

Goodwill arising on acquisition of subsidiary undertakings prior to 31 December 1997 is set off against reserves. Goodwill arising on acquisitions after 31 December 1997 is capitalised and amortised over its estimated useful life as are the value of other acquired intangible assets. Goodwill previously set off against reserves will be charged or credited in the profit and loss account on the subsequent disposal of the business to which it relates. Goodwill comprises the excess of the purchase price over the fair value of the net assets acquired.

Financial asset investments are stated at cost less provision for permanent diminution in value.

The Group profit and loss account, Group balance sheet and Group cash flow statement represent a consolidation of the financial statements of the parent company and its subsidiaries and the Group's share of results and net assets of its associated companies. Where subsidiary or associated undertakings have been acquired or disposed of, the financial statements include only the proportion of the results arising since the date of acquisition or up to the effective date of disposal.

Capital grants are treated as deferred credits and are credited to the profit and loss account on the same basis as the related tangible assets are depreciated.

Deferred tax is recognised on all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future have occurred at the balance sheet date.

Amounts recognised are not discounted and reflect the tax rates that are expected to apply when each timing difference reverses, based on rates and laws enacted, or substantively enacted at the balance sheet date.

Net deferred tax assets are regarded as recoverable and therefore recognised only when, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover the originating timing difference.

Surpluses on the revaluation of properties, gains on disposals of fixed assets that have been rolled over into replacement assets and future remittances of retained earnings of overseas subsidiaries are not treated as giving rise to timing differences until, respectively, a commitment to dispose of the revalued or replacement asset, or pay a dividend from the subsidiary company, has been made.

All expenditure on research and development, including the cost of patents and trademarks, is written off to the profit and loss account in the year in which it is incurred.

The expected cost of providing pensions to employees is charged to the profit and loss account over the period of employment of pensionable employees. The cost is calculated, with the benefit of advice from independent actuaries, at what is expected to be a reasonably stable proportion of pensionable pay. Any surpluses or deficits in the pension schemes, identified by periodic actuarial valuations, are taken to the profit and loss account over the remainder of the expected service lives of current employees.

Where tangible assets are financed by leasing arrangements which give rights approximating to ownership ('finance lease'), they are treated as if they have been purchased outright at the present values of the minimum lease payments; the corresponding obligations are shown in the balance sheets as finance leases. Depreciation on the assets is calculated in order to write off the amounts capitalised over the shorter of the estimated useful lives of the individual assets or the terms of the lease. Interest arising on finance leases is charged to the profit and loss account in proportion to the amounts outstanding under the lease. Operating lease rentals are charged to the profit and loss account in the year in which they arise.

When the economic benefits of a leasehold property are less than the unavoidable costs, then the lease is defined as onerous and all rentals and other property obligations are provided up to the expiry date of the lease. Provision is made for management's best estimate of the net outgoings through to the termination of the lease, discounted at an appropriate discount rate.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		12 months to 31 March 2004				
		Continuing operations				
	Notes	Pre exceptional *charges* €Mils	Exceptional charges *(note 3)* €Mils	Post exceptional *charges* €Mils	Discontinued *operations* €Mils	*Total* €Mils
Turnover	2	743.3	–	743.3	88.6	831.9
Cost of sales		(366.5)	(33.6)	(400.1)	(48.6)	(448.7)
Gross profit		376.8	(33.6)	343.2	40.0	383.2
Distribution costs		(248.5)	(2.9)	(251.4)	(18.3)	(269.7)
Administrative expenses		(119.4)	–	(119.4)	(8.6)	(128.0)
Other operating expense		(0.3)	–	(0.3)	–	(0.3)
		(368.2)	(2.9)	(371.1)	(26.9)	(398.0)
Operating (loss)/profit	2	8.6	(36.5)	(27.9)	13.1	(14.8)
Gains arising on conversion of $ loans						–
Profit on sale of fixed assets						6.0
Deficit arising on closed pension scheme						–
Makewhole payment	4					(3.7)
Net interest payable	4					(32.4)
Loss on ordinary activities before taxation	5					(44.9)
Taxation on loss on ordinary activities	7					(4.7)
Loss on ordinary activities after taxation						(49.6)
Minority interests						0.3
Loss attributable to members of the parent company						(49.3)
Dividends	8					–
Loss absorbed for the year						(49.3)
Transfer from reserves and translation adjustments	19					10.2
Decrease in balance during the year						(39.1)
Balance at beginning of the year	19					(63.6)
Balance at end of the year	19					(102.7)
Loss per share	9					(5.63c)
Diluted loss per share	9					(5.63c)
Loss per share before exceptional items and amortisation of goodwill	9					(0.96c)

Sir Anthony O'Reilly Chairman

Paul D'Alton Chief Financial Officer

CONSOLIDATED PROFIT AND LOSS ACCOUNT CONTINUED

	Notes	12 months to 31 March 2003 Continuing operations Pre exceptional charges €Mils	Exceptional charges €Mils	Post exceptional charges €Mils	Discontinued operations €Mils	Total (note 29) €Mils
Turnover	2	837.2	–	837.2	114.1	951.3
Cost of sales		(412.8)	(34.2)	(447.0)	(62.8)	(509.8)
Gross profit		424.4	(34.2)	390.2	51.3	441.5
Distribution costs		(263.6)	(1.5)	(265.1)	(18.9)	(284.0)
Administrative expenses		(121.5)	–	(121.5)	(11.3)	(132.8)
Other operating expense		(3.1)	–	(3.1)	–	(3.1)
		(388.2)	(1.5)	(389.7)	(30.2)	(419.9)
Operating profit/(loss)	2	36.2	(35.7)	0.5	21.1	21.6
Gains arising on conversion of $ loans						9.7
Profit on sale of fixed asset						5.1
Deficit arising on closed pension scheme						(3.9)
Makewhole payment	4					–
Net interest payable	4					(25.3)
Profit on ordinary activities before taxation	5					7.2
Taxation on profit on ordinary activities	7					(4.9)
Profit on ordinary activities after taxation						2.3
Minority interests						(0.5)
Profit attributable to members of the parent company						1.8
Dividends	8					(15.1)
Loss absorbed for the year						(13.3)
Transfer to reserves and translation adjustments						(32.4)
Decrease in balance during the year						(45.7)
Balance at beginning of the year						(17.9)
Balance at end of the year	19					(63.6)
Earnings per share	9					0.22c
Diluted earnings per share	9					0.22c
Earnings per share before exceptional items and amortisation of goodwill	9					4.23c

Sir Anthony O'Reilly Chairman

Paul D'Alton Chief Financial Officer

CONSOLIDATED BALANCE SHEET

	Notes	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils
Fixed assets			
Intangible assets	10	100.4	115.8
Tangible assets	11	206.2	209.5
Financial assets	12	15.1	14.9
		321.7	340.2
Current assets			
Stocks	13	320.3	291.3
Debtors	14	154.6	159.3
Cash at bank and in hand		51.6	84.0
		526.5	534.6
Creditors (amounts falling due within one year)	15	(188.7)	(208.9)
Net current assets		337.8	325.7
Total assets less current liabilities		659.5	665.9
Creditors (amounts falling due after more than one year)	15	(460.4)	(460.8)
Provisions for liabilities and charges	17	(1.1)	(1.1)
		198.0	204.0
Capital and reserves			
Called up share capital	18	73.5	56.7
Share premium account	19	213.7	194.8
Revaluation reserve	19	7.2	9.3
Profit and loss account	19	(102.7)	(63.6)
Capital conversion reserve fund	19	2.6	2.6
Shareholders' funds – equity interests		194.3	199.8
Minority interests – equity interests		3.7	4.2
		198.0	204.0

Sir Anthony O'Reilly Chairman

Paul D'Alton Chief Financial Officer

COMPANY BALANCE SHEET

	Notes	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils
Fixed assets			
Intangible assets	10	3.9	4.2
Financial assets	12	420.7	363.7
		424.6	367.9
Current assets			
Debtors	14	336.6	257.1
Cash at bank and in hand		–	0.8
		336.6	257.9
Creditors (amounts falling due within one year)	15	(67.1)	(79.5)
Net current assets		269.5	178.4
Total assets less current liabilities		694.1	546.3
Creditors (amounts falling due after more than one year)	15	(325.6)	(224.7)
		368.5	321.6
Capital and reserves			
Called up share capital	18	59.8	46.5
Share premium account	19	213.7	194.8
Profit and loss account	19	92.4	77.7
Capital conversion reserve fund	19	2.6	2.6
Shareholders' funds – equity interests		368.5	321.6

Sir Anthony O'Reilly Chairman

Paul D'Alton Chief Financial Officer

CONSOLIDATED CASH FLOW STATEMENT

	Notes	12 months to 31 March 2004 €Mils	12 months to 31 March 2003 €Mils
Net cash (outflow)/inflow from operating activities	25	(8.3)	71.6
Returns on investments and servicing of finance			
Interest received		0.5	1.3
Interest paid		(26.5)	(26.2)
Makewhole payment		(3.7)	-
Debt issue costs		(25.0)	-
		(54.7)	(24.9)
Taxation paid		(6.0)	(4.4)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(35.3)	(22.2)
Receipts from sales of tangible fixed assets		9.2	10.9
Net payments for financial assets		(0.1)	(0.8)
		(26.2)	(12.1)
Acquisitions			
Acquisition of additional shares in Royal Doulton plc		-	(6.5)
Purchase of new businesses/subsidiary undertaking		-	(20.4)
		-	(26.9)
Equity dividends paid		(7.6)	(21.6)
Net cash outflow before financing		(102.8)	(18.3)
Financing			
Issue of ordinary share capital		38.5	0.1
Expenses relating to the issue of shares	19	(3.2)	–
New long term loans		344.2	151.8
Repayment of long term loans		(299.0)	(124.9)
		80.5	27.0
(Decrease)/increase in cash	26	(22.3)	8.7
Reconciliation of net cash flow to movement in net debt			
(Decrease)/increase in cash	26	(22.3)	8.7
Cash inflow from increase in loans		(344.2)	(151.8)
Repayment of long term loans		299.0	124.9
Change in net debt resulting from cash flows		(67.5)	(18.2)
Unamortised debt issue costs	26	25.0	-
Exchange differences	26	16.3	51.7
Movement in net debt		(26.2)	33.5
Net debt at beginning of year	26	(356.7)	(390.2)
Net debt at end of year	26	(382.9)	(356.7)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	12 months to 31 March 2004 €Mils	12 months to 31 March 2003 €Mils
(Loss)/profit for the year	**(49.3)**	1.8
Exchange translation effect on net overseas investments	**6.8**	(34.7)
Total recognised losses for the year	**(42.5)**	(32.9)

NOTE OF HISTORICAL COST PROFITS AND LOSSES

The difference between the reported (losses)/profits and those calculated on an unmodified historical cost basis is not material.

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

	12 months to 31 March 2004 €Mils	12 months to 31 March 2003 €Mils
(Loss)/profit for the year	**(49.3)**	1.8
Dividends	**-**	(15.1)
Scrip dividend	**1.7**	2.1
Exchange translation effect on net overseas investments	**6.8**	(34.7)
New share capital issued	**38.5**	5.7
Expenses relating to the issue of shares	**(3.2)**	–
Net movement in shareholders' funds	**(5.5)**	(40.2)
Opening shareholders' funds	**199.8**	240.0
Closing shareholders' funds	**194.3**	199.8

NOTES TO THE FINANCIAL STATEMENTS

1. EFFECT OF CHANGE IN ACCOUNTING ESTIMATES

During the year the Group reviewed the basis of the valuation of stock resulting in an uplift in values by €5.7 million and the reduction of stock provisions by €2.6 million, thereby benefiting the profit and loss account for the 12 months to 31 March 2004 by €8.3 million.

2. SEGMENT INFORMATION

(a) Classes of business

	12 months to 31 March 2004						12 months to 31 March 2003					
	Turnover €Mils	Operating profit/(loss) before goodwill amortisation and exceptional charges €Mils	Goodwill amortisation €Mils	Exceptional charges €Mils	Operating (loss)/ profit €Mils	Net assets €Mils	Turnover €Mils	Operating profit before goodwill amortisation and exceptional charges €Mils	Goodwill amortisation €Mils	Exceptional charges €Mils	Operating profit/ (loss) €Mils	Net assets €Mils
Crystal	**263.2**	**3.1**	**(1.0)**	**(7.7)**	**(5.6)**	**200.8**	314.3	28.0	(0.5)	(4.5)	23.0	210.4
Ceramics	**365.6**	**(0.4)**	**(1.2)**	**(28.8)**	**(30.4)**	**203.6**	414.2	3.0	(1.2)	(31.2)	(29.4)	207.5
Premium cookware	**100.1**	**12.9**	**(3.9)**	**–**	**9.0**	**166.3**	121.8	21.5	(4.7)	–	16.8	126.4
Other products	**103.0**	**12.8**	**(0.6)**	**–**	**12.2**	**10.2**	101.0	11.7	(0.5)	–	11.2	16.4
Group net borrowings	**–**	**–**	**–**	**–**	**–**	**(382.9)**	–	–	–	–	–	(356.7)
	831.9	**28.4**	**(6.7)**	**(36.5)**	**(14.8)**	**198.0**	951.3	64.2	(6.9)	(35.7)	21.6	204.0
Minority interests	**–**	**–**	**–**	**–**	**–**	**(3.7)**	–	–	–	–	–	(4.2)
	831.9	**28.4**	**(6.7)**	**(36.5)**	**(14.8)**	**194.3**	951.3	64.2	(6.9)	(35.7)	21.6	199.8

Crystal includes the manufacture and distribution of the Group's crystal products. Ceramics includes the manufacture and distribution of the Group's ceramic products. Premium cookware includes products manufactured and distributed by All-Clad and Spring. Other products comprises products distributed by W-C Designs together with the Group's other non-crystal, non-ceramic and non-cookware products.

(b) Geographical segment by country of operation

	12 months to 31 March 2004						12 months to 31 March 2003					
	destination €Mils	Turnover by country of operation €Mils	Operating profit/(loss) before exceptional charges €Mils	Exceptional charges €Mils	Operating (loss)/ profit €Mils	Net assets €Mils	destination €Mils	Turnover by country of operation €Mils	Operating profit before exceptional charges €Mils	Exceptional charges €Mils	Operating profit/ (loss) €Mils	Net assets €Mils
Europe	**301.3**	**558.9**	**4.0**	**(35.4)**	**(31.4)**	**496.1**	348.7	607.0	23.9	(33.8)	(9.9)	409.0
North America	**419.4**	**391.8**	**17.4**	**(0.4)**	**17.0**	**61.3**	490.8	463.6	32.5	(1.5)	31.0	124.9
Asia Pacific	**85.0**	**64.3**	**(0.4)**	**(0.5)**	**(0.9)**	**15.9**	86.9	66.8	0.4	–	0.4	20.5
Rest of World	**26.2**	**17.5**	**0.7**	**(0.2)**	**0.5**	**7.6**	24.9	17.6	0.5	(0.4)	0.1	6.3
	831.9	**1,032.5**	**21.7**	**(36.5)**	**(14.8)**	**580.9**	951.3	1,155.0	57.3	(35.7)	21.6	560.7
Inter-segment sales	**–**	**(200.6)**	**–**	**–**	**–**	**–**	–	(203.7)	–	–	–	–
Group net borrowings	**–**	**–**	**–**	**–**	**–**	**(382.9)**	–	–	–	–	–	(356.7)
	831.9	**831.9**	**21.7**	**(36.5)**	**(14.8)**	**198.0**	951.3	951.3	57.3	(35.7)	21.6	204.0
Minority interests	**–**	**–**	**–**	**–**	**–**	**(3.7)**	–	–	–	–	–	(4.2)
	831.9	**831.9**	**21.7**	**(36.5)**	**(14.8)**	**194.3**	951.3	951.3	57.3	(35.7)	21.6	199.8

All inter-segment sales originate from Europe.

(c) Euro exchange rates used to translate the results of the Group's principal overseas subsidiaries were as follows:

	Profit and loss		Balance sheet	
	12 months to 31 March 2004	12 months to 31 March 2003	As at 31 March 2004	As at 31 March 2003
US Dollar	**$1.18**	$1.00	**$1.24**	$1.07
Sterling	**£0.69**	£0.64	**£0.67**	£0.69
Yen	**¥132.70**	¥121.39	**¥129.29**	¥128.65

3. EXCEPTIONAL CHARGES

In the results for the 12 months to 31 March 2004, the following exceptional costs have been charged to operating loss:

	Cost of sales €Mils	Distribution costs €Mils	Total €Mils
Restructuring costs	27.5	2.9	**30.4**
Stock write-downs	3.3	–	**3.3**
Earthenware outsourcing set-up costs	2.8	–	**2.8**
	33.6	2.9	**36.5**

Restructuring costs

In 2003, as a result of the decrease in demand for luxury products due primarily to the continued global economic downturn, the outbreak of the SARS epidemic and the conflict in Iraq, the Directors announced a restructuring programme aimed at further lowering operating costs. In the accounts for the 12 months to 31 March 2003, a charge of €35.7 million was recognised, of which €13.5 million was for fixed asset impairments, €15.0 million for stock write-downs and €7.2 million for integration and rationalisation projects. In the accounts for the 12 months to 31 March 2004, a charge of €30.4 million has been recognised, representing redundancy and related costs associated with the closure of two earthenware manufacturing facilities in the U.K., the consolidation of Wedgwood branded earthenware production into the existing manufacturing facility in Barlaston, Stoke-on-Trent, the outsourcing of production of Johnson Brothers branded earthenware to the People's Republic of China and the reorganisation of Wedgwood's European retail and marketing operations. The charge also covers the implementation of an early retirement and redeployment programme and further automation and rationalisation of Waterford's manufacturing operations in Ireland.

Stock write-downs

As a result of the initiative to move Johnson Brothers production to the People's Republic of China, the carrying value of certain stock has been reduced to its estimated net realisable value resulting in a charge of €3.3 million in the accounts for the 12 months to 31 March 2004.

Earthenware outsourcing set-up costs

As a result of moving Johnson Brothers production to the People's Republic of China, once-off set up costs amounting to €2.8 million have been incurred and charged to profit in the accounts for the 12 months to 31 March 2004.

4. NET INTEREST PAYABLE

	12 months to 31 March 2004 €Mils	12 months to 31 March 2003 €Mils
Interest payable on borrowings maturing within five years	**27.2**	18.7
Interest payable on borrowings maturing after more than five years	**5.7**	7.9
	32.9	26.6
Interest receivable	**(0.5)**	(1.3)
Net interest payable	**32.4**	25.3

During the year the Group incurred a makewhole payment of €3.7 million arising from the partial repayment of the 8.75% Secured Senior Notes.

5. (LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

(Loss)/profit on ordinary activities before taxation has been arrived at after charging/(crediting):

Executive Directors' remuneration

The remuneration in relation to executive Directors who held office for any part of the financial year is as follows:

12 months to 31 March 2004	Salary €000	Bonus €000	Benefits in kind €000	Defined contribution pension payments €000	Defined benefit pension payments €000	Total €000
RA Barnes	305	–	38	–	38	381
PB Cameron	425	216	–	8	–	649
J Foley	331	–	23	205	113	672
OC Küsel	323	–	12	–	7	342
CJ McGillivary	533	–	31	17	–	581
PR O'Donoghue	565	–	25	335	137	1,062
T O'Reilly, Jnr	341	–	–	–	19	360
Lord Wedgwood	154	–	1	14	–	169
	2,977	216	130	579	314	4,216

5. (LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION CONTINUED

12 months to 31 March 2003

	Salary €000	Bonus €000	Benefits in kind €000	Other payments €000	Defined contribution pension payments €000	Defined benefit pension payments €000	Total €000
RA Barnes	329	70	40	–	–	34	473
PB Cameron	488	451	–	–	10	–	949
J Foley	278	–	23	–	91	101	493
CJS Johnson*	84	–	–	78*	–	3	165
OC Küsel	336	25	14	–	–	6	381
CJ McGillivary	587	264	61	–	17	–	929
PR O'Donoghue	548	–	20	–	305	142	1,015
T O'Reilly, Jnr	344	21	–	–	–	17	382
Lord Wedgwood	146	–	1	28	10	–	185
	3,140	831	159	106	433	303	4,972

*CJS Johnson retired as a director on 25 April 2002 and received a payment of €78,000 on completion of his employment contract.

Directors' remuneration in currencies other than the Euro is translated at the average rate of exchange prevailing in each of the years.

RA Barnes, J Foley, CJS Johnson, OC Küsel, PR O'Donoghue and T O'Reilly, Jnr are entitled to benefits under defined benefit pension arrangements. CJ McGillivary, PB Cameron, J Foley, PR O'Donoghue and Lord Wedgwood are entitled to benefits under defined contribution schemes. CJ McGillivary will become entitled to a defined benefit pension in lieu of his entitlements under his defined contribution pension arrangement should he not leave the Group for reasons other than death, disability or change of control of the Group, prior to 1 January 2005. The defined benefit pension plan will provide for a pension benefit equal to 50% of the average of his base salary over the three years prior to his retirement, subject to a maximum amount of US$390,000 per annum. In the 12 months to 31 March 2004 a contribution of €402,000 (31 March 2003: €300,000) was provided for in relation to this entitlement.

Under such an arrangement the pension benefit accruing to CJ McGillivary would be as follows:

	Increase in the accrued pension during the year		Transfer value of the increase in accrued pension		Total accrued pension	
	As at 31 March 2004 €000	As at 31 March 2003 €000	**As at 31 March 2004 €000**	As at 31 March 2003 €000	**As at 31 March 2004 €000**	As at 31 March 2003 €000
CJ McGillivary	**49**	38	**455**	333	**134**	101

The Directors' pension benefits under the various defined benefit schemes in which they are members are as follows:

	Increase in the accrued pension during the year		Transfer value of the increase in accrued pension		Total accrued pension	
	As at 31 March 2004 €000	As at 31 March 2003 €000	**As at 31 March 2004 €000**	As at 31 March 2003 €000	**As at 31 March 2004 €000**	As at 31 March 2003 €000
RA Barnes	**9**	11	**113**	139	**142**	126
J Foley	**5**	18	**40**	190	**77**	71
OC Küsel	**18**	–	**184**	3	**141**	123
PR O'Donoghue	**–**	15	**–**	304	**247**	247
T O'Reilly, Jnr	**2**	3	**2**	2	**7**	5
	34	47	**339**	638	**614**	572

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

5. (LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION CONTINUED

Non-executive Directors' remuneration	Fees as a Director 12 months to 31 March 2004 €000	Fees as a Director 12 months to 31 March 2003 €000	Other remuneration 12 months to 31 March 2004 €000	Other remuneration 12 months to 31 March 2003 €000	Total 12 months to 31 March 2004 €000	Total 12 months to 31 March 2003 €000
Sir Anthony O'Reilly	**63**	63	**-**	-	**63**	63
GP Dempsey	**22**	22	**22**	22	**44**	44
LL Glucksman	**22**	22	**5**	5	**27**	27
PJ Goulandris	**-**	-	**-**	-	**-**	-
S Michaels	**-**	-	**264**	302	**264**	302
KC McGoran	**22**	22	**17**	17	**39**	39
PJ Molloy*	**22**	14	**5**	1	**27**	15
RH Niehaus	**22**	22	**5**	5	**27**	27
Lady O'Reilly	**22**	22	**8**	8	**30**	30
BD Patterson	**22**	22	**117**	153	**139**	175
DW Sculley	**22**	22	**340**	216	**362**	238
FA Wedgwood	**22**	22	**8**	8	**30**	30
	261	253	**791**	737	**1,052**	990

*PJ Molloy was appointed a director on 25 July 2002.

As noted on page 8 in the Report of the Directors, DW Sculley has, through Wellspring Holdings Inc. a contract to provide consulting services for an annual fee of US$400,000 (2003: US$400,000). Mentoring Services Limited, in which BD Patterson has an interest, had a contract to provide consulting services which ended on 31 December 2003. The former CEO and current Co-Chairman of All-Clad Holdings Inc, S Michaels, was paid a fee of US$311,000 for consulting services provided to All-Clad Holdings Inc (31 March 2003: US$301,000).
Peter John Goulandris waived his total fees in respect of both these years.
Pensions paid to former Directors amounted to €139,000 (31 March 2003: €128,000).

Directors' and Company Secretary's options
Details of Executive share options granted in accordance with the Group Executive Share Option Scheme and savings related share options (SAYE) held by the Directors and the Company Secretary, are as follows. Outstanding options are exercisable on dates between 2004 and 2012.

		1 April 2003	Adjusted for Rights Issue	Granted during year	Lapsed during year	31 March 2004	Weighted average exercise price €
Director							
RA Barnes	OPTIONS	1,700,000	1,796,900	—	—	1,796,900	0.92
	SAYE	12,902	13,594	13,464	(752)	26,306	0.35
PB Cameron	OPTIONS	1,700,000	1,819,000	—	—	1,819,000	0.87
	SAYE	8,974	9,485	—	—	9,485	0.40
J Foley	OPTIONS	1,155,000	1,235,850	—	—	1,235,850	0.92
	SAYE	9,033	9,665	—	—	9,665	0.45
OC Küsel	OPTIONS	1,300,000	1,387,750	—	—	1,387,750	1.01
CJ McGillivary	OPTIONS	2,800,000	2,972,600	—	—	2,972,600	0.95
	SAYE	12,014	12,698	13,464	—	26,162	0.35
S Michaels	OPTIONS	500,000	535,000	—	—	535,000	0.90
PR O'Donoghue	OPTIONS	3,200,000	3,424,000	—	—	3,424,000	0.93
	SAYE	11,962	12,758	—	(584)	12,174	0.55
T O'Reilly, Jnr	OPTIONS	700,000	749,000	—	—	749,000	0.94
Lord Wedgwood	OPTIONS	100,000	107,000	—	—	107,000	1.20
	SAYE	—	—	13,464	—	13,464	0.20
Company Secretary							
PJ Dowling	OPTIONS	450,000	481,500	—	—	481,500	0.99
	SAYE	9,033	9,665	14,600	—	24,265	0.30

All of the above options are exercisable above the market price at 31 March 2004.

The market price of the Company's shares at 31 March 2004 was 23c and the range for the year to 31 March 2004 was 18.68c to 30.82c. At 31 March 2004 options under the Executive Share Option Scheme were outstanding in respect of 26.8 million shares being 2.7% of the issued share capital. Options outstanding under the SAYE scheme, which is open to all permanent employees of the Group, amounted to 26.5 million shares, being 2.7% of the issued share capital. The Company's register of Directors' interests (which is open to inspection) contains full details of Directors' shareholdings and options to subscribe.

	12 months to 31 March 2004 €Mils	12 months to 31 March 2003 €Mils
Depreciation – owned assets	**33.7**	39.8
Operating lease rentals – plant and equipment	**2.7**	3.2
– others	**19.9**	18.8
Auditors' remuneration*	**1.1**	1.2
Research and development	**6.1**	9.3
Exchange loss	**1.1**	4.2
Amortisation of capital grants	**(0.2)**	(0.2)

5. (LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION CONTINUED

*Other remuneration paid to the auditors was as follows:

	Ireland €Mils	Overseas PwC firms €Mils	12 months to 31 March 2004 Total €Mils	12 months to 31 March 2003 €Mils
Other assurance services	**1.0**	**0.4**	**1.4**	0.3
Taxation services	**0.3**	**0.2**	**0.5**	0.7
Other services	**-**	**-**	**-**	0.2
	1.3	**0.6**	**1.9**	1.2

Total services, included in the table above, in the amount of €0.9 million have not been included in operating expenses as they relate to audit related and other services provided by the auditors acting as reporting accountants in respect of the Group's Issue of Mezzanine Notes and also in respect of the Group's rights issue of €38.5 million. The share issue costs have been charged against the share premium account and the debt issue costs have been offset against the book value of the related debt and will be amortised over the life of the related debt.

6. PARTICULARS OF STAFF

	12 months to 31 March 2004	12 months to 31 March 2003
Average number of persons employed:		
Production	**4,348**	4,793
Distribution, sales and marketing	**3,403**	3,360
Administration	**731**	771
	8,482	8,924
	€Mils	€Mils
Payroll costs of those employees:		
Wages and salaries	**243.7**	261.5
Social welfare costs	**30.5**	33.8
Pension costs	**19.6**	17.8
	293.8	313.1

7. TAXATION ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES

	12 months to 31 March 2004 €Mils	12 months to 31 March 2003 €Mils
Current taxation (charge)/credit:		
Based on (loss)/profit on ordinary activities for the year:		
Irish capital gains taxation	**(0.2)**	(1.0)
Overseas taxation	**(5.1)**	(8.3)
Over provision in respect of prior periods:		
– corporation taxation	**-**	3.8
	(5.3)	(5.5)
Deferred tax credit:		
On originating and reversing timing differences	**0.6**	0.6
	(4.7)	(4.9)

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, as these are reinvested in the business and thus no taxation is expected to be payable on them in the foreseeable future.

The taxation charge in future years will be significantly affected by the incidence of profits in the Group's various operations, in particular; the US, where the current taxation rate is approximately 39%; Ireland, where the current taxation rate is 12.5%; and the UK and Germany where no significant taxation should be payable due to available brought forward taxation losses.

The overall taxation charge in future years will also be dependent upon any changes in the underlying assumptions made for the recognition of taxation losses.

The following table reconciles the current taxation charge on ordinary activities for the year reported in the profit and loss account to the notional current taxation (charge)/credit that would result from applying the standard rate of Irish corporation taxation to the (loss)/profit on ordinary activities before taxation:

	12 months to 31 March 2004 €Mils	12 months to 31 March 2003 €Mils
Notional Irish corporation taxation credit/(charge) at 12.5% (31 March 2003: 15.125%)	**5.6**	(0.8)
Different taxation rates in overseas operations	**3.0**	0.3
Current year losses not utilised	**(14.4)**	(9.1)
Other timing differences	**(1.4)**	(4.3)
Permanent differences	**1.9**	4.6
Over provision in respect of prior periods	**-**	3.8
	(5.3)	(5.5)

8. DIVIDENDS

	12 months to 31 March 2004 €Mils	12 months to 31 March 2003 €Mils
Paid:		
Interim dividend	–	5.4
Adjustment relating to final dividend*	–	0.2
Final dividend	–	9.5
	–	15.1

*This adjustment reflects the difference between the estimated exchange rate used to calculate the dividend payable and the rate prevailing when the dividend was paid.

The dividend represents the total amount of dividend per share proposed by the Directors in respect of Waterford Wedgwood plc ordinary shares. Shareholders can elect, in lieu, to receive an equivalent dividend on their income shares in Waterford Wedgwood U.K. plc. Income shares entitle shareholders to receive dividends paid from UK sourced profit.

9. (LOSS)/EARNINGS PER SHARE

	12 months to 31 March 2004			12 months to 31 March 2003		
	Loss €Mils	No. of shares millions	Per share cents	Profit/(loss) €Mils	No. of shares millions**	Per share cents**
(Loss)/profit for the year before amortisation of goodwill and exceptional items	(8.4)	875.1	(0.96)	34.5	816.2	4.23
Amortisation of goodwill	(6.7)	875.1	(0.76)	(6.9)	816.2	(0.85)
Exceptional items†	(34.2)	875.1	(3.91)	(25.8)	816.2	(3.16)
Basic (loss)/earnings per share						
(Loss)/profit attributable to shareholders	(49.3)	875.1	(5.63)	1.8	816.2	0.22
Effect of dilutive securities						
Options*	–	–	–	–	0.3	–
Diluted (loss)/earnings per share	(49.3)	875.1	(5.63)	1.8	816.5	0.22

The calculation of (loss)/earnings per share is based on 875.1 million shares, being the weighted average number of shares in issue during the 12 months to 31 March 2004 (31 March 2003: 816.2 million).

(Loss)/earnings per share before amortisation of goodwill and exceptional items is presented in order to give a better indication of the underlying performance of the Group.

* In the year to 31 March 2004 none of the options were dilutive as they would have decreased the loss per share.

**The weighted average number of shares and the earnings per share for the 12 months to 31 March 2003 have been adjusted to reflect the bonus element of the rights issue which was announced in November 2003.

† Exceptional items comprise restructuring charges €36.5 million (2003: €35.7 million), gains on property disposals €6.0 million (2003: €4.1 million (net of capital gains tax of €1.0 million)), gains arising on conversion of dollar loans €nil million (2003: €9.7 million), deficit arising on closed pension scheme €nil million (2003: €3.9 million) and a makewhole payment €3.7 million (2003: €nil million).

10. INTANGIBLE ASSETS

	Goodwill €Mils	Acquired brands €Mils	Mailing list €Mils	Total €Mils
Group				
At 31 March 2003	96.7	17.7	1.4	115.8
Amortisation	(5.5)	(0.9)	(0.3)	(6.7)
Exchange	(8.6)	(0.1)	–	(8.7)
At 31 March 2004	**82.6**	**16.7**	**1.1**	**100.4**

Goodwill of €237.3 million arising on acquisition of subsidiary undertakings prior to 31 December 1997 is set off against reserves.

Goodwill and other acquired brands are amortised over their expected useful lives of 20 years and the mailing list is amortised over its expected useful life of 5 years.

	Acquired brand €Mils
Company	
At 31 March 2003	4.2
Amortisation	(0.3)
At 31 March 2004	**3.9**

11. TANGIBLE ASSETS

	Land and buildings				
	Freehold €Mils	Long leasehold €Mils	Short leasehold €Mils	Plant and equipment €Mils	Total €Mils
Group					
At 31 March 2003					
– cost	69.2	0.2	9.6	412.2	491.2
– valuation	51.4	–	–	–	51.4
	120.6	0.2	9.6	412.2	542.6
Additions	3.3	–	0.4	31.6	35.3
Reclassified	–	–	0.3	(0.3)	–
Disposals and assets fully written off	(6.3)	–	–	(50.3)	(56.6)
Translation adjustment	0.3	–	(1.0)	(3.5)	(4.2)
At 31 March 2004	**117.9**	**0.2**	**9.3**	**389.7**	**517.1**
– cost	69.9	0.2	9.3	389.7	469.1
– valuation	48.0	–	–	–	48.0
	117.9	**0.2**	**9.3**	**389.7**	**517.1**
Accumulated depreciation					
At 31 March 2003	50.5	0.1	7.1	275.4	333.1
Charge for the year	2.6	–	0.6	30.5	33.7
Reclassified	–	–	0.1	(0.1)	–
Disposals and assets fully written off	(3.2)	–	–	(48.6)	(51.8)
Translation adjustment	(0.1)	–	(0.7)	(3.3)	(4.1)
At 31 March 2004	**49.8**	**0.1**	**7.1**	**253.9**	**310.9**
Net book amounts					
At 31 March 2004	**68.1**	**0.1**	**2.2**	**135.8**	**206.2**
At 31 March 2003	70.1	0.1	2.5	136.8	209.5

Type of asset	Basis of depreciation	Useful lives
Freehold buildings	Straight line	25 to 50 years
Long leasehold buildings	Straight line	50 years
Short leasehold buildings	Straight line	Period of the lease
Plant and equipment	Straight line	4 to 30 years

No depreciation is charged on freehold land with a book value of €9.6 million (31 March 2003: €12.9 million).

Plant and equipment includes assets under finance lease at €0.4 million (31 March 2003: €0.4 million). Depreciation as at 31 March 2004 in respect of assets held under finance leases amounted to €nil million (31 March 2003: €nil million).

The Group has adopted FRS 15 "Tangible Fixed Assets" and has followed the transitional provisions to retain the book amount of land and buildings, certain of which were last revalued in 1997. Accordingly, the Group no longer adopts a policy of revaluation.

The properties were valued as follows in 1997:

Principal manufacturing plants in County Waterford, Ireland and Barlaston, Stoke-on-Trent, Staffordshire, England: depreciated replacement cost; other properties: open market value for the existing use, for properties not surplus to requirements and open market value for other properties.

Land and buildings included at cost or valuation would have been stated on the historical cost basis at:

	As at 31 March 2004 €Mils
Cost	**133.2**
Accumulated depreciation	**(69.1)**
	64.1

12. FINANCIAL ASSETS

	Own shares held €Mils	Other loans and investments €Mils	Listed investments €Mils	Total €Mils
Group				
At 31 March 2003	0.1	6.0	8.8	14.9
Additions	–	0.1	–	0.1
Exchange	–	(0.1)	0.2	0.1
At 31 March 2004	**0.1**	**6.0**	**9.0**	**15.1**

The market value of the listed investments on the London Stock Exchange at 31 March 2004 was €8.7 million.

The Group's 21.16% interest in Royal Doulton plc has not been treated as an associate undertaking as the Group does not participate in the commercial or financial policy decisions of Royal Doulton plc, nor does it have any Board representation. Accordingly, the investment in Royal Doulton plc is included within the Group balance sheet at cost less provisions for permanent diminution in value.

	Investment in subsidiary companies at cost €Mils
Company	
At 31 March 2003	363.7
Bonus issue of income shares in Waterford Wedgwood U.K. plc	(0.4)
Additions	57.4
At 31 March 2004	**420.7**

13. STOCKS

	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils
Group		
Raw materials and consumables	**24.5**	27.9
Work-in-progress	**50.5**	49.1
Finished goods and goods for resale	**245.3**	214.3
	320.3	291.3

The estimated replacement cost of stocks is not materially different from the above amounts.

14. DEBTORS

	Group As at 31 March 2004 €Mils	Group As at 31 March 2003 €Mils	Company As at 31 March 2004 €Mils	Company As at 31 March 2003 €Mils
Amounts falling due within one year:				
Trade debtors	**86.4**	93.2	–	–
Deferred tax asset (note 17)	**1.3**	1.0	–	–
Other debtors	**15.4**	10.9	–	0.2
Prepayments and accrued income	**14.1**	18.9	–	–
Amounts owed by Group undertakings	–	–	**336.6**	256.9
	117.2	124.0	**336.6**	257.1
Amounts falling due after more than one year:				
Deferred tax asset (note 17)	**12.0**	12.8	–	–
Other debtors	**3.5**	–	–	–
Pension prepayment	**21.6**	21.1	–	–
Prepayments and accrued income	**0.3**	1.4	–	–
	154.6	159.3	**336.6**	257.1

15. CREDITORS

Amounts falling due within one year:	Group As at 31 March 2004 €Mils	Group As at 31 March 2003 €Mils	Company As at 31 March 2004 €Mils	Company As at 31 March 2003 €Mils
Current instalments due on long term loans	1.8	4.6	–	–
Short term bank loans and overdrafts	9.8	11.7	–	–
Trade creditors	70.2	73.9	–	–
Other creditors and accruals	69.9	76.7	8.7	2.5
Restructuring and rationalisation provisions	9.3	7.9	–	–
Capital grants deferred	0.2	0.2	–	–
Irish corporation taxation	0.9	0.9	–	–
Irish capital gains taxation	0.2	1.0	–	–
Overseas taxation	4.7	7.7	–	–
Irish payroll taxation (PAYE)	0.8	1.1	–	–
Other payroll taxation	5.4	2.8	–	–
Value added taxation	9.0	6.5	–	–
Pay related social insurance	6.5	4.6	–	–
Proposed dividend	–	9.3	–	6.6
Amounts owed to subsidiary companies	–	–	58.4	70.4
	188.7	208.9	67.1	79.5

Creditors for taxation and social welfare included above amounted to €27.5 million (31 March 2003: €24.6 million); Company €nil (31 March 2003: €nil).

Amounts falling due after more than one year:	Group As at 31 March 2004 €Mils	Group As at 31 March 2003 €Mils	Company As at 31 March 2004 €Mils	Company As at 31 March 2003 €Mils
Long term debt	422.9	424.4	325.6	224.7
Capital grants deferred	1.7	1.9	–	–
Other creditors and accruals	2.7	2.3	–	–
Pension provisions	33.1	32.2	–	–
	460.4	460.8	325.6	224.7

Pension provisions include €1.8 million (31 March 2003: €1.8 million) in respect of former Directors.

Analysis of movement on restructuring and rationalisation provisions:	Group €Mils
Balance at 31 March 2003	7.9
Utilised during the year	(29.0)
Charged to profit and loss account	30.4
Balance at 31 March 2004	**9.3**

16. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS – OBJECTIVES, POLICIES AND STRATEGIES

Treasury management and financial instruments

The Group's treasury operations are managed by the Group Treasury function within parameters formally defined and regularly reviewed by the Treasury Risk Management Committee of the Main Board supplemented by procedures and bank mandates. The Group Treasury function operates as a centralised service managing interest rate, foreign currency and financing risk and its activities are routinely reported to members of the Board.

Consistent with Group policy, Group Treasury does not engage in speculative activity. Financial instruments, including derivatives, are used to raise finance and to manage interest rate and foreign currency risk arising from the Group's operations. The Directors set out their views on the key financial risks below.

Foreign currency risk management

The majority of the Group's business operations and its assets and liabilities are transacted and held in four principal currencies: Euro, Sterling, US Dollar and Yen.

It is the Group's policy to protect income and expenditure, where appropriate, by means of forward currency contracts. Business trading flows are netted by currency and, where considered appropriate, hedged up to three years ahead. The Group elected during the year to cancel a portion of its outstanding future years forward cover, resulting in a gain during fiscal 2004, as part of its management of the yield on its hedging activities in respect of overseas trading cash flows. Subsequent to this, and taking into account the Group's view on the four principal currencies, hedging in place at 31 March 2004 for the coming 12 months is as follows: 87.3% of the Group's $/€ exposure and 47.2% of the Group's ¥/Stg£ exposure which includes structures whereby there is a guaranteed downside rate and potential to gain from favourable currency movements.

The Group's policy is to use foreign currency borrowings and forward foreign currency contracts to hedge part of the impact on the Group's balance sheet of exchange rate movements on foreign currency denominated assets and liabilities (see note 24).

16. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS – OBJECTIVES, POLICIES AND STRATEGIES CONTINUED

Financing risk management

The Group's policy is to finance its operations by a combination of cash flow generated from operations, short term bank borrowings, long term debt, equity funding and leasing and to achieve a balance between certainty of funding and a flexible, cost effective borrowing structure. The Group ensures continuity of funding by maintaining a broad portfolio of debt, diversified by source and maturity, and by maintaining facilities sufficient to cover peak anticipated borrowing requirements, with a minimum of 20% having a maturity in excess of five years at any point in time and the remainder having a maturity of no less than six months. At 31 March 2004, 38.0% (31 March 2003: 19.9%) of total financial liabilities had a maturity of greater than five years. A breakdown of the maturity profile of the Group's net borrowings is shown later in this note.

Interest rate risk management

The interest rate exposure of the Group arising from its borrowings and deposits is managed by the use of fixed rate debt, interest rate swaps and interest rate collars. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling some benefits to be enjoyed if interest rates fall. Thus the Group's interest rate risk management policy is to fix between 20% and 60% of the interest cost on outstanding debt. At 31 March 2004, 48.7% (31 March 2003: 21.6%) of debt was fixed at an average rate of 9.52% (31 March 2003: 7.68%) for a weighted average maturity, of 6.1 years (31 March 2003: 5.5 years).

The average rate of interest paid during the year to 31 March 2004 was 5.60% (31 March 2003: 5.06%). A 1% rise in market rates would increase losses before taxation for the year to 31 March 2004 by €3.2 million (decrease profits before taxation to 31 March 2003 by €4.2 million).

For the purposes of the following disclosures and those set out in note 24, short term debtors and creditors that meet the definition of a financial asset or liability under FRS13 have been excluded as permitted, except for the analysis of net currency exposures.

Interest rate and currency of financial liabilities

The currency and interest rate exposure of the financial liabilities of the Group was:

				Fixed rate financial liabilities	
Currency	Total €Mils	Fixed rate financial liabilities €Mils	Floating rate financial liabilities €Mils	Weighted average interest rate %	Weighted average time for which rate is fixed Years
At 31 March 2004					
Euro	248.2	162.9	85.3	9.75	6.5
Sterling	15.8	–	15.8	–	–
US$	148.5	48.8	99.7	8.75	4.6
Yen	22.0	–	22.0	–	–
	434.5	**211.7**	**222.8**	**9.52**	**6.1**
At 31 March 2003					
Euro	177.3	6.9	170.4	6.14	3.8
Sterling	83.0	–	83.0	–	–
US$	155.1	88.4	66.7	7.80	5.6
Yen	25.3	–	25.3	–	–
	440.7	**95.3**	**345.4**	**7.68**	**5.5**

Interest rates on floating rate borrowings are based on national LIBOR equivalents in the relevant currencies. The Group has in place one interest rate swap, floating to fixed, with a notional principal of Stg£25 million and a fixed rate of 4.10%. It is based on the three month LIBOR rate and expires in 2031. The counterparty has the option to terminate the swap every three months after 4 January 2002.

Maturity profile of the Group's financial liabilities

The following table analyses the Group's financial liabilities, which are repayable as follows:

	Total financial liabilities		Net debt	
	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils
Within one year	**(11.6)**	(16.3)	**40.0**	67.7
Between one and two years	**(1.8)**	(329.0)	**(1.8)**	(329.0)
Between two and five years	**(281.1)**	(7.6)	**(281.1)**	(7.6)
After five years	**(165.0)**	(87.8)	**(165.0)**	(87.8)
Unamortised debt issue costs	**25.0**	–	**25.0**	–
	(434.5)	(440.7)	**(382.9)**	(356.7)

Net debt comprises gross borrowings and finance lease obligations less cash at bank and in hand and unamortised debt issue costs.

There are no loans repayable by instalments, where any instalment is due after five years.

16. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS – OBJECTIVES, POLICIES AND STRATEGIES CONTINUED

Split of gross borrowings between:	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils
Secured	**457.6**	6.9
Unsecured	**1.9**	433.8
Total gross borrowings	**459.5**	440.7

The revolving credit facility, Rosenthal facilities and the 8.75% Secured Senior Notes representing €292.6 million of secured debt (31 March 2003: €6.4 million) are secured by fixed and floating charges over the assets of Companies representing 90% of the total assets of the Group. The holders of the 9⅞% Mezzanine Notes representing €165.0 million of secured debt (31 March 2003: €nil million) have a second fixed and floating charge over the assets of the Group.

Maturity analysis of undrawn committed borrowing facilities	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils
Within one year	**–**	–
Between one and two years	**–**	1.4
After two years	**1.4**	–
	1.4	1.4

Fair values of financial instruments

Set out below is a year end comparison of book and fair values of the financial instruments by category. Where available, market rates have been used to determine current values. Where market rates are not available, current values have been calculated by discounting cash flows at prevailing interest and exchange rates.

Fair values of financial assets and financial liabilities are as follows:

	As at 31 March 2004		As at 31 March 2003	
Non derivatives	Book value €Mils	Fair value €Mils	Book value €Mils	Fair value €Mils
Assets				
Cash	**51.6**	**51.6**	84.0	84.0
Equity investments	**9.0**	**8.7**	8.8	3.3
Liabilities				
Short term debt	**(11.6)**	**(11.6)**	(16.3)	(16.3)
Long term debt	**(447.9)**	**(449.9)**	(424.4)	(429.8)

The difference between book value and fair value of long-term debt is primarily due to current interest rates being lower than those prevailing when the borrowings were made.

	As at 31 March 2004		As at 31 March 2003	
Derivative financial instruments held to manage currency and interest rate profile	Book value €Mils	Fair value €Mils	Book value €Mils	Fair value €Mils
Transaction risk				
Applied contracts (a)	**–**	**–**	0.3	–
Applied contracts (b)	**–**	**–**	0.5	(0.2)
Unapplied contracts (c)	**–**	**0.4**	–	0.1
Foreign exchange structures (d)	**–**	**(0.4)**	–	(1.3)
US Private placement (e)	**(3.0)**	**1.6**	0.3	0.2
Interest rate risk				
Interest rate collar (f)	**–**	**–**	(0.1)	(0.3)
Interest rate swap (g)	**–**	**(0.9)**	0.2	(2.1)

(a) Applied contracts matched against foreign currency receivables at the year end
(b) Applied contracts matched against exposure to the translation of certain overseas assets
(c) Unapplied contracts to be matched against anticipated future cash flows
(d) Foreign exchange structures to be matched against anticipated future cash flows
(e) A US$ to Sterling fixed forward contract matched against US dollar borrowings drawn down under a US private placement
(f) Interest rate collar on certain Euro borrowings
(g) Interest rate swaps on certain Sterling and US dollar borrowings

17. PROVISIONS FOR LIABILITIES AND CHARGES

	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils
Group		
Provision for onerous lease	**1.1**	1.1
	1.1	1.1

Deferred tax

The amount of deferred tax assets/(liabilities), none of which are discounted, recognised in respect of each type of timing difference is as follows:

	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils
Accelerated capital allowances	**(7.5)**	(10.9)
Other accelerated deductions	**(15.7)**	(15.2)
Taxation losses	**21.3**	20.6
Other deferred deductions	**15.2**	19.3
	13.3	13.8

These amounts are disclosed in the balance sheet as follows:

	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils
Debtors:		
Amounts falling due in less than one year	**1.3**	1.0
Amounts falling due after more than one year	**12.0**	12.8
	13.3	13.8

Deferred tax assets have been recognised in excess of future taxable profits arising from the reversal of deferred tax liabilities, to the extent it is considered more likely than not that suitable profits will be generated in the future.

The movement between the net opening and closing balance of deferred tax is as follows:

	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils
Opening deferred tax asset	**13.8**	14.9
Credit to profit and loss account	**0.6**	0.6
Movements on exchange	**(1.1)**	(1.7)
Closing deferred tax asset	**13.3**	13.8

Potential deferred tax assets of €57.1 million (31 March 2003: €39.1 million) arising principally from trading losses and restructuring charges have not been recognised. The Directors believe sufficient taxable profits to utilise the losses will arise in the future, but that there is currently insufficient evidence to support the recognition of a deferred tax asset. The majority of these losses and charges may be carried forward indefinitely under current laws, but these losses and charges can only be offset against taxable profits generated in the same entities and tax jurisdictions in which they were incurred.

18. SHARE CAPITAL

	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils
Authorised share capital:		
Waterford Wedgwood plc		
1 billion ordinary shares of 6c each (31 March 2003: 1 billion)	**60.0**	60.0
	Stg£m	Stg£m
Waterford Wedgwood U.K. plc		
1.2 billion income shares of Stg1p each (31 March 2003: 1 billion)	**12.0**	10.0

18. SHARE CAPITAL CONTINUED

	Ordinary shares of 6c each €Mils	Waterford Wedgwood U.K. plc income shares of Stg1p each €Mils	Total €Mils
Issued and fully paid:			
At 31 March 2003 (stock units: 775,632,037)	46.5	10.2	56.7
Issue of shares for scrip dividend (ordinary shares: 7,715,073)	0.5	–	0.5
Issue of shares for cash (ordinary shares: 213,640,119)	12.8	–	12.8
Issue of shares for cash (income shares: 213,640,119)	–	3.1	3.1
Bonus issue of shares (income shares: 7,715,073)	–	0.4	0.4
At 31 March 2004 (stock units: 996,987,229)	**59.8**	**13.7**	**73.5**

On 14 November 2003, the Company announced a rights issue of 213,640,119 new stock units of €0.18 per new stock unit to raise approximately €38.5 million before expenses. The net proceeds of the issue of €35.3 million have been used to reduce the level of Group borrowings.

A total of 49,849,361 ordinary shares are available to grant share options to Group executives under Executive Share Option Schemes. Of these, options over 26,818,563 shares have been granted as at 31 March 2004 and are exercisable, subject to certain performance criteria, at prices varying from €0.234 to €1.355.

Under the UK, Irish and International Savings Related Share Option Schemes, options were outstanding over a total of 26,564,205 ordinary shares at prices varying from €0.20 to €0.574, exercisable between February 2005 and November 2007, depending on the savings period.

In accordance with Urgent Issues Task Force Abstract 17 "Employee Share Schemes", the Company has taken advantage of the exemptions contained therein in respect of accounting for discounts arising on the grant of options in the Company's Revenue approved Sharesave Schemes.

Income shares in Waterford Wedgwood U.K. plc, a subsidiary of Waterford Wedgwood plc incorporated in England, are non-voting Stg1p shares which entitle shareholders to elect to receive dividends paid from UK sourced profit.

19. RESERVES

	Share premium account €Mils	Revaluation reserve €Mils	Profit and loss account €Mils	Capital conversion reserve fund €Mils
Group				
At 31 March 2003	194.8	9.3	(63.6)	2.6
Issue of shares for scrip dividend	(0.5)	–	1.7	–
Realised on sale of property	–	(2.1)	2.1	–
Issue of shares for cash	22.6	–	–	–
Expenses relating to the issue of shares	(3.2)	–	–	–
Bonus issue of income shares	–	–	(0.4)	–
Loss for the year	–	–	(49.3)	–
Translation of overseas subsidiaries	–	–	6.8	–
At 31 March 2004	**213.7**	**7.2**	**(102.7)**	**2.6**
Company				
At 31 March 2003	194.8	–	77.7	2.6
Issue of shares for scrip dividend	(0.5)	–	1.7	–
Issue of shares for cash	22.6	–	–	–
Expenses relating to the issue of shares	(3.2)	–	–	–
Bonus issue of income shares	–	–	(0.4)	–
Profit for the year	–	–	13.4	–
At 31 March 2004	**213.7**	–	**92.4**	**2.6**

As permitted by Section 3(2) of the Companies (Amendment) Act, 1986, the profit and loss account of the Company is not presented in these financial statements. The amount of the loss for the year dealt with in the accounts of the Company is €13.5 million profit (31 March 2003: €0.4 million loss).

20. CONTINGENT ASSETS AND LIABILITIES

	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils
Company		
Guarantees		
The Company has guaranteed the following borrowings of subsidiary companies	**93.8**	201.6

In accordance with Section 17 of the Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its subsidiaries (see note 27). As a result, such subsidiaries have been exempted from the provisions of Section 7 of the Companies (Amendment) Act, 1986.

Group

Grants – Under certain circumstances, grants amounting to €5.0 million (31 March 2003: €5.0 million) could become repayable by the Group.

Sale of Property – Under an agreement for the sale of a property in Stoke-on-Trent, United Kingdom, the Group may become entitled to an additional contingent consideration of up to €1.4 million.

Litigation – The Group, from time to time, is party to various legal proceedings. It is the opinion of the Directors that losses, if any, arising in connection with these matters will have no material adverse impact on the financial position of the Group.

21. OBLIGATIONS UNDER OPERATING LEASES

Commitments under operating leases, payable in the 12 months to 31 March 2005 expire as follows:

	Property €Mils	Plant and equipment €Mils	Total €Mils
Group			
Commitment expiry date:			
Within one year	1.7	0.8	2.5
Two to five years	8.6	1.8	10.4
After five years	8.0	0.1	8.1
	18.3	2.7	21.0

22. CAPITAL COMMITMENTS

	Group		Company	
	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils
Contracted for but not provided	**2.3**	8.8	**-**	-
Authorised but not yet contracted out	**3.3**	11.4	**-**	-

23. PENSIONS

Approximately one half of the Group's employees participate in funded defined benefit pension plans, which provide benefits based on final pensionable pay. The assets of all such plans are invested separately from those of the Group in trustee administered funds. The contributions to the plans by the companies are charged to the profit and loss account so as to spread the cost of pensions as incurred over employees' working lives with the Group. Contributions are determined by independent qualified actuaries on the basis of periodic valuations using the projected unit method. The most recently completed actuarial valuations of the major plans were as at 31 December 2002 for Wedgwood United Kingdom employees and as at 1 January 2001 for Waterford Crystal employees. The related actuarial reports are not available for public inspection.

The market value of the assets in the Wedgwood Group Pension Plan at 31 December 2002 was €228.2 million. The market value of the assets was sufficient to cover 85% of the value of benefits that had accrued to members after allowing for expected future pay increases. The principal assumptions in this valuation were that the investment return would exceed general salary inflation by 2.1% per annum and limited price indexation of pensions, by 3.1% per annum. For the purpose of calculating the pension cost under SSAP 24, it was assumed that the investment return would exceed general salary inflation by 2.6% per annum and limited price indexation of pensions by 3.6% per annum. At 31 March 2004, €21.6 million (31 March 2003: €21.1 million) was included in debtors in respect of prepaid contributions. Company contributions to the plan are at the actuary's recommended rate.

The market value of the assets in the Waterford Crystal factory and staff plans at 1 January 2001 was €143.5 million. The actuarial value of the plan assets represented 91% of the benefits that had accrued to members based on service to, and pensionable pay at, the valuation date, after allowing for expected future pay increases. The principal assumption in this valuation was that the investment return would be 3% per annum compound higher than the rate of earnings increase and limited price indexation of pensions by 2% per annum. Company contributions to the plan are at the actuary's recommended rate.

The deficits in the two principal plans are being amortised over the average future service lives of current employees.

The differences between the major assumptions adopted by the actuaries in respect of the two principal schemes reflect differences in historical and projected experience and differences in the scheme rules.

Rosenthal AG operates defined benefit pension arrangements for certain current and past employees. In common with most German schemes, these arrangements are unfunded, that is, benefit payments are met by the company as they fall due. A provision of €28.0 million is included in creditors at 31 March 2004 (31 March 2003: €26.4 million) being the excess of the accumulated pension liability over the amounts funded. This provision has been calculated, using the projected unit method, in accordance with the advice of a professionally qualified actuary, as at 31 March 2004.

Pension costs charged to the profit and loss account in respect of open defined benefit pension schemes are:

	12 months to 31 March 2004 €Mils	12 months to 31 March 2003 €Mils
Regular cost	**11.6**	14.2
Variation from regular cost	**5.9**	1.5
Interest	**(1.3)**	(1.5)
Pension cost	**16.2**	14.2

For certain Group employees, mainly outside Ireland, the United Kingdom and Germany, pension entitlements are secured by defined contribution schemes, the cost of which amounted to €3.4 million (31 March 2003: €3.6 million).

Disability

Waterford Crystal contributes to disability schemes under which employees who become disabled have certain entitlements. The amount of these entitlements have been actuarially assessed and are funded by assets held independently of the Group. Under the latest agreement with Waterford Crystal employees, Waterford Crystal's annual contribution to the schemes is €0.2 million.

23. PENSIONS CONTINUED

Pensions: transitional arrangements of FRS 17

The Group operates a number of pension schemes throughout the world. The major schemes, which cover approximately one half of scheme members, are of the defined benefit type. The additional disclosures required by FRS 17 are based on the most recent actuarial valuations disclosed earlier in this note which were updated by the schemes' actuaries to 31 March 2004. The principal assumptions used by the schemes' actuaries in relation to the major pension schemes operated by the Group are:

	Wedgwood Group Pension Plan			Waterford Crystal Pension Plan and Disability Funds			Rosenthal Pension Plan*		
	12 months to 31 March 2004	12 months to 31 March 2003	3 months to 31 March 2002	**12 months to 31 March 2004**	12 months to 31 March 2003	3 months to 31 March 2002	**12 months to 31 March 2004**	12 months to 31 March 2003	3 months to 31 March 2002
Rate of increase in pensionable salaries	**4.4%**	4.0%	4.3%	**3.5%**	4.0%	4.5%	**2.5%**	2.8%	3.0%
Rate of increase in pension payments	**2.9%**	2.5%	2.8%	**2.0%**	2.0%	2.0%	**1.5%**	1.8%	1.5%
Discount rate	**5.6%**	5.5%	6.2%	**5.3%**	5.5%	6.4%	**5.3%**	5.5%	6.4%
Inflation rate	**2.9%**	2.5%	2.8%	**2.3%**	2.3%	2.5%	**1.5%**	1.8%	1.5%

*In common with the majority of companies in Continental Europe, the Rosenthal Pension Plan is a book reserve scheme whereby the provision for the present value of scheme liabilities is reflected in the balance sheet of the Company. Based on the above actuarial assumptions, the actuarially assessed present value of scheme liabilities amounts to €30.2 million, of which €28.0 million is already reflected in the Waterford Wedgwood Group consolidated balance sheet at 31 March 2004.

The assets and liabilities in the schemes and the expected rates of return were:

	As at 31 March 2004				As at 31 March 2003				As at 31 March 2002			
	Wedgwood Group Pension Plan		**Waterford Crystal Pension Plan and Disability Funds**		Wedgwood Group Pension Plan		Waterford Crystal Pension Plan and Disability Funds		Wedgwood Group Pension Plan		Waterford Crystal Pension Plan and Disability Funds	
	Long term rate of return	**Value €Mils**	**Long term rate of return**	**Value €Mils**	Long term rate of return	Value €Mils	Long term rate of return	Value €Mils	Long term rate of return	Value €Mils	Long term rate of return	Value €Mils
Equities	**7.3%**	**157.5**	**7.8%**	**80.6**	7.1%	117.9	7.8%	62.5	8.0%	203.6	8.3%	82.9
Gilts	**4.3%**	**45.7**	**4.8%**	**50.6**	4.1%	33.2	4.8%	32.9	5.0%	20.5	5.3%	38.7
Bonds	**5.2%**	**37.2**	**5.5%**	**7.0**	5.1%	45.3	5.5%	13.0	5.9%	52.2	6.2%	8.0
Property	**6.3%**	**6.6**	**6.8%**	**3.4**	6.1%	6.0	6.8%	3.0	7.0%	7.7	7.3%	8.2
Cash	**3.6%**	**1.9**	**2.8%**	**3.1**	3.4%	4.7	2.8%	3.3	3.7%	4.2	3.0%	2.4
Total market value of scheme assets		**248.9**		**144.7**		207.1		114.7		288.2		140.2
Present value of scheme liabilities		**(288.9)**		**(228.0)**		(263.9)		(219.9)		(300.9)		(183.5)
Deficit in the schemes		**(40.0)**		**(83.3)**		(56.8)		(105.2)		(12.7)		(43.3)
Deferred tax asset*		**12.0**		**10.4**		17.0		10.5		3.8		4.3
Net pension liability		**(28.0)**		**(72.9)**		(39.8)		(94.7)		(8.9)		(39.0)

*The Directors believe sufficient taxable profits to utilise the deferred tax asset arising on the pension deficits will arise in the future, but upon full adoption of FRS 17 there may be insufficient evidence to support the recognition of a deferred tax asset in the financial statements at that time.

If FRS 17 had been adopted in the financial statements, the Group's net assets and profit and loss account would be as follows:

	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils	As at 31 March 2002 €Mils
Net assets excluding pension liability	**198.0**	204.0	243.4
Prepayment in balance sheet (note 14)	**(21.6)**	(21.1)	(21.4)
Pension liability	**(103.1)**	(139.1)	(48.2)
Net assets including pension liability	**73.3**	43.8	173.8
Profit and loss account excluding pension liability	**(102.7)**	(63.6)	(17.9)
Prepayment in balance sheet (note 14)	**(21.6)**	(21.1)	(21.4)
Pension liability	**(103.1)**	(139.1)	(48.2)
Profit and loss account including pension liability	**(227.4)**	(223.8)	(87.5)

Pension liability is arrived at as follows:

	As at 31 March 2004 €Mils	As at 31 March 2003 €Mils	As at 31 March 2002 €Mils
Wedgwood Group Pension Plan	**28.0**	39.8	8.9
Waterford Crystal Pension Plan and Disability Funds	**72.9**	94.7	39.0
Rosenthal Pension Plan	**30.2**	31.0	27.8
	131.1	165.5	75.7
Less included in the balance sheet for Rosenthal Pension Plan	**(28.0)**	(26.4)	(27.5)
Total pension liability	**103.1**	139.1	48.2

23. PENSIONS CONTINUED

If FRS 17 had been adopted in the financial statements, the following amounts would have been recognised in the performance statements:

	12 months to 31 March 2004			12 months to 31 March 2003		
Profit and loss account	Wedgwood Group Pension Plan €Mils	Waterford Crystal Pension Plan and Disability Funds €Mils	Total €Mils	Wedgwood Group Pension Plan €Mils	Waterford Crystal Pension Plan and Disability Funds €Mils	Total €Mils
Amounts charged to operating (loss)/profit:						
Current service cost	4.2	5.0	9.2	5.0	3.7	8.7
Settlements and curtailments	–	(0.9)	(0.9)	–	–	–
Past service cost	0.4	–	0.4	0.9	1.8	2.7
Total operating charge	**4.6**	**4.1**	**8.7**	**5.9**	**5.5**	**11.4**
Amounts charged/(credited) to other finance charges:						
Expected return on pension scheme assets	(12.4)	(7.5)	(19.9)	(20.0)	(10.0)	(30.0)
Interest on pension scheme liabilities	14.2	12.0	26.2	17.5	11.6	29.1
Net return	1.8	4.5	6.3	(2.5)	1.6	(0.9)
Total charged to profit and loss account	**6.4**	**8.6**	**15.0**	**3.4**	**7.1**	**10.5**
Amounts recognised in Statement of Total Recognised Gains and Losses (STRGL)						
Actual return less expected return on pension scheme assets (€Mils)	27.1	19.9	47.0	(71.8)	(35.0)	(106.8)
Percentage of scheme assets (%)	10.9%	13.8%	11.9%	(34.7%)	(30.5%)	(33.2%)
Experience gains/(losses) arising on the scheme liabilities (€Mils)	–	3.8	3.8	11.0	(0.1)	10.9
Percentage of the present value of scheme liabilities (%)	–	1.7%	0.7%	4.2%	–	2.3%
(Loss)/gain due to changes in actuarial assumptions (€Mils)	(8.3)	(0.3)	(8.6)	9.5	(24.7)	(15.2)
Percentage of the present value of scheme liabilities (%)	(2.9%)	(0.1%)	(1.7%)	3.6%	(11.2%)	(3.1%)
Actuarial gain/(loss) recognised in the STRGL (€Mils)	**18.8**	**23.4**	**42.2**	**(51.3)**	**(59.8)**	**(111.1)**
Percentage of the present value of scheme liabilities (%)	**6.5%**	**10.3%**	**8.2%**	**(19.4%)**	**(27.2%)**	**(23.0%)**
Movement in pension deficit during the year						
Deficit at the beginning of the year	(56.8)	(105.2)	(162.0)	(12.7)	(43.3)	(56.0)
Current service cost	(4.2)	(5.0)	(9.2)	(5.0)	(3.7)	(8.7)
Settlements and curtailments	–	0.9	0.9	–	–	–
Past service cost	(0.4)	–	(0.4)	(0.9)	(1.8)	(2.7)
Net finance cost	(1.8)	(4.5)	(6.3)	2.5	(1.6)	0.9
Employer pension contributions	5.6	7.1	12.7	5.9	5.0	10.9
Actuarial gain/(loss) recognised in the STRGL	18.8	23.4	42.2	(51.3)	(59.8)	(111.1)
Exchange	(1.2)	–	(1.2)	4.7	–	4.7
Deficit at the end of the year	**(40.0)**	**(83.3)**	**(123.3)**	**(56.8)**	**(105.2)**	**(162.0)**
History of experience gains and losses						
Actual return less expected return on pension scheme assets (€Mils)	27.1	19.9	47.0	(71.8)	(35.0)	(106.8)
Percentage of scheme assets (%)	10.9%	13.8%	11.9%	(34.7%)	(30.5%)	(33.2%)
Experience gains/(losses) arising on the scheme liabilities (€Mils)	–	3.8	3.8	11.0	(0.1)	10.9
Percentage of the present value of scheme liabilities (%)	–	1.7%	0.7%	4.2%	–	2.3%
Total amount recognised in the STRGL (€Mils)	18.8	23.4	42.2	(51.3)	(59.8)	(111.1)
Percentage of the present value of scheme liabilities (%)	6.5%	10.3%	8.2%	(19.4%)	(27.2%)	(23.0%)

24. FOREIGN CURRENCY

The Group uses forward currency contracts in the normal course of business to hedge exchange risk on anticipated foreign currency transactions and translation.

The Group had the following forward sales commitments:

	As at 31 March 2004	As at 31 March 2003
US dollars	**$9.5m**	$7.5m
Japanese yen	**-**	¥2,500.0m

During the year, arising from the Group's hedging activities, the effective exchange rate on its major overseas trading cash flows was as follows:

	12 months to 31 March 2004	12 months to 31 March 2003
US$/€	**1.11**	0.93
¥/Stg£	**185.21**	151.67

The Group has a 10 year US$/Stg£ fixed forward contract totalling US$22.6 million as part of the US private placement arrangements. The Group enters into forward contracts to manage its exposure to the translation of certain overseas assets. At 31 March 2004 these amounted to $nil million (2003: $82.5 million).

41

24. FOREIGN CURRENCY CONTINUED

Currency exposure of the Group's net monetary assets/(liabilities)

The table below shows the Group's currency exposures, being those that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the operating unit involved. These exposures were as follows:

Net foreign currency monetary assets/(liabilities)	Stg£ €Mils	US$ €Mils	Yen €Mils	Other €Mils	Total €Mils
At 31 March 2004					
Functional currency of Group operation					
Euro	(0.9)	10.8	(0.4)	1.1	10.6
Stg£	–	11.4	25.2	1.0	37.6
Other	(0.1)	–	–	1.0	0.9
	(1.0)	**22.2**	**24.8**	**3.1**	**49.1**
At 31 March 2003					
Functional currency of Group operation					
Euro	(2.1)	(3.9)	(0.3)	4.4	(1.9)
Stg£	–	7.4	–	2.6	10.0
Other	(0.1)	–	–	1.7	1.6
	(2.2)	**3.5**	**(0.3)**	**8.7**	**9.7**

Hedging exposure of the Group

The Group's policy is to hedge, where appropriate, the following exposures: interest rate risk using interest rate swaps and collars; currency exposures using forward and spot foreign currency contracts. Hedging instruments on which unrecognised gains or losses arose during the year to 31 March 2004 were forward contracts to hedge foreign currency exposures and interest rate swaps and collars.

Unrecognised gains and losses on instruments used for hedging and the movements therein, were as follows:

	As at 31 March 2004 Gains €Mils	Losses €Mils	Total net gains/ (losses) €Mils
Unrecognised gains/(losses) on hedges at 1 April 2003	0.7	(3.9)	(3.2)
(Gains)/losses arising in previous years recognised prior to 31 March 2004	(0.7)	0.8	0.1
Gains/(losses) arising before 1 April 2003 that were not recognised prior to 31 March 2004	0.0	(3.1)	(3.1)
Gains arising in the year to 31 March 2004 that were not recognised prior to 31 March 2004	0.9	1.3	2.2
Unrecognised gains/(losses) on hedges at 31 March 2004	0.9	(1.8)	(0.9)
Gains/(losses) expected to be recognised between 1 April 2004 and 31 March 2005	0.5	(0.3)	0.2
Gains/(losses) expected to be recognised after 1 April 2005	0.4	(1.5)	(1.1)

25. RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES

	12 months to 31 March 2004 €Mils	12 months to 31 March 2003 €Mils
Operating profit before restructuring and exceptional items	**21.7**	57.3
Spend on restructuring	**(29.0)**	(20.6)
Depreciation and amortisation	**40.4**	46.7
Deficit/(surplus) on sale of fixed assets	**1.5**	(0.5)
Increase in stocks	**(37.7)**	(30.9)
(Increase)/decrease in debtors	**(1.6)**	9.8
(Decrease)/increase in creditors	**(10.3)**	19.7
Exchange rate adjustments	**6.7**	(9.9)
Net cash (outflow)/inflow from operating activities	**(8.3)**	71.6

26. ANALYSIS OF NET DEBT

	As at 31 March 2003 €Mils	Cash flow €Mils	Unamortised debt issue costs €Mils	Exchange movements €Mils	**As at 31 March 2004 €Mils**
Group					
Cash at bank net of bank overdrafts	72.3	(25.2)	–	(5.3)	**41.8**
Current portion of long term loans	(4.6)	2.9	–	(0.1)	**(1.8)**
Long term loans	(424.4)	(45.2)	25.0	21.7	**(422.9)**
	(356.7)	(67.5)	25.0	16.3	**(382.9)**

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

27. PRINCIPAL SUBSIDIARY COMPANIES

Listed below are the principal subsidiary companies that comprise the Waterford Wedgwood Group:

Name	Registered office and country of incorporation	Issued capital	Nature of business
Manufacturing			
† Waterford Crystal (Manufacturing) Ltd	Kilbarry, Waterford, Ireland	100,002 €1.25 Ord. shares	Crystal glass manufacturer
Josiah Wedgwood & Sons Ltd	Barlaston, Stoke-on-Trent, England	60,000 Stg.£1 Ord. shares	Ceramic tableware/giftware manufacturer
Rosenthal AG	Selb, Germany	960,000 shares of no par value	Ceramic tableware/giftware manufacturer
All-Clad Metalcrafters LLC	Delaware, USA	n/a	Cookware manufacturer
Distribution			
*† Waterford Crystal Ltd	Kilbarry, Waterford, Ireland	10,000 €1.25 Ord. shares 1,858,500 3% Cum.Red.Pref. €0.01 shares	Distributor
* Stuart & Sons Ltd	Barlaston, Stoke-on-Trent, England	471,333 Stg.£1 Ord. shares	Distributor
Waterford Wedgwood Australia Ltd	Barlaston, Stoke-on-Trent, England	485,240 Stg.£1 Ord. shares	Distributor
Waterford Wedgwood Canada Inc.	Toronto, Canada	110 Class A shares 363 Class B shares	Distributor
Waterford Wedgwood USA Inc.	New York, USA	20 US$1 Common shares	Distributor
Waterford Wedgwood Japan Ltd	Tokyo, Japan	4,000 ¥50,000 shares	Distributor
Waterford Wedgwood Retail Ltd	Barlaston, Stoke-on-Trent, England	100 Stg.£1 Ord. shares	Retailer
Josiah Wedgwood & Sons (Exports) Ltd	Barlaston, Stoke-on-Trent, England	499 Stg.£1 Ord. shares	Exporter
Josiah Wedgwood (Malaysia) Sdn Bhd	Kuala Lumpur, Malaysia	2 Rml Ord. shares	Retailer
Waterford Wedgwood Trading Singapore Pte. Ltd	Singapore	248 S$50,000 shares	Distributor
Waterford Wedgwood (Taiwan) Ltd	Taipei, Taiwan	13,600,000 NT$10 Ord. shares	Distributor
Wedgwood GmbH	Selb, Germany	1 €25,565 share	Sales office
W/C Imports Inc.	California, USA	19,000 Common shares of no par value	Linen distributor
* All-Clad Switzerland GmbH	Switzerland	100 Chf 1,000 shares	Distributor
Spring USA Corporation	Delaware, USA	166 US$0.01 shares	Distributor
* Cashs Mail Order Limited	Kilbarry, Waterford	2 €1.269738 Ord. shares	Distributor
Finance			
Statum Limited	Barlaston, Stoke-on-Trent, England	50,000 Stg.£1 Ord. shares	Finance
Other			
* Waterford Wedgwood U.K. plc	Barlaston, Stoke-on-Trent, England	181,601,769 Stg.25p Ord. shares 1,096,635,985 Stg.1p Income shares	Subsidiary holding company
Wedgwood Ltd	Barlaston, Stoke-on-Trent, England	46,195,052 Stg.25p Ord. shares	Subsidiary holding company
Waterford Wedgwood Inc.	Delaware, USA	430 shares of no par value	Subsidiary holding company
*† Waterford Glass Research and Development Ltd	Kilbarry, Waterford, Ireland	2 €1.25 Ord. shares	Research and development
*† Dungarvan Crystal Ltd	Kilbarry, Waterford, Ireland	100,000 €1.25 'A' Ord. shares 80,000 €12.50 'B' Ord. shares 20,000 €12.50 'C' Ord. shares	Dormant
* Waterford Wedgwood Employee Share Ownership Plan (Jersey) Ltd	St. Helier, Jersey	9 Stg.£1 Ord. shares	Trustee company
Waterford Wedgwood GmbH	Selb, Germany	1 €5,603,000 share	Subsidiary holding company
All-Clad Holdings Inc.	Canonsburg, USA	6,250,000 US$0.01 Ord. shares	Subsidiary holding company
* Waterford Wedgwood Linens Inc.	Delaware, USA	1,000 US$0.01 Common shares	Subsidiary holding company
Ashling Corporation	California, USA	1,225,000 Common shares of no par value	Subsidiary holding company

Immediate subsidiaries of Waterford Wedgwood plc are marked*. The other subsidiaries comprising the Group are included in the financial statements in accordance with Regulation 4(1)(d) of the European Communities (Companies: Group Accounts) Regulations, 1992. With the exception of Rosenthal AG where the Group owns 89.8%, Ashling Corporation where the Group owns 86.5% and Spring USA Corporation where the Group owns 60%, all subsidiary companies are 100 per cent owned. All companies operate primarily in their country of incorporation with the exception of Waterford Wedgwood Australia Limited which operates in Australia.

†Companies covered by Section 17 guarantees (see note 20).

28. SUBSEQUENT EVENTS

On 2 June 2004, the Company announced that it had entered into a contract to dispose of All-Clad, its US based cookware subsidiary, for $250 million (€205 million), all cash, to Groupe SEB, the French-based cookware and domestic appliance business. The transaction is expected to close within 60 days, subject to approval by Waterford Wedgwood shareholders and by the Federal Trade Commission. The cash proceeds will be used to reduce indebtedness. P Cameron, Chief Executive of All-Clad, is to receive, during the 12 months ended 31 March 2005, a success bonus of $3.25 million arising out of the sale of All-Clad.

Subsequent to the year end existing credit facilities have been supplemented by the procurement of an additional €40 million in subordinated loans.

29. RECLASSIFICATION OF PRIOR YEAR PROFIT AND LOSS ACCOUNT

The prior year profit and loss account captions have been reclassified for consistency with current year classification.

30. APPROVAL OF FINANCIAL STATEMENTS

The Directors approved the financial statements on 17 June 2004.

FIVE YEAR PERFORMANCE

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	12 months to 31 March 2004 €Mils	12 months to 31 March 2003 €Mils	3 months to 31 March 2002 €Mils	12 months to 31 December (restated) 2001 €Mils	2000 €Mils
Turnover	**831.9**	951.3	207.2	1,012.0	1,084.4
Operating profit/(loss) before exceptional items	**21.7**	57.3	(10.5)	60.7	104.4
EBIT after exceptional items	**(12.5)**	32.5	(10.5)	(17.3)	104.4
Net interest cost	**(32.4)**	(25.3)	(5.5)	(26.0)	(24.8)
(Loss)/profit on ordinary activities before taxation	**(44.9)**	7.2	(16.0)	(43.3)	79.6
Taxation on (loss)/profit on ordinary activities	**(4.7)**	(4.9)	0.2	1.1	(14.1)
(Loss)/profit on ordinary activities after taxation	**(49.6)**	2.3	(15.8)	(42.2)	65.5
Minority interests	**0.3**	(0.5)	0.4	(0.4)	(0.8)
(Loss)/profit attributable to members of parent company	**(49.3)**	1.8	(15.4)	(42.6)	64.7
Dividends	**-**	(15.1)	–	(23.6)	(22.9)
Retained (loss)/profit for the period	**(49.3)**	(13.3)	(15.4)	(66.2)	41.8
(Loss)/earnings per share (cents)*	**(5.63c)**	0.22c	(1.90c)	(5.32c)	8.21c
Diluted (loss)/earnings per share (cents)*	**(5.63c)**	0.22c	(1.90c)	(5.32c)	8.13c
(Loss)/earnings per share (before exceptional items, and amortisation of goodwill) – (cents)*	**(0.96c)**	4.23c	(1.69c)	5.24c	8.95c

*Earnings per share have been adjusted to reflect the bonus element of the rights issue which was announced in November 2003.

CONSOLIDATED BALANCE SHEET

	2004 €Mils	As at 31 March 2003 €Mils	2002 €Mils	As at 31 December (restated) 2001 €Mils	2000 €Mils
Fixed assets					
Intangible assets	**100.4**	115.8	123.5	123.4	110.6
Tangible assets	**206.2**	209.5	261.2	264.6	282.9
Financial assets	**15.1**	14.9	9.1	8.1	23.1
	321.7	340.2	393.8	396.1	416.6
Current assets					
Stocks	**320.3**	291.3	300.0	296.9	290.3
Debtors	**154.6**	159.3	182.0	180.9	191.0
Cash at bank and in hand	**51.6**	84.0	88.1	119.6	66.2
	526.5	534.6	570.1	597.4	547.5
Creditors (amounts falling due within one year)	**(188.7)**	(208.9)	(224.5)	(244.4)	(235.7)
Net current assets	**337.8**	325.7	345.6	353.0	311.8
Total assets less current liabilities	**659.5**	665.9	739.4	749.1	728.4
Creditors (amounts falling due after more than one year)	**(460.4)**	(460.8)	(492.9)	(489.0)	(415.0)
Provisions for liabilities and charges	**(1.1)**	(1.1)	(3.1)	(3.0)	(4.8)
	198.0	204.0	243.4	257.1	308.6
Capital and reserves					
Called up share capital	**73.5**	56.7	55.3	55.3	54.4
Share premium account	**213.7**	194.8	190.2	190.0	178.0
Revaluation reserve	**7.2**	9.3	9.8	9.8	9.8
Profit and loss account	**(102.7)**	(63.6)	(17.9)	(4.4)	59.7
Capital conversion reserve fund	**2.6**	2.6	2.6	2.6	2.6
Shareholders' funds – equity interests	**194.3**	199.8	240.0	253.3	304.5
Minority interests – equity interests	**3.7**	4.2	3.4	3.8	4.1
	198.0	204.0	243.4	257.1	308.6

WATERFORD
WEDGWOOD

WATERFORD WEDGWOOD PLC
1-2 UPPER HATCH STREET
DUBLIN 2 IRELAND
WWW.WATERFORDWEDGWOOD.COM

IRISH STOCK EXCHANGE (WTFU.I)
LONDON STOCK EXCHANGE (WTFU.L)
NASDAQ (WATFZ)

WATERFORD WEDGWOOD U.K. PLC
ACCOUNTS
31 MARCH 2004

Waterford Wedgwood U.K. plc is an intermediate holding company, registered in England (Number 2058427). The ultimate parent company is Waterford Wedgwood plc. **These financial statements have been sent to you solely to comply with the requirements in the United Kingdom of the Companies Act, 1985. For a full understanding of the activities and financial position of the Waterford Wedgwood Group, readers are referred to the report and accounts of Waterford Wedgwood plc.**

Throughout this document, references to 'WW Group' relate to Waterford Wedgwood plc and all its operations worldwide and references to 'the Group' relate to Waterford Wedgwood U.K. plc and all its operations worldwide, 'Waterford' refers to Waterford Crystal activities worldwide, 'Wedgwood' refers to Wedgwood Group activities worldwide and 'Rosenthal' refers to Rosenthal AG activities worldwide.

Contents

Report of the Directors

The Directors submit their report to the shareholders, together with the audited financial statements for the year ended 31 March 2004.

Results

The financial statements for the year ended 31 March 2004 are set out in detail on pages 8 to 33. A review of the Waterford Wedgwood Group's business is set out in the Waterford Wedgwood plc accounts for the year. A summary of the results of the Group is as follows:

	Year ended 31 March 2004 £m
Operating profit before exceptional items	12.3
Exceptional items	(16.7)
Makewhole payment	(2.6)
Net interest payable	(11.4)
Loss on ordinary activities before taxation	(18.4)
Taxation on loss on ordinary activities	(0.5)
Loss on ordinary activities after taxation	(18.9)
Minority interests	0.3
Loss absorbed for the year	(18.6)

Translation and other adjustments totalling £4.2 million have increased the revenue reserves balance during the year.

No interim dividend was paid in the financial year ended 31 March 2004. The Directors do not propose to pay a final dividend.

Principal activities, acquisitions and divestments

The Company is an intermediate holding company. During the year to 31 March 2004, the Company managed the Wedgwood and Rosenthal brands. Wedgwood comprises the manufacture, distribution and retailing of high quality bone china and earthenware tableware and giftware under the Wedgwood brand together with quality earthenware tableware by Johnson Brothers (including the Franciscan brand), Mason's Ironstone fine tableware and giftware and Coalport bone china giftware. Rosenthal is a premium ceramics manufacturer based in Germany. Rosenthal manufactures, markets and distributes luxury porcelain giftware and tableware. Approximately 51.8% of Rosenthal's turnover is generated in the German market. The Group's interest in Rosenthal AG was 89.8% at 31 March 2004. The Group also distributes crystal and other products in certain world markets.

There were no material divestments during the year. The Company's principal subsidiary companies as at 31 March 2004 are listed on page 33.

Future developments

Future developments and prospects are outlined in the Waterford Wedgwood Group Chairman's statement, Chief Executive's statement and Financial review on pages 1 to 5 of Waterford Wedgwood plc's accounts for the year ended 31 March 2004.

Board of Directors

The Directors of the Company are:

Peter John Goulandris (Chairman)
Richard A Barnes* (Resigned 19 April 2004)
Paul D'Alton* (Appointed 15 June 2004)
Andrew Elsby-Smith*
Timothy W Harper* (Resigned 1 September 2003)
Christopher J McGillivary* (Retired 25 June 2004)
P Redmond O'Donoghue*
Lady O'Reilly
F Alan Wedgwood
Lord Wedgwood*

Company Secretary: Patrick J Dowling

*Executive Directors

Directors (except for Directors of Waterford Wedgwood plc)

Andrew Elsby-Smith was appointed to the Board in 1999. He is Finance Director of Wedgwood Group and has a service contract which can be terminated by one year's notice.

P D'Alton, having been appointed since the last Annual General Meeting will retire at the Annual General Meeting, in accordance with the Articles of Association and, being eligible, will offer himself for election.

PJ Goulandris and PR O'Donoghue retire by rotation at the Annual General Meeting in accordance with the Articles of Association and, being eligible, will offer themselves for re-election.

Directors' interests

Share capital

The interests of the Directors (except for Directors of Waterford Wedgwood plc) and their immediate families in the share capital of Waterford Wedgwood plc are set out below:

		Number of stock units	
	Description of shares	31.3.03	31.3.04
Director			
A Elsby-Smith	stock units	11,892	22,992
*TW Harper	stock units	1,323	1,323

*at date of resignation

Waterford Wedgwood plc stock units each comprise one Waterford Wedgwood plc ordinary share of €0.06 and one non-voting income share of Stg1p in Waterford Wedgwood U.K. plc.

Directors' options

Details of executive share options, granted in accordance with the rules of the WW Group Executive Share Option Scheme, held by the Directors (except for Directors of Waterford Wedgwood plc) in the share capital of Waterford Wedgwood plc are set out below:

	31.3.03	Adjusted for Rights Issue	31.3.04	Weighted average exercise price
Director				
A Elsby-Smith	337,500	356,736	356,736	Stg62.8p
*TW Harper	337,500	356,737	356,737	Stg57.1p

*at date of resignation

Details of options held by the Directors (other than Directors of Waterford Wedgwood plc) under WW Group Savings Related Share Option Schemes (SAYE) in the share capital of Waterford Wedgwood plc are set out below:

	31.3.03	Adjusted for Rights Issue	Granted during year	Lapsed during year	31.3.04	Weighted average exercise price
Director						
A Elsby-Smith	12,902	13,594	13,464	(752)	26,306	Stg24.6p

Outstanding options are exercisable on dates between 2004 and 2011.

The market price at the year end date was Stg15.75p. The highest share price during the year was Stg21.02p and the lowest Stg13.78p.

Directors' contracts

Other than service contracts, there have been no contracts or arrangements with the Company or any subsidiary during the financial year or between 31 March 2004 and 17 June 2004, in which a Director of the Company was materially interested and which was significant in relation to the Company's business.

Insurance of Officers

During the year to 31 March 2004, the Company maintained an Insurance of Officers against liabilities to the Company and its subsidiaries.

Directors' responsibilities in relation to the financial statements

The Directors are required by UK company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that financial year.

In preparing those financial statements the Directors are required to:

- select appropriate accounting policies and apply them consistently;
- make reasonable and prudent judgements and estimates; and
- state that all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that the Group keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Group and which enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in the United Kingdom and comply with the UK Companies Act, 1985. The Directors confirm that the financial statements comply with the above requirements. The Directors also have responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Share capital

All of the Company's ordinary shares of 25p each, which carry the right to vote at general meetings of the Company, are held by Waterford Wedgwood plc. At 31 March 2004 the issued share capital of the Company comprised 181,601,769 ordinary shares and 1,096,635,985 income shares.

Research & product development

The Group maintains design and development departments in its main manufacturing divisions. Expenditure on design and development in the year amounted to £3.5 million and related mainly to the development of new processes and manufacturing technologies.

Employment policies

The Directors remain committed to providing the conditions best suited to encourage the personal involvement of all employees in the future development of the business. This involves open and regular communication with all employees, the provision of training and development opportunities and profit sharing and employee share schemes. Several employee share schemes operate within the Group and involve a significant number of employees.

Wedgwood's continuous improvement initiatives are important features in improving the quality of working life.

With regard to the employment of disabled people, Wedgwood works in close co-operation with local disablement resettlement officers to recruit and train disabled employees and to provide, whenever possible, career development for those whose health no longer allows them to continue in their normal occupation.

Health, safety and the environment

The Group pursues an active policy of providing safe systems of work and high standards of environmental management.

Regular meetings of the Group's health and safety committees have been held.

The main objective for Health, Safety and Environment during the year was to continue with the implementation and auditing of the in-house integrated management system, QUENSH (Quality, Environment, Safety and Health). This objective was achieved and, as a result, compliance with legal obligations was ensured.

Charitable and political contributions

The Group donated approximately £107,000 for charitable purposes during the year.

The Group made no political contributions.

Events since the year end

There have been no significant events affecting the Group since the year end, other than those set out in note 31 to the accounts.

Auditors

A resolution to re-appoint PricewaterhouseCoopers as auditors to the Company will be proposed at the Annual General Meeting.

Going concern

After making appropriate enquiries and on the basis of current financial projections and facilities available, the Directors have a reasonable expectation that the Group has adequate resources to continue operations for the foreseeable future and have therefore prepared the financial statements on a going concern basis.

By order of the Board:
Patrick J Dowling
Company Secretary

17 June 2004

54

Corporate Governance

The WW Group is committed to high standards of Corporate Governance. The WW Group is continually reviewing its Corporate Governance standards in light of current developments in the UK, Ireland, the United States and Europe, in order to ensure that its Corporate Governance systems comply with applicable laws and remain in line with international best practices.

A revised Combined Code on Corporate Governance, replacing the 1998 Code, will apply to the WW Group for the financial year ending 31 March 2005. The Annual Report for that year will comment on compliance with the revised Code. Meanwhile, having reviewed the WW Group's Corporate Governance practices, the Directors consider that the WW Group has, except for the disclosures on service contracts, complied throughout the year ended 31 March 2004 with the provisions of the 1998 Combined Code.

The Board

The Waterford Wedgwood plc Board has a majority of non-executive Directors. The non-executive directors provide independent advice in establishing appropriate strategies for the Group which are in the long-term interest of its shareholders, employees and customers. The Waterford Wedgwood plc Board meets regularly throughout the year and all Directors have timely access to the information necessary for them to discharge their duties.

The Directors also have access to independent professional advice, at the Group's expense, if and when required.

There is a formal schedule of matters referred to the Board for decision, covering annual budgets, strategy, major capital expenditure, acquisitions, divestments, risk management, banking and finance.

Board Committees

The WW Group has within its Board structures both an Audit Committee and a Remuneration and Nomination Committee. Membership of these committees comprises non-executive Directors only.

The Audit Committee

The WW Group has an Internal Audit function, reporting to the Audit Committee, which is appropriately resourced. The Audit Committee met six times during the year to review the effectiveness of the WW Group's systems of control, the range and findings of external and internal auditors' work, and to review the interim and full year financial statements prior to their submission to the Board. The WW Group Finance Director and Internal Audit Director attend Audit Committee meetings while external auditors attend as required and have direct access to the Committee Chairman at all times. Minutes of Audit Committee meetings are circulated to the Board.

The members of the Audit Committee are as follows:

KC McGoran, Chairman, is a Chartered Accountant. He has extensive public company experience and is a former Chief Financial Officer of the Jefferson Smurfit Group. He was also Chief Executive of Fitzwilton plc. The Board have designated KC McGoran as the Audit Committee's Financial Expert as required by the Sarbanes-Oxley Act, 2002.

GP Dempsey is a former president of the Institute of Chartered Accountants in Ireland. He was former Deputy Chief Executive of Aer Lingus Airlines and has extensive public company experience.

PJ Molloy is a former Chief Executive Officer of the Bank of Ireland Group. He is Chairman of CRH plc.

LL Glucksman is a former Vice Chairman of investment bank, Salomon Smith Barney.

The Committee has approved a pre-approval policy in respect of audit and non-audit services provided by the external auditors as required by the Sarbanes-Oxley Act, 2002.

Internal control

The Directors acknowledge their overall responsibility for the WW Group's system of internal control. Such a system, however, can provide only reasonable and not absolute assurance against material financial misstatement or loss.

55

The WW Group Board has broadened its internal controls to include not just financial risk management but also operational and compliance risk management. This expanded internal control system addresses the nature and extent of the risks facing the WW Group. The Chief Executives of each division report regularly to the Board and/or Committees on the management of key risk areas and on the effectiveness of controls in relation to these risks.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee is responsible for advising on the appointment of Directors and determines conditions of employment and remuneration of executive Directors and senior managers. It meets when required throughout the year. The Remuneration and Nomination Committee is chaired by the Waterford Wedgwood Group Chairman and comprises non-executive Directors only.

It applies a philosophy of pay for performance in determining executive Directors' remuneration. It is also mindful of the need to ensure that, in a competitive environment, the Group can attract, retain and motivate executives who can perform to the highest levels of expectation.

Annual bonuses are determined by the Remuneration and Nomination Committee on the basis of the WW Group's performance during the year, measured in terms of achieving key financial targets, principally operating profits and cash.

Executive Directors' pensions are, in the main, Revenue approved occupational pension schemes either based on final basic salary or on defined contributions. The normal pension age is 65 years and pension is payable at a maximum rate of two-thirds of final pensionable salary at normal retirement age, subject to service. Where pensions are capped to comply with legislation, benefits above the cap are provided by Funded Unapproved Retirement Benefit Schemes (FURBS) or an appropriate amount reserved in the accounts to purchase such pension. Alternatively, where individual contractual arrangements require, accelerated accrual rates and earlier normal retirement dates may apply.

Details of Directors' remuneration for the year, together with prior year comparatives, are set out in note 8 to the Financial Statements.

Relations with shareholders

Communications with shareholders are given a high priority. Senior management makes presentations to institutional shareholders, analysts and the press after the release of annual and interim results. The non-executive Directors may attend these presentations to hear shareholders' views. There is also a regular dialogue with institutions and analysts throughout the year other than during closed periods. The WW Group's AGM affords individual shareholders the opportunity to question the Chairman and the Board. In addition, the WW Group responds throughout the year to letters from individual shareholders on a wide range of issues. The WW Group also posts the text of its Annual Report, Interim statement and 20-F on its web site, www.waterfordwedgwood.com

Independent auditors' report to the Members of Waterford Wedgwood U.K. plc

We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated balance sheet, the company balance sheet, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Report of the Directors.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2004 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin

17 June 2004

57

Accounting policies

The significant accounting policies adopted by the Group are as follows:

Basis of preparation

The financial statements are prepared under the historical cost convention, modified by the revaluation of certain properties and in accordance with the accounting standards generally accepted in the United Kingdom and UK statute and with the accounting policies set out below.

Turnover

Turnover represents goods invoiced during the year, excluding sales taxes.

Foreign currencies

Transactions in currencies other than Sterling ('foreign currencies') are translated at the rate of exchange ruling at the date of the transaction or, where related forward currency contracts have been arranged, at the contractual rates.

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the balance sheet date or at a contractual rate if applicable and any exchange differences are taken to the profit and loss account.

On consolidation of the Group balance sheet, assets and liabilities denominated in foreign currencies are translated into Sterling at the year-end exchange rates unless matched by related forward contracts. Trading results and cash flows of overseas subsidiaries are translated into Sterling at the average rates of exchange for the year. Exchange differences arising from the restatement of opening balance sheets of overseas subsidiaries at year-end exchange rates and from the translation of the results of those subsidiaries at average exchange rates are dealt with through reserves, net of exchange differences on related currency borrowings and forward currency contracts. Other exchange gains and losses are taken to the profit and loss account.

It is the Group's policy to protect income and expenditure from the impact of exchange rate fluctuations, where appropriate, by means of forward currency contracts entered into to fix the exchange rates applicable to estimated future currency receipts and payments and repayment of long-term currency borrowings. Contracts entered into to hedge future currency receipts and payments are either recognised in the profit and loss account on maturity of the underlying hedged transaction and are classified in a manner consistent with the underlying nature of the hedged transaction, or in the case of gains and losses arising on cancellation due to the termination of the underlying exposure, are taken to the profit and loss account immediately. For hedges of long-term foreign currency borrowings, the forward premium or discount inherent in the forward currency contract is amortised to the profit and loss account over the life of the contract.

Interest rate swaps

The Group uses interest rate swaps to manage interest rate exposures. Receipts and payments on interest rate swaps are recognised, on an accruals basis, as adjustments to interest expense over the life of the swap.

Debt instruments

Finance costs associated with debt instruments, which is the difference between the net proceeds and the total amount payable under the instrument, are charged to the profit and loss account over the life of the instrument at a constant rate of interest on the outstanding balance. The proceeds of debt instruments, net of issue costs, are shown as liabilities on the balance sheet.

Costs incurred in relation to makewhole payments are charged to the profit and loss account in the year in which they are incurred.

Tangible assets and depreciation

Tangible assets are stated at cost or valuation less accumulated depreciation. Following the adoption of FRS 15 'Tangible Fixed Assets', the Group has followed the transitional provisions to retain the book amount of land and buildings, certain of which were last revalued in 1997. Accordingly, the Group no longer adopts a policy of revaluation. Depreciation is calculated to write off the cost, or valuation, of tangible assets other than freehold land over their estimated useful lives. The profit or loss on the disposal of an asset is calculated as the difference between the net sale proceeds and the net book value.

Stocks

Stocks are stated at the lower of cost and net realisable value. In the case of finished goods and work-in-progress manufactured by the Group, cost comprises the cost of labour and materials together with appropriate factory and other overheads. In the case of other stocks, cost is ascertained by reference to purchase price plus duty where appropriate. Net realisable value is the actual or estimated selling price in the normal course of business (net of trade discounts) less all further costs to completion and less all costs to be incurred in marketing, selling and distribution.

Goodwill and intangible assets

Goodwill arising on acquisition of subsidiary undertakings prior to 31 December 1997 is set off against reserves. Goodwill arising on acquisitions after 31 December 1997 is capitalised and amortised over its estimated useful life as are the value of other acquired intangible assets. Goodwill previously set off against reserves will be charged or credited in the profit and loss account on the subsequent disposal of the business to which it relates. Goodwill comprises the excess of the purchase price over the fair value of the net assets acquired.

Financial assets

Financial asset investments are stated at cost less provision for permanent diminution in value.

Consolidation and equity accounting

The Group profit and loss account and Group balance sheet represent a consolidation of the financial statements of the parent company and its subsidiaries and the Group's share of results and net assets of its associated companies. Where subsidiary or associated undertakings have been acquired or disposed of, the financial statements include only the proportion of the results arising since the date of acquisition or up to the effective date of disposal.

A merger reserve arises where the fair value of net assets acquired, excluding goodwill, exceeds the purchase consideration which, for this purpose, includes only the nominal value of share capital issued where benefit is taken of merger relief under Section 131 of the Companies Act, 1985.

Investments in subsidiary undertakings

The Company records investments in overseas subsidiaries, at original cost, in the currency in which they are denominated, translating this amount into Sterling at each successive balance sheet date using the balance sheet exchange rate. Exchange gains and losses arising on translation of these investments are taken directly to revenue reserves, along with the corresponding exchange gain or loss arising on foreign currency denominated liabilities used to hedge anticipated foreign exchange fluctuations in the value of overseas investments.

Deferred tax

Deferred tax is recognised on all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date.

Amounts recognised are not discounted and reflect the tax rates that are expected to apply when each timing difference reverses, based on rates and laws enacted, or substantively enacted at the balance sheet date.

Net deferred tax assets are regarded as recoverable and therefore recognised only when, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover the originating timing difference.

Surpluses on the revaluation or properties, gains on disposals of fixed assets that have been rolled over into replacement assets and future remittances of retained earnings of overseas subsidiaries are not treated as giving rise to timing differences until, respectively, a commitment to dispose of the revalued or replacement asset, or pay a dividend from the subsidiary company, has been made.

Research and development

All expenditure on research and development, including the cost of patents and trademarks, is written off to the profit and loss account in the year in which it is incurred.

59

Pensions

The expected cost of providing pensions to employees is charged to the profit and loss account over the period of employment of pensionable employees. The cost is calculated, with the benefit of advice from independent actuaries, at what is expected to be a reasonably stable proportion of pensionable pay. Any surpluses or deficits in the pension schemes, identified by periodic actuarial valuations, are taken to the profit and loss account over the remainder of the expected service lives of current employees.

Leasing

Where tangible assets are financed by leasing arrangements which give rights approximating to ownership ('finance lease'), they are treated as if they have been purchased outright at the present values of the minimum lease payments; the corresponding obligations are shown in the balance sheets as finance leases. Depreciation on the assets is calculated in order to write off the amounts capitalised over the shorter of the estimated useful lives of the individual assets or the terms of the lease. Interest arising on finance leases is charged to the profit and loss account in proportion to the amounts outstanding under the lease.

Operating lease rentals are charged to the profit and loss account in the year in which they arise.

When the economic benefits of a leasehold property are less than the unavoidable costs, then the lease is defined as onerous and all rentals and other property obligations are provided up to the expiry date of the lease. Provision is made for management's best estimate of the net outgoings through to the termination of the lease, discounted at an appropriate discount rate.

Consolidated profit and loss account

	Notes	Year to 31 March 2004 Pre-exceptional charges £m	Exceptional charges (note 3) £m	Total £m	Year to 31 March 2003 £m
Turnover	2	**430.0**	**–**	**430.0**	456.1
Cost of sales		**(235.4)**	**(18.7)**	**(254.1)**	(273.7)
Gross profit		**194.6**	**(18.7)**	**175.9**	182.4
Distribution costs		**(147.4)**	**(1.3)**	**(148.7)**	(149.7)
Administrative expenses		**(44.4)**	**–**	**(44.4)**	(42.0)
Other operating income/(expense)	4	**9.5**	**–**	**9.5**	(4.8)
		(182.3)	**(1.3)**	**(183.6)**	(196.5)
Operating (loss)/profit	2	**12.3**	**(20.0)**	**(7.7)**	(14.1)
Profit on sale of fixed assets				**3.3**	–
Makewhole payment	5			**(2.6)**	–
Net interest payable	5			**(11.4)**	(9.8)
Loss on ordinary activities before taxation	6			**(18.4)**	(23.9)
Taxation on loss on ordinary activities	7			**(0.5)**	1.1
Loss on ordinary activities after taxation				**(18.9)**	(22.8)
Minority interests				**0.3**	(0.1)
Loss attributable to members of the parent company				**(18.6)**	(22.9)
Dividends	9			**–**	(2.9)
Loss absorbed for the year				**(18.6)**	(25.8)
Loss per income share	11			**(1.98p)**	(2.59p)

Turnover and operating losses arose solely from continuing activities.

Peter John Goulandris Chairman

Paul D'Alton Director

61

Consolidated balance sheet

	Notes	As at 31 March 2004 £m	As at 31 March 2003 £m
Fixed assets			
Intangible assets	12	**13.0**	13.9
Tangible assets	13	**91.6**	95.6
Financial assets	14	**9.3**	9.5
		113.9	119.0
Current assets			
Stocks	15	**164.6**	152.1
Debtors	16	**95.4**	101.0
Cash at bank and in hand		**29.0**	50.2
		289.0	303.3
Creditors (amounts falling due within one year)	17	**(336.9)**	(268.6)
Net current (liabilities)/assets		**(47.9)**	34.7
Total assets less current liabilities		**66.0**	153.7
Creditors (amounts falling due after more than one year)	17	**(83.2)**	(157.0)
Provisions for liabilities and charges	20	**(0.8)**	(0.8)
		(18.0)	(4.1)
Capital and reserves			
Called up share capital	22	**56.4**	54.2
Merger reserve	21	**2.2**	2.2
Revaluation reserve	21	**3.5**	4.9
Capital redemption reserve	21	**8.5**	8.5
Profit and loss account	21	**(91.2)**	(76.8)
Shareholders' funds – equity interests		**(20.6)**	(7.0)
Minority interests – equity interests		**2.6**	2.9
		(18.0)	(4.1)

Approved by the Board of Directors on 17 June 2004.

Peter John Goulandris Chairman

Paul D'Alton Director

Company balance sheet

	Notes	As at 31 March 2004 £m	As at 31 March 2003 £m
Fixed assets			
Financial assets	14	**149.0**	155.8
Current assets			
Debtors	16	**85.5**	86.6
Creditors (amounts falling due within one year)	17	**(95.6)**	(101.7)
Net current liabilities		**(10.1)**	(15.1)
Total assets less current liabilities		**138.9**	140.7
Capital and reserves			
Called up share capital	22	**56.4**	54.2
Capital redemption reserve	21	**8.5**	8.5
Profit and loss account	21	**74.0**	78.0
Shareholders' funds – equity interests		**138.9**	140.7

Approved by the Board of Directors on 17 June 2004.

Peter John Goulandris Chairman

Paul D'Alton Director

63

Statement of total recognised gains and losses

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Loss for the year	**(18.6)**	(22.9)
Exchange translation effect on net overseas investments	**2.8**	(3.9)
Total recognised losses for the year	**(15.8)**	(26.8)

Note of historical cost profits and losses

The difference between the reported losses and those calculated on an unmodified historical cost basis is not material.

Reconciliation of movement in shareholders' funds

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Loss for the year	**(18.6)**	(22.9)
Dividends	**–**	(2.9)
New share capital issued	**2.2**	–
Exchange translation effect on net overseas investments	**2.8**	(3.9)
Net movement in shareholders' funds	**(13.6)**	(29.7)
Opening shareholders' funds	**(7.0)**	22.7
Closing shareholders' funds	**(20.6)**	(7.0)

64

Notes to the financial statements

1 Effect of change in accounting estimates

During the year, the Group reviewed the basis of the valuation of stock resulting in an uplift in values by £3.8 million and the reduction of stock provisions by £1.4 million, thereby benefiting the profit and loss account for the 12 months to 31 March 2004 by £5.2 million.

2 Segment information

(a) Classes of business

	Year to 31 March 2004					Year to 31 March 2003				
	Turnover £m	Operating profit/(loss) before exceptional charges £m	Exceptional charges £m	Operating (loss)/ profit £m	Net (liabilities)/ assets £m	Turnover £m	Operating profit before exceptional charges £m	Exceptional charges £m	Operating (loss)/ profit £m	Net (liabilities)/ assets £m
Ceramics	**254.1**	**(1.1)**	**(20.0)**	**(21.1)**	**9.7**	266.7	1.2	(20.1)	(18.9)	59.8
Crystal and other products	**175.9**	**13.4**	**–**	**13.4**	**13.7**	189.4	5.8	(1.0)	4.8	33.4
Net borrowings	**–**	**–**	**–**	**–**	**(41.4)**	–	–	–	–	(97.3)
	430.0	**12.3**	**(20.0)**	**(7.7)**	**(18.0)**	456.1	7.0	(21.1)	(14.1)	(4.1)
Minority interests	**–**	**–**	**–**	**–**	**(2.6)**	–	–	–	–	(2.9)
	430.0	**12.3**	**(20.0)**	**(7.7)**	**(20.6)**	456.1	7.0	(21.1)	(14.1)	(7.0)

Ceramics includes the manufacture and distribution of the Group's ceramic products. Crystal includes distribution of the WW Group's crystal products in the major markets of the world with the exception of Ireland.

(b) Geographical segment by country of operation

	Year to 31 March 2004						Year to 31 March 2003					
	Turnover by						Turnover by					
	destination £m	country of origin £m	Operating profit/(loss) before exceptional charges £m	Exceptional charges £m	Operating (loss)/ profit £m	Net (liabilities)/ assets £m	destination £m	country of origin £m	Operating profit/(loss) before exceptional charges £m	Exceptional charges £m	Operating (loss)/ profit £m	Net (liabilities)/ assets £m
Europe	**175.4**	**239.0**	**8.7**	**(19.2)**	**(10.5)**	**(10.7)**	185.9	250.3	(0.1)	(19.8)	(19.9)	11.6
North America	**179.5**	**178.7**	**3.4**	**(0.3)**	**3.1**	**18.3**	200.8	197.2	6.5	(1.0)	5.5	63.2
Asia Pacific	**58.8**	**44.6**	**(0.3)**	**(0.4)**	**(0.7)**	**10.6**	55.6	43.0	0.3	–	0.3	14.1
Rest of World	**16.3**	**12.1**	**0.5**	**(0.1)**	**0.4**	**5.2**	13.8	11.4	0.3	(0.3)	–	4.3
	430.0	**474.4**	**12.3**	**(20.0)**	**(7.7)**	**23.4**	456.1	501.9	7.0	(21.1)	(14.1)	93.2
Inter-segment sales	**–**	**(44.4)**	**–**	**–**	**–**	**–**	–	(45.8)	–	–	–	–
Net borrowings	**–**	**–**			**–**	**(41.4)**	–	–	–	–	–	(97.3)
Total	**430.0**	**430.0**	**12.3**	**(20.0)**	**(7.7)**	**(18.0)**	456.1	456.1	7.0	(21.1)	(14.1)	(4.1)
Minority interests	**–**	**–**	**–**	**–**	**–**	**(2.6)**	–	–	–	–	–	(2.9)
	430.0	**430.0**	**12.3**	**(20.0)**	**(7.7)**	**(20.6)**	456.1	456.1	7.0	(21.1)	(14.1)	(7.0)

All inter-segment sales originate from Europe.

3 Exceptional charges

In the results for the 12 months to 31 March 2004, the following exceptional costs have been charged to operating loss:

	Cost of sales £m	Distribution costs £m	Total £m
Restructuring costs	14.4	1.3	15.7
Stock write-downs	2.3	–	2.3
Earthenware outsourcing set-up costs	2.0	–	2.0
	18.7	1.3	20.0

Restructuring costs

In 2003, as a result of the decrease in demand for luxury products due primarily to the continued global economic downturn, the outbreak of the SARS epidemic and the conflict in Iraq, the Directors announced a restructuring programme aimed at further lowering operating costs. In the accounts for the 12 months to 31 March 2003, a charge of £21.1 million was recognised, of which £8.7 million was for fixed asset impairments, £9.7 million for stock write-downs and £2.7 million for integration and rationalisation projects. In the accounts for the 12 months to 31 March 2004, a charge of £15.7 million has been recognised, representing redundancy and related costs associated with the closure of two earthenware manufacturing facilities in the UK, the consolidation of Wedgwood branded earthenware production into the existing manufacturing facility in Barlaston, Stoke-on-Trent, the outsourcing of production of Johnson Brothers branded earthenware to the People's Republic of China and the reorganisation of Wedgwood's European retail and marketing operations.

Stock write-downs

As a result of the initiative to move Johnson Brothers production to the People's Republic of China, the carrying value of certain stock has been reduced to its estimated net realisable value resulting in a charge of £2.3 million in the accounts for the 12 months to 31 March 2004.

Earthenware outsourcing set-up costs

As a result of moving Johnson Brothers production to the People's Republic of China, once-off set up costs amounting to £2.0 million have been incurred and charged to loss in the accounts for the 12 months to 31 March 2004.

4 Other operating income/(expense)	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Other operating income	**0.4**	0.6
Exchange gain/(loss)	**9.1**	(5.4)
	9.5	(4.8)

5 Net interest payable	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Interest payable on borrowings maturing within 5 years	**9.6**	5.5
Interest payable on borrowings maturing after more than 5 years	**–**	5.1
Interest payable to Waterford Wedgwood Group companies	**2.2**	–
	11.8	10.6
Interest receivable from third parties	**(0.3)**	(0.8)
Interest receivable from Waterford Wedgwood Group companies	**(0.1)**	–
Net interest payable	**11.4**	9.8

During the year the Company incurred a makewhole payment of £2.6 million arising from the partial repayment of the 8.75% Secured Senior Notes.

6 Loss on ordinary activities before taxation	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Depreciation – owned assets	**12.4**	15.0
Operating lease rentals – plant and equipment	**1.8**	2.0
Operating lease rentals – others	**12.5**	11.7
Research and development	**3.5**	5.5
Auditors' remuneration (Company: £19,614 (year to 31 March 2003: £17,000))	**0.5**	0.8

Fees paid to PricewaterhouseCoopers by the Company and its UK subsidiaries in respect of non-audit services amounted to £31,000 (31 March 2003: £52,000).

7 Taxation on loss on ordinary activities	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Current taxation (charge)/credit:		
Based on loss on ordinary activities for the year:		
UK corporation taxation at 30% (31 March 2003: 30%)	**(0.3)**	(0.2)
Adjustment in respect of prior periods – UK	**–**	2.0
Double taxation relief	**0.3**	0.2
Overseas taxation payable	**(1.1)**	(1.1)
Adjustment in respect of prior periods – overseas	**–**	0.6
	(1.1)	1.5
Deferred tax credit/(charge):		
On originating and reversing timing differences	**0.6**	(0.4)
	(0.5)	1.1

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, as these are reinvested in the business and thus no tax is expected to be payable on them in the foreseeable future.

The taxation charge in future years will be significantly affected by the incidence of profits in the Group's various operations, in particular; the US, where the current taxation rate is approximately 39%; and the UK and Germany where no significant taxation should be payable due to available brought forward taxation losses.

The overall taxation charge in future years will also be dependent upon any changes in the underlying assumptions made for the recognition of taxation losses.

The following table reconciles the current taxation charge/(credit) on ordinary activities for the year reported in the profit and loss account to the notional current taxation credit that would result from applying the standard rate of UK corporation taxation to the loss on ordinary activities before taxation:

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Notional UK corporation taxation credit at 30% (31 March 2003: 30%)	**5.5**	7.2
Different taxation rates in overseas operations	**0.3**	0.5
Current year losses not utilised	**(6.3)**	(5.5)
Other timing differences	**(0.3)**	(3.2)
Permanent differences	**(0.3)**	(0.1)
Over provision in respect of prior periods	**–**	2.6
	(1.1)	1.5

8 Directors' remuneration and other contracts

The remuneration in relation to Directors who held office for any part of the financial year is as follows:

	Year to 31 March 2004		Year to 31 March 2003	
	Executive Directors £000	**Non-executive Directors £000**	Executive Directors £000	Non-executive Directors £000
Fees	**–**	**11**	–	10
Other remuneration	**926**	**–**	1,009	–
Payment on completion of employment contract	**76**	**–**	50	–
Benefits in kind	**86**	**–**	109	–
Annual bonus	**–**	**–**	232	–
Contributions to defined contribution pension schemes	**22**	**–**	17	–
Contribution to defined benefit pension schemes	**45**	**–**	46	–
Ex-gratia pensions paid to past Directors	**7**	**–**	7	–
	1,162	**11**	1,470	10

Directors' remuneration in currencies other than Sterling is translated at the average rate of exchange prevailing in each of the years.

Peter John Goulandris, who for the purposes of the table above has been regarded as a non-executive Director compatible with his duties in both the years to 31 March 2004 and 2003, waived his fees of £5,000 and £5,000 respectively.

Number of Directors to whom benefits are accruing under each of defined contribution pension schemes and defined benefit pension schemes:

	Year to 31 March 2004 Number	Year to 31 March 2003 Number
Defined contribution pension schemes	**2**	2
Defined benefit pension schemes	**3**	4

The highest paid Director received total emoluments of £392,000 (31 March 2003: £587,000) and had a contribution of £12,000 (31 March 2003: £11,000) under a defined contribution pension scheme arrangement. CJ McGillivary will become entitled to a defined benefit pension in lieu of his entitlements under his defined contribution pension arrangement should he not leave the Group, for reasons other than death, disability or change of control of the Group, prior to 1 January 2005. The defined benefit pension plan will provide for a pension benefit equal to 50% of the average of his base salary over the three years prior to his retirement, subject to a maximum amount of US$390,000 per annum. In the year to 31 March 2004 a contribution of £269,000 (31 March 2003: £194,000) was provided for in relation to this entitlement.

The information with regard to Directors' share options is set out on page 3 in the Report of the Directors.

9 Dividends

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Paid:		
Interim dividend	**–**	1.1
Final dividend	**–**	1.8
	–	2.9

68

10 Particulars of staff

	Year to 31 March 2004 Number	Year to 31 March 2003 Number
Average number of persons employed:		
Production	**2,860**	3,207
Marketing, selling and distribution	**3,012**	3,017
Administration	**469**	506
	6,341	6,730

	£m	£m
Payroll costs of those employees:		
Wages and salaries	**116.9**	115.5
Social security costs	**16.4**	17.3
Pension costs	**8.4**	7.9
	141.7	140.7

11 *Loss per income share*

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Loss for the year	**(18.6)**	(22.9)
Loss per share (pence)	**(1.98p)**	(2.59p)

The calculation of loss per income share is based on 937.3 million income shares being the weighted average number of income shares in issue during the year to 31 March 2004 (31 March 2003: 883 million).

12 Intangible assets

	Goodwill £m	Acquired brand £m	Total £m
Group			
Cost			
At 31 March 2003	15.9	1.8	17.7
Translation adjustment	–	(0.1)	(0.1)
At 31 March 2004	15.9	1.7	17.6
Accumulated amortisation			
At 31 March 2003	3.6	0.2	3.8
Charge for the year	0.7	0.1	0.8
At 31 March 2004	4.3	0.3	4.6
Net book amounts			
At 31 March 2004	11.6	1.4	13.0
At 31 March 2003	12.3	1.6	13.9

Goodwill of £55.1 million arising on acquisition of subsidiary undertakings prior to 31 December 1997 is set off against reserves.

Goodwill and the acquired brand are amortised over their expected useful lives of 20 years.

69

13 Tangible assets

	Land and buildings Freehold £m	Land and buildings Short leasehold £m	Plant and equipment £m	Total £m
Group				
At 31 March 2003				
– cost	38.0	6.6	201.7	246.3
– valuation	22.6	–	–	22.6
	60.6	6.6	201.7	268.9
Additions	2.2	0.3	10.4	12.9
Reclassified	–	0.2	(0.2)	–
Disposals	(4.3)	–	(29.6)	(33.9)
Translation adjustment	(0.9)	(0.8)	(5.3)	(7.0)
At 31 March 2004	57.6	6.3	177.0	240.9
– cost	39.4	6.3	177.0	222.7
– valuation	18.2	–	–	18.2
	57.6	6.3	177.0	240.9
Accumulated depreciation				
At 31 March 2003	31.2	4.9	137.2	173.3
Charge for the year	1.0	0.4	11.0	12.4
Reclassified	–	0.1	(0.1)	–
Disposals	(2.3)	–	(28.7)	(31.0)
Translation adjustment	(0.6)	(0.6)	(4.2)	(5.4)
At 31 March 2004	29.3	4.8	115.2	149.3
Net book amounts				
At 31 March 2004	28.3	1.5	61.8	91.6
At 31 March 2003	29.4	1.7	64.5	95.6

Type of asset	Basis of depreciation	Useful lives
Freehold buildings	Straight line	25 to 50 years
Short leasehold buildings	Straight line	Period of the lease
Plant and equipment	Straight line	4 to 30 years

No depreciation is charged on freehold land with a book value of £3.9 million (31 March 2003: £6.1 million).

The net book value of plant and equipment includes £0.3 million (31 March 2003: £0.3 million) in respect of assets held under finance leases.

The Group has adopted FRS 15 'Tangible Fixed Assets' and has followed the transitional provisions to retain the book amount of land and buildings, certain of which were last revalued in 1997. Accordingly, the Group no longer adopts a policy of revaluation.

The properties were valued as follows in 1997:

Principal manufacturing plant at Barlaston, Stoke-on-Trent, Staffordshire, England: depreciated replacement cost; other properties: open market value for the existing use for properties not surplus to requirements and open market value for other properties.

13 Tangible assets (continued)

Land and buildings included at cost or valuation would have been stated on the historical cost basis at:

	As at 31 March 2004 £m	As at 31 March 2003 £m
Cost	**65.5**	66.0
Accumulated depreciation	**(37.7)**	(38.4)
	27.8	27.6

14 Financial assets

	Listed investments £m	Other loans and investments £m	Total £m
Group			
At 31 March 2003	6.1	3.4	9.5
Disposals	–	(0.2)	(0.2)
At 31 March 2004	6.1	3.2	9.3

The Group's principal subsidiaries are listed in note 29.

The market value of the listed investments on the London Stock Exchange at 31 March 2004 was £5.8 million.

The Group's 21.16% interest in Royal Doulton plc has not been treated as an associate undertaking as the Group does not participate in the commercial or financial policy decisions of Royal Doulton plc, nor does it have any Board representation. Accordingly, the investment in Royal Doulton plc is included within the Group balance sheet at cost less provisions for permanent diminution in value.

	£m
Company	
Investment in subsidiary companies at cost	
At 31 March 2003	155.8
Exchange	(6.8)
At 31 March 2004	149.0

15 Stocks

	As at 31 March 2004 £m	As at 31 March 2003 £m
Group		
Raw materials and consumables	**11.5**	11.6
Work-in-progress	**19.7**	23.4
Finished goods and goods for resale	**133.4**	117.1
	164.6	152.1

The estimated replacement cost of stocks is not materially different from the above amounts.

71

16 Debtors	Group As at 31 March 2004 £m	Group As at 31 March 2003 £m	Company As at 31 March 2004 £m	Company As at 31 March 2003 £m
Amounts falling due within one year:				
Trade debtors	**43.3**	48.7	–	–
Deferred tax asset (note 20)	–	0.7	–	–
Amounts owed by Waterford Wedgwood Group companies	**12.7**	13.2	–	–
Amounts owed by subsidiary companies	–	–	**85.5**	85.8
Other debtors	**7.7**	4.9	–	0.8
Prepayments and accrued income	**6.9**	10.8	–	–
	70.6	78.3	**85.5**	86.6
Amounts falling due after more than one year:				
Deferred tax asset (note 20)	**7.9**	7.5	–	–
Pension prepayment	**14.5**	14.5	–	–
Prepayments and accrued income	**2.4**	0.7	–	–
	95.4	101.0	**85.5**	86.6

17 Creditors	Group As at 31 March 2004 £m	Group As at 31 March 2003 £m	Company As at 31 March 2004 £m	Company As at 31 March 2003 £m
Amounts falling due within one year:				
Current instalments due on loans	**1.2**	3.2	–	–
Bank loans and overdrafts	**6.7**	7.1	–	–
Trade creditors	**29.2**	34.0	–	–
Other creditors	**12.1**	8.8	**1.6**	–
Restructuring and rationalisation	**1.8**	2.7	–	–
Accruals and deferred income	**13.7**	21.9	–	–
Amounts owed to Waterford Wedgwood Group companies	**258.1**	179.0	–	–
Amounts owed to subsidiary companies	–	–	**94.0**	99.9
Taxation and social security	**14.1**	10.1	–	–
Proposed dividend	–	1.8	–	1.8
	336.9	268.6	**95.6**	101.7
Amounts falling due after more than one year:				
Long term debt (note 18)	**62.5**	137.2	–	–
Pension accruals	**18.9**	18.3	–	–
Other creditors and accruals	**1.8**	1.5	–	–
	83.2	157.0	–	–

Analysis of movement of restructuring and rationalisation:	Group £m
Balance at 31 March 2003	2.7
Utilised during the year	(16.6)
Charged to profit and loss account	15.7
Balance at 31 March 2004	1.8

172

18 Net borrowings	Group As at 31 March 2004 £m	Group As at 31 March 2003 £m	Company As at 31 March 2004 £m	Company As at 31 March 2003 £m
Cash and deposits	**29.0**	50.2	**–**	–
Bank loans and overdrafts	**(7.9)**	(10.3)	**–**	–
Long term debt	**(62.5)**	(137.2)	**–**	–
	(41.4)	(97.3)	**–**	–

19 Derivatives and other financial instruments – objectives, policies and strategies

Treasury management and financial instruments

The Group's treasury operations are managed by the Waterford Wedgwood Group Treasury function within parameters formally defined and regularly reviewed by the Treasury Risk Management Committee of the WW Group Board supplemented by procedures and bank mandates. The Waterford Wedgwood Group Treasury function operates as a centralised service managing interest rate, foreign currency and financing risk and its activities are routinely reported to members of the Waterford Wedgwood Board.

Consistent with Group policy, Waterford Wedgwood Group Treasury does not engage in speculative activity. Financial instruments, including derivatives, are used to raise finance and to manage interest rate and foreign currency risk arising from the Group's operations. The Directors set out their views on the key financial risks below.

Foreign currency risk management

The majority of the Group's business operations and its assets and liabilities are transacted and held in four principal currencies; Euro, Sterling, US Dollar and Yen.

It is the Group's policy to protect income and expenditure, where appropriate, by means of forward currency contracts. Business trading flows are netted by currency and, where considered appropriate, hedged up to three years ahead. The Group elected during the year to cancel a portion of its outstanding future years forward cover, resulting in a gain during fiscal 2004, as part of its management of the yield on its hedging activities in respect of overseas trading cash flows. Subsequent to this, and taking into account the Group's view on the four principal currencies, hedging in place at 31 March 2004 for the coming 12 months is 47.2% of the Group's ¥/Stg£ exposure, which includes structures whereby there is a guaranteed downside rate and potential to gain from favourable currency movements.

The Group's policy is to use foreign currency borrowings and forward foreign currency contracts to hedge part of the impact on the Group's balance sheet of exchange rate movements on foreign currency denominated assets and liabilities (see note 26).

Financing risk management

The Group's policy is to finance its operations by a combination of cash flow generated from operations, short term bank borrowings, long-term debt, equity funding and leasing and to achieve a balance between certainty of funding and a flexible, cost effective borrowing structure. The Group ensures continuity of funding by maintaining a broad portfolio of debt, diversified by source and maturity, and by maintaining facilities sufficient to cover peak anticipated borrowing requirements, with a minimum of 20% having a maturity in excess of five years at any point in time and the remainder having a maturity of no less than six months. At 31 March 2004, nil% (31 March 2003: 40.9%) of total financial liabilities had a maturity of greater than five years. A breakdown of the maturity profile of the Group's net borrowings is shown later in this note.

19 Derivatives and other financial instruments – objectives, policies and strategies (continued)

Interest rate risk management

The interest rate exposure of the Group arising from its borrowings and deposits is managed by the use of fixed rate debt, interest rate swaps and interest rate collars. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling some benefits to be enjoyed if interest rates fall. Thus the Group's interest rate risk management policy is to fix between 20% and 60% of the interest cost on outstanding debt. At 31 March 2004, 51.6% (31 March 2003: 44.4%) of debt was fixed at an average rate of 8.52% (31 March 2003: 7.68%) for a weighted average maturity of 4.5 years (31 March 2003: 5.5 years).

The average rate of interest paid by the Waterford Wedgwood Group during the year to 31 March 2004 was 5.60% (year to 31 March 2003: 5.06%). A 1% rise in market rates would increase losses before taxation of the Group by £0.3 million for the year to 31 March 2004 (31 March 2003: £1.4 million).

For the purposes of the following disclosures and those set out in note 26, short term debtors and creditors that meet the definition of a financial asset or liability under FRS 13 have been excluded as permitted, except for the analysis of net currency exposures.

Interest rate and currency of financial liabilities

The currency and interest rate exposure of the financial liabilities of the Group was:

				Fixed rate financial liabilities	
Currency	**Total £m**	**Fixed rate financial liabilities £m**	**Floating rate financial liabilities £m**	**Weighted average Interest rate %**	**Weighted average time for which rate is fixed Years**
At 31 March 2004					
Euro	25.5	3.4	22.1	6.20	2.9
Sterling	5.6	–	5.6	–	–
US$	36.7	32.9	3.8	8.75	4.6
Yen	2.6	–	2.6	–	–
	70.4	**36.3**	**34.1**	**8.52**	**4.5**
At 31 March 2003					
Euro	27.0	4.7	22.3	6.14	3.8
Sterling	10.0	–	10.0	–	–
US$	105.7	60.8	44.9	7.80	5.6
Yen	4.8	–	4.8	–	–
	147.5	**65.5**	**82.0**	**7.68**	**5.5**

Interest rates on floating rate borrowings are based on national LIBOR equivalents in the relevant currencies.

Maturity profit of the Group's financial liabilities

The following table analyses the Group's financial liabilities which are repayable as follows:

	Total financial liabilities		Net debt	
	As at 31 March 2004 £m	As at 31 March 2003 £m	**As at 31 March 2004 £m**	As at 31 March 2003 £m
Within one year	**(7.9)**	(10.3)	**21.1**	39.9
Between one and two years	**(1.2)**	(71.6)	**(1.2)**	(71.6)
Between two and five years	**(61.3)**	(5.3)	**(61.3)**	(5.3)
After five years	**–**	(60.3)	**–**	(60.3)
	(70.4)	(147.5)	**(41.4)**	(97.3)

Net debt comprises gross borrowings and finance lease obligations less cash at bank and in hand.

74

There are no loans repayable by instalments, where any instalment is due after five years.

Split of borrowings between	As at 31 March 2004 £m	As at 31 March 2003 £m
Secured	**70.4**	4.7
Unsecured	**–**	142.8
	70.4	147.5

The revolving credit facility, Rosenthal facilities and the 8.75% Secured Senior Notes representing £61.4 million of secured debt (31 March 2003: £nil million) are secured by fixed and floating charges over the assets of Companies representing 90% of the total assets of the Group.

Maturity analysis of undrawn committed borrowing facilities

	As at 31 March 2004 £m	As at 31 March 2003 £m
Within one year	**–**	–
Between one and two years	**–**	0.9
After two years	**0.9**	–
	0.9	0.9

Fair values of financial instruments

Set out below is a year end comparison of book and fair values of the financial instruments by category. Where available, market rates have been used to determine current values. Where market rates are not available, current values have been calculated by discounting cash flows at prevailing interest and exchange rates.

Fair values of financial assets and financial liabilities are as follows:

Non-derivatives	As at 31 March 2004 Book value £m	As at 31 March 2004 Fair value £m	As at 31 March 2003 Book value £m	As at 31 March 2003 Fair value £m
Assets				
Cash	**29.0**	**29.0**	50.2	50.2
Equity investments	**6.1**	**5.8**	6.1	2.3
Liabilities				
Short term debt	**(7.9)**	**(7.9)**	(10.3)	(10.3)
Long term debt	**(62.5)**	**(64.4)**	(137.2)	(140.9)

The difference between book value and fair value of long term debt is primarily due to current interest rates being lower than those prevailing when the borrowings were made.

Derivative financial instruments held to manage currency profile	As at 31 March 2004 Book value £m	As at 31 March 2004 Fair value £m	As at 31 March 2003 Book value £m	As at 31 March 2003 Fair value £m
Transaction risk				
Applied contracts (a)	**–**	**–**	0.2	–
Foreign exchange structures (b)	**–**	**(0.2)**	–	(0.9)
US private placement (c)	**(2.0)**	**1.0**	0.2	0.1

(a) Applied contracts matched against foreign currency receivables at the year end.

(b) Foreign exchange structures to be matched against anticipated future cash flows.

(c) A US dollar to Sterling fixed forward contract matched against US dollar borrowings drawn down under a US private placement.

75

20 Provision for liabilities and charges

Group	As at 31 March 2004 £m	As at 31 March 2003 £m
Provision for onerous lease	**0.8**	0.8

Deferred tax

The amount of deferred tax assets/(liabilities), none of which are discounted, recognised in respect of each type of timing difference is as follows:

	As at 31 March 2004 £m	As at 31 March 2003 £m
Accelerated capital allowances	**(3.2)**	(5.6)
Other accelerated deductions	**(11.0)**	(11.4)
Taxation losses	**13.8**	13.9
Other deferred deductions	**8.3**	11.3
	7.9	8.2

These amounts are disclosed in the balance sheet as follows:

	As at 31 March 2004 £m	As at 31 March 2003 £m
Debtors:		
Amounts falling due in less than one year	**–**	0.7
Amounts falling due after more than one year	**7.9**	7.5
	7.9	8.2

Deferred tax assets have been recognised in excess of future taxable profits arising from the reversal of deferred tax liabilities, to the extent it is considered more likely than not that suitable profits will be generated in the future.

The movement between the net opening and closing balance of deferred tax is as follows:

	As at 31 March 2004 £m	As at 31 March 2003 £m
Opening deferred tax asset	**8.2**	8.7
Credit /(charge) to profit and loss account	**0.6**	(0.4)
Exchange	**(0.9)**	(0.1)
Closing deferred tax asset	**7.9**	8.2

Potential deferred tax assets of £35.0 million (31 March 2003: £26.5 million) arising principally from trading losses and restructuring charges have not been recognised. The Directors believe sufficient taxable profits to utilise the losses will arise in the future, but that there is currently insufficient evidence to support the recognition of a deferred tax asset. The majority of these losses and charges may be carried forward indefinitely under current law, but these losses and charges can only be offset against taxable profits generated in the same entities and tax jurisdictions in which they were incurred.

21 Reserves

	Merger reserve £m	Revaluation reserve £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
Group					
At 31 March 2003	2.2	4.9	8.5	(76.8)	(61.2)
Realised on sale of property	–	(1.4)	–	1.4	–
Loss for the year	–	–	–	(18.6)	(18.6)
Translation of overseas subsidiaries	–	–	–	2.8	2.8
At 31 March 2004	**2.2**	**3.5**	**8.5**	**(91.2)**	**77.0**

The revaluation reserve arises from the revaluation of land and buildings.

	Capital redemption reserve £m	Profit and loss account £m	Total £m
Company			
At 31 March 2003	8.5	78.0	86.5
Profit for the year	–	2.8	2.8
Translation of net investment in overseas subsidiaries	–	(6.8)	(6.8)
At 31 March 2004	**8.5**	**74.0**	**82.5**

As permitted by provisions of the Companies Act, 1985, the profit and loss account of the Company is not presented in these financial statements. The amount of the loss for the year dealt with in the accounts of the Company is a profit of £3.0 million (year to 31 March 2003: £0.2 million).

22 Share capital

	As at 31 March 2004 £m	As at 31 March 2003 £m
Authorised:		
220 million (31 March 2003: 220 million) ordinary shares of 25p each	**55.0**	55.0
1.2 billion (31 March 2003: 1 billion) income shares of 1p each	**12.0**	10.0
	67.0	65.0

	Ordinary share of 25p each £m	Income shares of 1p each £m	Total £m
Issued, allotted and fully paid:			
At 31 March 2003 – ordinary shares – 181,601,769	45.4	8.8	54.2
– income shares – 882,995,866			
At 31 March 2004 – ordinary shares – 181,601,769	**45.4**	**11.0**	**56.4**
– income shares – 1,096,635,985			

23 *Obligations under leases*

Commitments under operating leases, payable in the year to 31 March 2005 expire as follows:

Group	Property £m	Plant and equipment £m	Total £m
Amounts payable on leases expiring:			
Within one year	**0.9**	**0.5**	**1.4**
Two to five years	**4.8**	**1.1**	**5.9**
After five years	**5.4**	**0.1**	**5.5**
	11.1	**1.7**	**12.8**

24 Capital commitments

	Group		Company	
	As at 31 March 2004 £m	As at 31 March 2003 £m	**As at 31 March 2004 £m**	As at 31 March 2003 £m
Contracted for but not provided	**1.4**	4.0	**–**	–

25 Pensions

A significant proportion of the Group's employees participate in funded defined benefit pension plans, which provide benefits based on final pensionable pay. The assets of all such plans are invested separately from those of the Group in trustee administered funds. The contributions to the plans by the companies are charged to the profit and loss account so as to spread the cost of pensions as incurred over employees' working lives with the Group. Contributions are determined by independent qualified actuaries on the basis of periodic valuations using the projected unit method. The most recently completed actuarial valuation of the Wedgwood Group Pension Plan was as at 31 December 2002

The market value of the assets in the Wedgwood Group Pension Plan at 31 December 2002 was £147.8 million. The market value of the assets was sufficient to cover 85% of the value of benefits that had accrued to members after allowing for expected future pay increases. The principal assumptions in this valuation were that the investment return would exceed general salary inflation by 2.1% per annum and limited price indexation of pensions by 3.1% per annum.
For the purpose of calculating pension cost under SSAP 24, it was assumed that the investment return would exceed general salary inflation by 2.6% per annum and limited price indexation of pensions by 3.6% per annum. At 31 March 2004, £14.5 million (31 March 2003: £14.5 million) was included in debtors in respect of prepaid contributions. Company contributions to the plan are at the actuary's recommended rate.

The deficit in the plan is being amortised over the average future service lives of current employees.

Rosenthal AG operates defined benefit pension arrangements for certain current and past employees. In common with most German schemes, these arrangements are unfunded, that is, benefit payments are met by the company as they fall due. A provision of £18.7 million is included in creditors at 31 March 2004 (31 March 2003: £18.1 million) being the excess of the accumulated pension liability over the amounts funded. This provision has been calculated, using the projected unit method, in accordance with the advice of an independent professionally qualified actuary as at 31 March 2004.

Pension cost charged to the profit and loss account in respect of defined benefit pension schemes are:

	Year ended 31 March 2004 £m	Year ended 31 March 2003 £m
Regular cost	**4.7**	5.9
Variation from regular cost	**2.6**	0.9
Interest	**(0.9)**	(0.9)
Pension cost	**6.4**	5.9

For certain Group employees outside the United Kingdom and Germany, the pension entitlements are secured by defined contribution schemes, the cost of which amounted to £2.0 million (31 March 2003: £2.0 million).

25 Pensions (continued)

Transitional arrangements of FRS 17

The Group operates a number of pension schemes throughout the world. The major schemes, which cover approximately one half of scheme members, are of the defined benefit type. The additional disclosures required by FRS 17 are based on the most recent actuarial valuations disclosed earlier in this note and were updated by the scheme actuaries to 31 March 2004. The principal assumptions used by the scheme actuaries in relation to the major pension schemes operated by the Group are:

	Wedgwood Group Pension Plan			Rosenthal Pension Plan*		
	12 months to 31 March 2004	12 months to 31 March 2003	3 months to 31 March 2002	**12 months to 31 March 2004**	12 months to 31 March 2003	3 months to 31 March 2002
Rate of increase in pensionable salaries	**4.4%**	4.0%	4.3%	**2.5%**	2.8%	3.0%
Rate of increase in pension payments	**2.9%**	2.5%	2.8%	**1.5%**	1.8%	1.5%
Discount rate	**5.6%**	5.5%	6.2%	**5.3%**	5.5%	6.4%
Inflation rate	**2.9%**	2.5%	2.8%	**1.5%**	1.8%	1.5%

*In common with the majority of companies in Continental Europe, the Rosenthal Pension Plan is a book reserve scheme whereby the provision for the present value of scheme liabilities is reflected in the balance sheet of the Company. Based on the above actuarial assumptions, the actuarially assessed present value of scheme liabilities amounts to £20.2 million, of which £18.7 million is already reflected in the Waterford Wedgwood U.K. plc consolidated balance sheet at 31 March 2004.

The assets and liabilities in the schemes and the expected rates of return were:

	As at 31 March 2004 Wedgwood Group Pension Plan		As at 31 March 2003 Wedgwood Group Pension Plan		As at 31 March 2002 Wedgwood Group Pension Plan	
	Long term rate of return	**Value £m**	Long term rate of return	Value £m	Long term rate of return	Value £m
Equities	**7.3%**	**105.5**	7.1%	81.0	8.0%	125.1
Gilts	**4.3%**	**30.6**	4.1%	22.8	5.0%	12.6
Bonds	**5.2%**	**24.9**	5.1%	31.1	5.9%	32.1
Property	**6.3%**	**4.4**	6.1%	4.1	7.0%	4.7
Cash	**3.6%**	**1.3**	3.4%	3.2	3.7%	2.6
Total market value of scheme assets		**166.7**		142.2		177.1
Present value of scheme liabilities		**(193.5)**		(181.4)		(184.9)
Deficit in the scheme		**(26.8)**		(39.2)		(7.8)
Deferred tax asset*		**8.0**		11.7		2.3
Net pension liability		**(18.8)**		(27.5)		(5.5)

*The Directors believe sufficient taxable profits to utilise the deferred tax asset arising on the pension deficits will arise in the future, but upon full adoption of FRS17 there may be insufficient evidence to support the recognition of a deferred tax asset in the financial statements at that time.

79

25 Pensions (continued)

If FRS 17 had been adopted in the financial statements, the Group's net (liabilities)/assets and profit and loss account would be as follows:

	As at 31 March 2004 £m	As at 31 March 2003 £m	As at 31 March 2002 £m
Net (liabilities)/assets excluding pension liability	(18.0)	(4.1)	25.4
Prepayment in balance sheet (note 16)	(14.5)	(14.5)	(14.5)
Additional pension liability – Rosenthal	(1.5)	(3.2)	(0.2)
Pension liability – Wedgwood	(18.8)	(27.5)	(5.5)
Net (liabilities)/assets including pension liability	(52.8)	(49.3)	5.2
Profit and loss account excluding pension liability	(91.2)	(76.8)	(47.4)
Prepayment in balance sheet (note 16)	(14.5)	(14.5)	(14.5)
Additional pension liability – Rosenthal	(1.5)	(3.2)	(0.2)
Pension liability – Wedgwood	(18.8)	(27.5)	(5.5)
Profit and loss account including pension liability	(126.0)	(122.0)	(67.6)

If FRS 17 had been adopted in the financial statements, the following amounts would have been recognised in the performance statements for the year to 31 March 2004:

Profit and loss account	**12 months to 31 March 2004 £m**	Wedgwood Group Pension Plan 12 months to 31 March 2003 £m
Amounts charged to operating loss:		
Current service cost	**2.9**	3.2
Past service cost	**0.3**	0.6
Total operating charge	**3.2**	3.8
Amounts charged/(credited) to other finance charges:		
Expected return on pension scheme assets	**(8.6)**	(12.9)
Interest on pension scheme liabilities	**9.9**	11.3
Net return	**1.3**	(1.6)
Total charged to profit and loss account	**4.5**	2.2
Amounts recognised in Statement of Total Recognised Gains and Losses (STRGL)		
Actual return less expected return on pension scheme assets (£m)	**18.8**	(46.2)
Percentage of scheme assets (%)	**11.3%**	(32.5%)
Experience gains arising on the scheme liabilities (£m)	**–**	7.1
Percentage of the present value of scheme liabilities (%)	**–**	3.9%
(Loss)/gain due to changes in actuarial assumptions (£m)	**(5.8)**	6.1
Percentage of the present value of scheme liabilities (%)	**(3.0%)**	3.4%
Actuarial gain/(loss) recognised in the STRGL (£m)	**13.0**	(33.0)
Percentage of the present value of scheme liabilities (%)	**6.7%**	(18.2%)

25 Pensions (continued)	12 months to 31 March 2004 £m	Wedgwood Group Pension Plan 12 months to 31 March 2003 £m
Movement in pension deficit during the year		
Deficit at the beginning of the year	**(39.2)**	(7.8)
Current service cost	**(2.9)**	(3.2)
Past service cost	**(0.3)**	(0.6)
Net finance cost	**(1.3)**	1.6
Employer pension contributions	**3.9**	3.8
Actuarial gain/(loss) recognised in the STRGL	**13.0**	(33.0)
Deficit at the end of the year	**(26.8)**	(39.2)

History of experience gains and losses		
Actual return less expected return on pension scheme assets (£m)	**18.8**	(46.2)
Percentage of scheme assets (%)	**11.3%**	(32.5%)
Experience gains arising on the scheme liabilities (£m)	**–**	7.1
Percentage of the present value of scheme liabilities (%)	**–**	3.9%
Total amount recognised in the STRGL (£m)	**13.0**	(33.0)
Percentage of the present value of scheme liabilities (%)	**6.7%**	(18.2%)

26 Foreign currency

The Group uses forward currency contracts in the normal course of business to hedge exchange risk on anticipated foreign currency transactions. The Group had the following forward sales commitments:

	As at 31 March 2004	As at 31 March 2003
Japanese yen	**–**	¥2,500m

During the year, arising from the Group's hedging activities, the effective exchange rate on its major overseas trading cash flows was as follows:

	Year to 31 March 2004	Year to 31 March 2003
¥/Stg£	**185.21**	151.67

The Group has a 10 year US$/Stg£ fixed forward contract, totalling US$22.6 million, as part of the US private placement arrangements.

Currency exposure of the Group's net monetary assets/(liabilities)

The table below shows the Group's currency exposures, being those that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the operating unit involved. These exposures were as follows:

Net foreign currency monetary assets/(liabilities)	Euro £m	US$ £m	Other £m	Total £m
At 31 March 2004				
Functional currency of Group operation				
Euro	–	(0.6)	0.6	–
Stg£	4.9	7.6	17.6	30.1
Other	–	–	0.6	0.6
	4.9	**7.0**	**18.8**	**30.7**

26 Foreign currency (continued)

	Euro £m	Stg£ £m	US$ £m	Other £m	Total £m
At 31 March 2003					
Functional currency of Group operation					
Euro	–	0.6	1.4	2.1	4.1
Stg£	9.1	–	5.1	1.8	16.0
Other	(0.2)	(0.1)	–	1.2	0.9
	8.9	**0.5**	**6.5**	**5.1**	**21.0**

Hedging exposures of the Group

The Group's policy is to hedge, where appropriate, the following exposures: interest rate risk using interest rate swaps and collars; currency exposures using forward and spot foreign currency contracts. The only hedging instruments on which unrecognised gains or losses arose during the year to 31 March 2004 and year to 31 March 2003 were forward contracts to hedge foreign currency exposures.

Unrecognised gains on instruments used for hedging and the movements therein, were as follows:

	Gains £m	Losses £m	**As at 31 March 2004 Total net gains/ (losses) £m**
Unrecognised gains on hedges at 1.4.03	0.1	–	**0.1**
Gains arising in previous years recognised prior to 31.3.04	(0.1)	–	**(0.1)**
Gains arising before 1.4.03 that were not recognised prior to 31.3.04	–	–	**–**
Gains/(losses) arising in the year to 31.3.04 that were not recognised prior to 31.3.04	0.3	(0.6)	**(0.3)**
Unrecognised gains/(losses) on hedges at 31.3.04	0.3	(0.6)	**(0.3)**
Gains/(losses) expected to be recognised between 1.4.04 and 31.3.05	0.3	(0.1)	**0.2**
Losses expected to be recognised after 1.4.05	–	(0.5)	**(0.5)**

27 Contingent assets and liabilities

The Company has entered into guarantees with a syndicate of banks in respect of Group borrowings under a financing agreement.

Group

Guarantees – Certain of the Group's subsidiaries have given guarantees in respect of items leased in the normal course of business.

Sale of property – Under an agreement for the sale of property in Stoke-on-Trent, United Kingdom, the Group may become entitled to an additional contingent consideration of up to £1.0 million.

Litigation – The Group, from time to time, is party to various legal proceedings. It is the opinion of the Directors that losses, if any, arising in connection with these matters will have no material adverse impact on the financial position of the Group.

28 Cash flow statement

As permitted by paragraph 5(a) of FRS 1 (Revised 1996), no cash flow statement is included within these financial statements as the Group is a wholly owned subsidiary of Waterford Wedgwood plc which publishes consolidated financial statements including a consolidated cash flow statement.

29 Principal subsidiary companies

Listed below are the principal subsidiary companies that comprise the Waterford Wedgwood U.K. plc Group:

Name	Registered office and country of incorporation	Issued capital	Nature of business
Manufacturing			
Josiah Wedgwood & Sons Ltd	Barlaston, Stoke-on-Trent, England	60,000 Stg.£1 Ord. shares	Ceramic tableware/giftware manufacturer
Rosenthal AG	Selb, Germany	960,000 shares of no par value	Ceramic tableware/giftware manufacturer
Distribution			
Waterford Wedgwood Australia Ltd	Barlaston, Stoke-on-Trent, England	485,240 Stg.£1 Ord. shares	Distributor
Waterford Wedgwood Canada Inc.	Toronto, Canada	110 Class A shares	Distributor
		363 Class B shares	
Waterford Wedgwood USA Inc.	New York, USA	20 US$1 Common shares	Distributor
Waterford Wedgwood Japan Ltd	Tokyo, Japan	4,000 ¥50,000 shares	Distributor
Waterford Wedgwood Retail Ltd	Barlaston, Stoke-on-Trent, England	100 Stg.£1 Ord. shares	Retailer
Josiah Wedgwood & Sons (Exports) Ltd	Barlaston, Stoke-on-Trent, England	499 Stg.£1 Ord. shares	Exporter
Waterford Wedgwood Trading Singapore Pte. Ltd*	Singapore	248 S$50,000 shares	Distributor
Wedgwood GmbH	Selb, Germany	1 €25,565 share	Distributor
Josiah Wedgwood (Malaysia) Sdn Bhd	Kuala Lumpur, Malaysia	2 Rml Ord. shares	Retailer
Waterford Wedgwood (Taiwan) Ltd	Taipei, Taiwan	13,600,000 NT$10 Ord. shares	Distributor
Finance			
Statum Limited	Barlaston, Stoke-on-Trent, England	50,000 Stg.£1 Ord. shares	Finance
Other			
Wedgwood Ltd*	Barlaston, Stoke-on-Trent, England	46,195,052 Stg.25p Ord. shares	Subsidiary holding company
Waterford Wedgwood Inc*	Delaware, USA	430 shares of no par value	Subsidiary holding company
Waterford Wedgwood GmbH	Selb, Germany	1 €5,603,000 share	Subsidiary holding company

With the exception of Waterford Wedgwood Canada Inc. which is 77% owned and Rosenthal AG where the Group owns 89.8%, all subsidiary companies are 100% owned. Immediate subsidiaries of Waterford Wedgwood U.K. plc are marked*. All companies operate primarily in their country of incorporation with the exception of Waterford Wedgwood Australia Limited which operates in Australia.

30 Ultimate holding company

The Directors consider Waterford Wedgwood plc, a company incorporated in the Republic of Ireland, to be the ultimate holding company. Waterford Wedgwood plc is the parent company of the smallest and largest group, of which the Company is a member, which prepares consolidated financial statements. Copies of the accounts of Waterford Wedgwood plc can be obtained from The Secretary, Waterford Wedgwood U.K. plc, Barlaston, Stoke-on-Trent, Staffordshire ST12 9ES England. As permitted by FRS 8, 'Related Party Disclosures', transactions with other entities within the Waterford Wedgwood Group have not been separately disclosed.

31 Subsequent events

On 2 June 2004, the Waterford Wedgwood Group announced that it had entered into a contract to dispose of All-Clad, its US-based cookware subsidiary, for $250 million (£136 million), all cash, to Groupe SEB, the French-based cookware and domestic appliances business. The transaction is expected to close within 60 days, subject to approval by Waterford Wedgwood shareholders and by the Federal Trade Commission. The cash proceeds will be used to reduce indebtedness. Subsequent to the year end the existing credit facilities of the Waterford Wedgwood Group have been supplemented by the procurement of an additional €40 million in subordinated loans.

83

84

85

86

87

REPORT OF THE DIRECTORS

BOARD OF DIRECTORS

The Directors of the Company are:

Peter John Goulandris *(Chairman)*
*Andrew Elsby-Smith
*Timothy W Harper *(resigned 1 September 2003)*
*P Redmond O'Donoghue
Lady O'Reilly
*Lord Wedgwood
*Richard A Barnes *(resigned 19 April 2004)*
*Christopher J McGillivary *(retired 25 June 2004)*
F Alan Wedgwood
*P D'Alton *(appointed 15 June 2004)*

Company Secretary: Patrick J Dowling

*Executive Directors

DIVIDEND

The Directors do not propose the payment of a final dividend.

PRINCIPAL ACTIVITIES, ACQUISITIONS AND DIVESTMENTS

The Company is an intermediate holding company. During the year to 31 March 2004, the Company managed the Wedgwood and Rosenthal brands. Wedgwood comprises the manufacture, distribution and retailing of high quality bone china and earthenware tableware and giftware under the Wedgwood brand together with quality earthenware tableware by Johnson Brothers (including the Franciscan brand), Mason's Ironstone fine tableware and giftware and Coalport bone china giftware. Rosenthal is a premium ceramics manufacturer based in Germany. Rosenthal manufactures, markets and distributes luxury porcelain giftware and tableware. Approximately 51.8% of Rosenthal's turnover is generated in the German market. The Group's interest in Rosenthal AG was 89.8% at 31 March 2004. The Group also distributes crystal and other products in certain world markets.

There were no material divestments during the year.

FUTURE DEVELOPMENTS

Future developments and prospects are outlined in the Waterford Wedgwood Group Chairman's statement, Chief Executive's statement and Financial review on pages 1 to 5 of Waterford Wedgwood plc's accounts for the year ended 31 March 2004.

89

WATERFORD WEDGWOOD U.K. PLC

YEAR TO 31 MARCH 2004

Waterford Wedgwood U.K. plc is an intermediate holding company, registered in England (Number 2058427). The ultimate parent company is Waterford Wedgwood plc. **This document is only a summary of information contained in the Company's accounts and Report of the Directors. The Independent Auditors' report on the annual financial accounts was unqualified.** For a full understanding of the activities and financial position of the Waterford Wedgwood Group, readers are referred to the annual report and financial statements of Waterford Wedgwood plc.

Waterford Wedgwood U.K. plc
Barlaston, Stoke-on-Trent, Staffordshire ST12 9ES England

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year to 31 March 2004 Pre-exceptional charges £m	Exceptional charges £m	Total £m	Year to 31 March 2003 £m
Turnover	**430.0**	**—**	**430.0**	456.1
Cost of sales	**(235.4)**	**(18.7)**	**(254.1)**	(273.7)
Gross profit	**194.6**	**(18.7)**	**175.9**	182.4
Distribution costs	**(147.4)**	**(1.3)**	**(148.7)**	(149.7)
Administrative expenses	**(44.4)**	**—**	**(44.4)**	(42.0)
Other operating income/(expense)	**9.5**	**—**	**9.5**	(4.8)
	(182.3)	**(1.3)**	**(183.6)**	(196.5)
Operating (loss)/profit	**12.3**	**(20.0)**	**(7.7)**	(14.1)
Profit on sale of fixed assets			**3.3**	—
Makewhole payment			**(2.6)**	—
Net interest payable			**(11.4)**	(9.8)
Loss on ordinary activities before taxation			**(18.4)**	(23.9)
Taxation on loss on ordinary activities			**(0.5)**	1.1
Loss on ordinary activities after taxation			**(18.9)**	(22.8)
Minority interests			**0.3**	(0.1)
Loss attributable to members of the parent company			**(18.6)**	(22.9)
Dividends			**—**	(2.9)
Loss absorbed for the year			**(18.6)**	(25.8)
Loss per income share			**(1.98p)**	(2.59p)

Turnover and operating losses arose solely from continuing activities.

PETER JOHN GOULANDRIS
Chairman

PAUL D'ALTON
Director

SUMMARY CONSOLIDATED BALANCE SHEET

	As at 31 March 2004 £m	As at 31 March 2003 £m
Fixed assets	**113.9**	119.0
Current assets	**289.0**	303.3
Creditors (amounts falling due within one year)	**(336.9)**	(268.6)
Net current (liabilities)/assets	**(47.9)**	34.7
Total assets less current liabilities	**66.0**	153.7
Creditors (amounts falling due after more than one year)	**(83.2)**	(157.0)
Provisions for liabilities and charges	**(0.8)**	(0.8)
	(18.0)	(4.1)
Represented by		
Capital and reserves	**(20.6)**	(7.0)
Minority interests	**2.6**	2.9
	(18.0)	(4.1)

Approved by the Board of Directors on 17 June 2004.

PETER JOHN GOULANDRIS
Chairman

PAUL D'ALTON
Director

INDEPENDENT AUDITORS' STATEMENT TO THE MEMBERS OF WATERFORD WEDGWOOD U.K. PLC

We have examined the summary financial statement of Waterford Wedgwood U.K. plc.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors are responsible for preparing the Waterford Wedgwood U.K. plc accounts summary year to 31 March 2004 in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Waterford Wedgwood U.K. plc accounts summary year to 31 March 2004 with the annual financial statements and the Report of the Directors and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Waterford Wedgwood U.K. plc accounts summary year to 31 March 2004 and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

BASIS OF OPINION

We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

OPINION

In our opinion the summary financial statement is consistent with the annual financial statements and the Report of the Directors of Waterford Wedgwood U.K. plc for the year ended 31 March 2004 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin

17 June 2004

OTHER INFORMATION

EFFECT OF CHANGE IN ACCOUNTING ESTIMATES

During the year, the Group reviewed the basis of the valuation of stock resulting in an uplift in values by £3.8 million and the reduction of stock provisions by £1.4 million, thereby benefiting the profit and loss account for the 12 months to 31 March 2004 by £5.2 million.

EXCEPTIONAL CHARGES

In the results for the 12 months to 31 March 2004, the following exceptional costs have been charged to operating loss:

	Cost of sales £m	Distribution costs £m	Total £m
Restructuring costs	14.4	1.3	15.7
Stock write-downs	2.3	—	2.3
Earthenware outsourcing set-up costs	2.0	—	2.0
	18.7	**1.3**	**20.0**

Restructuring costs
In 2003, as a result of the decrease in demand for luxury products due primarily to the continued global economic downturn, the outbreak of the SARS epidemic and the conflict in Iraq, the Directors announced a restructuring programme aimed at further lowering operating costs. In the accounts for the 12 months to 31 March 2003, a charge of £21.1 million was recognised, of which £8.7 million was for fixed asset impairments, £9.7 million for stock write-downs and £2.7 million for integration and rationalisation projects. In the accounts for the 12 months to 31 March 2004, a charge of £15.7 million has been recognised, representing redundancy and related costs associated with the closure of two earthenware manufacturing facilities in the U.K., the consolidation of Wedgwood branded earthenware production into the existing manufacturing facility in Barlaston, Stoke-on-Trent, the outsourcing of production of Johnson Brothers branded earthenware to the People's Republic of China and the reorganisation of Wedgwood's European retail and marketing operations.

Stock write-downs
As a result of the initiative to move Johnson Brothers production to the People's Republic of China, the carrying value of certain stock has been reduced to its estimated net realisable value resulting in a charge of £2.3 million in the accounts for the 12 months to 31 March 2004.

Earthenware outsourcing set-up costs
As a result of moving Johnson Brothers production to the People's Republic of China, once-off set up costs amounting to £2.0 million have been incurred and charged to loss in the accounts for the 12 months to 31 March 2004.

DIRECTORS' REMUNERATION AND OTHER CONTRACTS

The remuneration in relation to executive Directors who held office for any part of the year, amounted to £1,162,000 (31 March 2003: £1,470,000).

Fees payable to non-executive Directors amounted to £11,000 (31 March 2003: £10,000).

FOR SHAREHOLDERS BASED IN IRELAND

Waterford Crystal

Please forward information about
- ☐ Waterford Crystal products
- ☐ Waterford Crystal stockists in Ireland
- ☐ Wedgwood products
- ☐ Wedgwood stockists in Ireland
- ☐ Rosenthal products
- ☐ Rosenthal stockists in Ireland
- ☐ Other (please specify) ______

Name ______

Address ______

PLEASE RETURN COMPLETED FORM TO
Customer Service, Waterford Crystal, Kilbarry, Waterford, Ireland.
Or call (00 353) (0)51 336244; fax (00 353) (0)51 332513;
e.mail retail@waterford.ie

FOR SHAREHOLDERS BASED IN UK

Wedgwood

Please forward information about
- ☐ Waterford Crystal products
- ☐ Waterford Crystal stockists in UK
- ☐ Wedgwood products
- ☐ Wedgwood stockists in UK
- ☐ Other (please specify) ______

Name ______

Address ______

PLEASE RETURN COMPLETED FORM TO
Customer Service, Wedgwood, Barlaston, Stoke-on-Trent, Staffordshire ST12 9ES.
Or call (00 44) (0)1782 282293; fax (00 44) (0)1782 223714;
e.mail customercare@wedgwood.com

Rosenthal

Please forward information about
- ☐ Rosenthal products
- ☐ Rosenthal stockists in UK
- ☐ Other (please specify) ______

Name ______

Address ______

PLEASE RETURN COMPLETED FORM TO
Rosenthal UK Customer Service, Barlaston, Stoke-on-Trent, Staffordshire ST12 9ES.
Or call (00 44) (0)1782 282915; fax (00 44) (0)1782 271189;
e.mail rosenthal.uk@wedgwood.com

For information regarding the Waterford and Wedgwood Visitor Centres, please see the vouchers opposite, or contact through the numbers/e-mail details given on the reverse.

15% REDUCTION ON WATERFORD WEDGWOOD PRODUCTS

Visit your local Waterford Wedgwood Room* and receive 15% reduction on your purchases (to a maximum retail value of £2,000/€3,000), or call **(00 44) (0)1782 282816 (UK)/ (00 353) (0)51 332200 (Ireland)** for mail order option details.

Please present this voucher when making your purchase.

*Shareholders based in Ireland can redeem this voucher at a Waterford Wedgwood stockist of their choice. Offer available in UK and Ireland only.

Name ______

Address ______

Valid to 31 December 2005

FREE FACTORY TOUR AT THE WATERFORD VISITOR CENTRE

Free factory tour at the Waterford Crystal Visitor Centre, Waterford, Ireland for up to two adults and four 12-14 year olds. Simply complete the details below and present this voucher on arrival at the Visitor Centre, to receive free admission to the factory tour.

Name ______

Address ______

Valid to 31 December 2005

FREE ADMISSION TO THE WEDGWOOD VISITOR CENTRE

Free admission to our newly refurbished Wedgwood Visitor Centre, Barlaston, Stoke-on-Trent for up to two adults and four children. Simply complete the details below and present this voucher on arrival at the Visitor Centre, to receive free admission to the visitor facilities.

Name ______

Address ______

Valid to 31 December 2005

TERMS AND CONDITIONS

- This voucher entitles shareholders to 15% reduction against any purchase of Waterford Wedgwood
  Group products, purchased at full retail price, from any Waterford Wedgwood Room*.
  Call (00 44) (0)1782 282293 (UK)/(00 353) (0)51 332200 (Ireland) for details of your nearest Room/stockist.
- Excludes limited edition items. Cannot be used in conjunction with any other voucher, promotional offer or special reductions.
- This voucher may not be redeemed for cash.
- The voucher is valid only with name and address completed.
- This voucher is valid for one transaction only.

*Shareholders based in Ireland can redeem this voucher at a Waterford Wedgwood stockist of their choice. Offer not available outside UK and Ireland.

TERMS AND CONDITIONS

- This voucher entitles shareholders to a free factory tour at the Waterford Crystal Visitor Centre.
- This voucher may not be redeemed for cash.
- The voucher is valid only with name and address of the shareholder completed.

Gallery - Please telephone to ensure no seasonal or exceptional closures, and to obtain admission charges for additional visitors.

Jan: Mon. - Fri. 9.00am - 5.00pm Feb: Mon. - Sun. 9.00am - 5.00pm March - Dec: Mon. - Sun. 8.30am - 6.00pm

Factory Tour

Jan - Feb	Mon. - Fri.	9.00am - 3.15pm
March - Oct	Mon. - Sun.	8.30am - 4.00pm
Nov - Dec	Mon. - Fri.	9.00am - 3.15pm

Tel: (00 353) (0)51 332200

TERMS AND CONDITIONS

- This voucher entitles shareholders to free admission to the Wedgwood Visitor Centre.
- This voucher may not be redeemed for cash.
- The voucher is valid only with name and address of the shareholder completed.
- The Wedgwood Visitor Centre is open Mon. - Fri. 9.00am-5.00pm, Sat. - Sun. 10.00am-5.00pm.

Please telephone to ensure no seasonal or exceptional closures, and to obtain admission charges for additional visitors.

Shop closes 4.00pm on Sundays.

Tel: (00 44) (0)1782 282452

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WATERFORD
WEDGWOOD
OFFERS FOR
SHAREHOLDERS
2004/05